SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated May 21, 2015

British Telecommunications Plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

Enclosure: British Telecommunications plc — Annual Report & Form 20-F 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name: Heather Brierley
Title: Secretary

Date: May 21, 2015

2

Annual

Report &

Form 20-F

2015

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in more than 170 countries.

CONTENTS

2	The Strategic Report

Purpose and strategy

	2	Overview

	2	Our purpose

	3	Our goal

	3	Our strategy

	5	Our culture

Delivering our strategy

	6	Our business model

	6	Financial strength

	7	Our people

	9	Our networks and physical assets

	10	Research and development

	10	Brand and reputation

	11	Stakeholders and relationships

	16	Natural resources

	17	Our risks

	26	EE acquisition: risks

Our lines of business

Group performance

	47	Our progress against our KPIs

	48	Group financial performance

	53	Delivering societal and environmental benefits

55	Report of the Directors

Statutory information

58	Statement of directors’ responsibilities

59	Independent Auditors’ report – Consolidated financial statements

61	Consolidated financial statements

66	Notes to the consolidated financial statements

110	Independent Auditors’ report – Parent company financial statements

111	Parent company financial statements

127	Subsidiary undertakings

128	Additional information

141	Cross reference to Form 20-F

This is the BT plc Annual Report for the year ended 31 March 2015. It complies with UK regulations and comprises part of the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.

Please see the cautionary statement regarding forward-looking statements on page 129.

In this document, references to ‘BT’, ‘BT plc’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to British Telecommunications plc and its subsidiaries and lines of business, its internal service unit, or any of them as the context may require. References to ‘BT Group plc’ are to BT plc’s ultimate parent company.

A reference to a year expressed as 2014/15 is to the financial year ended 31 March 2015 and a reference to a year expressed as 2015 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2015. References to ‘last year’ and the ‘prior year’ are to the financial year ended 31 March 2014.

2	BT plc
Annual Report & Form 20-F 2015

THE STRATEGIC REPORT

PURPOSE AND STRATEGY

OVERVIEW

British Telecommunications plc is the principal operating subsidiary of BT Group plc. We are a wholly owned subsidiary of BT Group plc. The BT Group plc Board has ultimate responsibility for the management of the group and the Operating Committee of BT Group plc is the key management committee. It monitors the group’s financial, operational and customer service performance and has cross-business oversight of BT’s lines of business. It also reviews the group’s key risks and considers the potential threats and opportunities to the business.

The Purpose and strategy, Delivering our strategy, Our lines of business and Group performance sections on pages 2 to 54 form the Strategic Report.

We present the audited consolidated financial statements on pages 61 to 109 and 127.

OUR PURPOSE

BT’s purpose is to use the power of communications to make a better world.

We are here to meet the needs of our customers, delivering the experience, products and services that matter to them. Millions of individuals connect through us to their friends and family, and have huge amounts of information and entertainment at their fingertips. The smallest companies right through to multinational corporations use our services every day to conduct their business and compete in the global marketplace. Many public services rely on our technologies, and in the UK the telecoms industry operates across our networks. Our success as a business depends on delivering value to all our customers, enabling them to fulfil their needs and aspirations.

The connectivity we provide every day plays an essential role in modern society and economies. Our core business represents a significant part of the social infrastructure in the places where we operate.

The diagram below shows how our strategy supports our goal and purpose. It sits at the centre of our business model.

External environment
Governance
Our purpose
To use the power of communications to make a better world
Our goal
A growing BT: to deliver sustainable profitable revenue growth
Our strategy
Broaden and deepen our customer relationships
Deliver superior customer service
Transform our costs
Invest for growth
Inputs
Value creation
Outputs & Outcomes
Fibre
TV and content
Mobility and future voice
UK business markets
Leading global companies
Our culture
A healthy organisation
Our values
Customer
We are here for our customers
Team
We help each other achieve more
Honesty
We are honest and respectful
Change
We all make change happen
Pride
We are proud to make a difference
Risks

The Strategic Report was approved by the Board of Directors on 13 May 2015.

By order of the Board

Tony Chanmugam

Director

The Strategic Report	3
Purpose and strategy

It is because we recognise how important connectivity is today that we also work to extend the value we can add to communities where we operate and to society at large by finding new ways that our products and services can bring social and economic benefits. We are committed to using our technologies to respond to the climate change challenge. And we enable our people to contribute their skills and energies to make a positive impact in areas of social need.

It is by creating value for our customers and society that we will satisfy the needs of our shareholders – and deliver sustainable profitable revenue growth.

OUR GOAL

Our goal is to deliver sustainable profitable revenue growth.

Previously, we have had to depend on cost transformation to grow our cash flows. In the years ahead, revenue growth, combined with continued transformation of our costs, will provide a powerful platform for long-term and sustainable cash flow growth.

We will reinvest some of the cash we generate back into the business, to enable us to grow over the long term. A virtuous circle. And we will also use it to reward our shareholders and other stakeholders.

OUR STRATEGY

Our strategy is founded on broadening and deepening our customer relationships.

To deliver sustainable profitable revenue growth, we need stronger relationships with our customers. That means making sure we stay relevant to them as markets, lifestyles and technologies change.

The three pillars of our strategy help us do that: delivering superior customer service; transforming our costs; and investing for growth. The better our customer service, the more we will sell and the less time and money we need to spend putting things right. And the better we manage our costs, the better value for money we can offer our customers and the more we can invest in giving customers what they need, today and tomorrow. And these principles in turn drive our business model (see page 6).

Deliver superior customer service

Every day we touch the lives of millions, providing services that help people get the most out of their working and personal lives.

We recognise how important it is to improve service as the impact when things go wrong is greater than ever before. Getting the customer experience right will not only benefit our customers, it will make our business more cost effective too. Customer service and cost transformation go hand-in-hand.

To make sure we are equipped to meet the changing and growing demands of consumers and businesses, a group-wide transformation, to put the ‘Customer First’, is underway. You can find out more on page 7.

Right First Time (RFT) is our key measure of customer service and tracks how often we keep the promises we make to our customers. Our overall improvement of 4.7% (2013/14: 1.5%) reflects positive contributions from each of our customer-facing lines of business. We achieved significantly better repair performance and delivery times for providing UK lines and broadband. Within BT Global Services, we made large improvements to our speed of delivery. But we still want to do better. You can find more details in the line of business section on operating performance.

Customer service is one of the factors used in determining the annual bonus of executives. It is made up of the RFT metric and a new customer perception measure.

In last year’s Annual Report we outlined a number of specific areas that we would focus on this year, including investment in our network, improving our online capability and changing some of the key processes relating to installations and when customers move house.

We have made some good progress in these and other areas, including:

•	recruiting 2,500 new engineers;
•	over 1,000 system and process changes to make it easier for our customers to deal with us and to help our people support them. This includes improving our websites so that it is more straightforward to make and track orders, and find information and help more easily;
•	investing in our network to make it more resilient to extreme weather conditions (in both summer and winter);
•	specialist diagnostic equipment, alarms and new handheld devices to help our engineers find faults quickly, increasing their ability to get to the root of the matter and fix more issues in one go; and
•	deploying a new appointment booking system for calling customers back and providing training in communication skills for our advisers.

But we still want to do better. Looking ahead, we are focusing on five key areas:

Acting on insight

We are using the insight of our customers, our people and other companies to guide decision-making and create products and services based on the changing demands and priorities of our customers. And as we explain below, we are developing a new way to analyse the effectiveness of our processes from the customer’s perspective. We will use this insight to improve the way we do things.

Keeping our customers connected

We are making our products and networks more resilient. Monitoring our networks and ordering systems will help us identify issues sooner – in many cases before the customer is even aware there is an issue.

Creating great tools and systems

We are improving the way we keep customers informed. We continue to develop our websites, offering more self-help features and online support. Engineers are letting the customer know they are on the way before arriving at the premises. And we are trialling an app to help customers track the whereabouts of their engineer before a visit.

Working better across our organisation

We are changing the way our customer-facing teams are organised so that our people can take greater ownership when they are dealing with customers’ enquiries. We have adopted a new approach to help us analyse and improve how we perform in typical customer interactions, like ordering a service from us or reporting a fault. And further analysis of our repair process is helping us to understand what we need to do to make the customer experience better.

Supporting our people	As well as redesigning processes, systems and policies, we are urging our people to put themselves in their customers’ shoes, take personal ownership of issues and make it easy for our customers to order and use our products and to contact us when they need to.

The wellbeing of our people is important to us and helps them deliver a good service to our customers. This is particularly true in Openreach which has experienced a rise in sickness absence rates among some of our older workers. We are focusing on early intervention to address this and we provide support services to help all our people return to their roles. You can find more details on page 7.

4	BT plc
Annual Report & Form 20-F 2015

Transform our costs

We run large and complex cost transformation programmes which are led by a team of internal consultants. They are BT people. This makes sense because they know our business better than anyone.

Their approach is based on a methodology honed over ten years and underpinned by forensic data analysis, strong governance and the support of senior management to make change happen quickly and sustainably.

This year, our underlying operating costs excluding transit were down 2%, reflecting an 8% reduction in net labour costs and lower payments to other telecommunications operators. These were partly offset by increased programme rights charges reflecting a full year of BT Sport. We reduced our operating costs by around £600m this year. Over the last six years we have reduced our operating costs and capital expenditure by around £5.5bn.

Our largest cost transformation activities are driven ‘top-down’. They might be end-to-end programmes spanning multiple lines of business or complex changes contained within a single line of business. Continuous Improvement (CI) provides a complementary ‘bottom-up’ approach. CI makes small but important changes to how we do things every day and has the added benefit of improving employee engagement.

To strengthen cost transformation (CT) and its application throughout the business we have an in-house CT Academy. The CT Academy is responsible for the continued development of our change professionals. This year alone it has trained and coached more than 1,800 people. BT is the only UK organisation currently licensed by the British Quality Foundation to certify qualifications to the most advanced levels in Lean, Six Sigma and Change Management methodologies on such a scale.

Programmes this year included:

•	taking tried-and-tested methods from the UK and using them overseas to reduce cost of failure, improve efficiency, streamline organisational structure and get better value for money from suppliers;
•	identifying how we can improve the utilisation of our engineering teams and standardise the way they work. We can reduce the number of engineers required at a particular location by investing in their training to make sure they are multi-skilled. This programme has identified opportunities to reduce costs while shortening delivery times on core products like Ethernet;
•	tightening up our contact centre operations by closing down small, inefficient centres, standardising technology and processes and rebalancing and reprioritising activities between the UK and overseas. (Better tools, training and utilisation of our service colleagues have made them more productive and helped them answer enquiries from customers more effectively);
•	reducing the cost of failure across the lifecycle of our IT systems. By designing and developing them better, they fail less often, improving service and reducing cost; and
•	launching our new group-wide Central Business Services capability, (effectively a shared service centre), to support contract management and accounting, procurement, financial services and HR. This simplifies the way we work and means we can share best practice to improve efficiency and service.

Looking ahead, we are focused on a number of areas including:

•	reviewing the effectiveness of our sales teams; to reduce administrative effort and focus people on what really matters – selling to customers; ensuring we have the right people, with the right skills, aligned to the best opportunities in the market; and by revising our incentive schemes to better align with desired outcomes;
•	large end-to-end programmes specifically focused on improving customer experience in a number of delivery and repair journeys through reducing waste in the process and making it easier for our customers to interact with us;
•	rationalising and standardising our products, networks, applications and platforms to remove complexity and reduce the cost of failure; and
•	reviewing the effectiveness and efficiency of the back-office teams that support our customer-facing people.

We benchmark what it costs us to do business against other large telecommunications companies. We keep making progress but we can still see more that we can do. We also look beyond the world of communications to see what lessons we can learn from other industries. We are confident that there are plenty of opportunities to reduce costs further.

You can read about cost transformation within our lines of business from page 29. And the group’s performance on operating costs is described on page 48.

The Strategic Report	5
Purpose and strategy

Invest for growth

We are investing in five strategic areas. These are the things we believe will deliver sustainable profitable revenue growth – which will deliver value for our shareholders:

Fibre

Customers are asking for faster broadband. We are delivering that with our superfast fibre broadband deployment. It covers more than three-quarters of the premises in the UK and we are working to extend its reach even further (see page 42).

We have long been at the forefront of fibre innovation and investment and we aim to keep it that way. In January, we set out our vision for ultrafast broadband. With the right regulatory and investment environment, we plan to transform the UK broadband landscape through the widespread deployment of G.fast. We expect G.fast to deliver speeds of a few hundred Mbps by 2020 and up to 500Mbps to most of the UK within a decade. We will also introduce a 1Gbps premium fibre broadband service (see page 45).

TV and content	We have improved our TV proposition this year. We redesigned its look and feel and enhanced the service – adding things like TV Everywhere, buy-to-keep movies and TV shows, Netflix and the BT Sport Extra red button. We also launched Sky Sports 1 and 2 on YouView.

We won the rights to show more live FA Premier League football matches for three years from August 2016, and extended our Aviva Premiership Rugby rights to the end of the 2020/21 season.

This summer, BT Sport will become the new home of UEFA Champions League and UEFA Europa League football for the next three seasons.

Read more about these developments in the BT Consumer section on page 36.

Mobility and future voice

2014/15 was a watershed year for us. We launched three new products in our business IP voice portfolio (see page 34), returned to the consumer mobile market (see page 37) and our ultimate parent company agreed definitive terms to acquire EE. As explained below, this deal will make us the UK’s leading converged communications provider (CP).

UK business markets	There are clear opportunities for us to grow our share of the UK business market and increase the revenue we get from each customer.

So we have improved our product portfolio and are focusing on selected areas of IT services where we can grow, such as data centres, cloud, managed hosting and security (see page 34).

Leading global companies

We are investing in our services, network and expertise to increase our share of spending by our large multinational customers. By extending our global network and data centre footprint (see page 31), we are expanding the reach and features of our services, making them more flexible and better at working together. We are helping our customers address their challenges in the world of digital business, from cloud and collaboration, to mobility and security. By investing in customer service and global account management capabilities, we continue to support leading global companies as they expand into new markets. And help public sector organisations to better serve citizens.

a For the assumptions underlying our synergies estimates, see Additional Information on page 139.

Proposed acquisition of EE by BT Group plc

In February 2015 our ultimate parent, BT Group plc, announced that we had agreed definitive terms to buy EE, the leading mobile network operator in the UK, for a purchase price of £12.5bn.

The deal, which is still subject to merger clearance, will be transformational for BT. It will allow us to accelerate our mobility strategy. And it will increase our capacity for future investment and innovation in networks and services, as we continue to build world-class digital infrastructure in the UK.

We believe the deal will generate considerable value for BT Group plc’s shareholders. We expect net cost synergies to be worth £3.0bn (after integration costs) and we expect to generate revenue synergies with a total net present value of approximately £1.6bna.

The transaction should be accretive to free cash flow per share in the first full year post completion of the deal.

By combining EE with BT, we will be able to provide customers with innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities.

OUR CULTURE

To deliver strong performance we have to be healthy. A healthy organisation is made by the structures and processes that help people do their jobs effectively; and the attitudes and actions of all individuals.

We have defined our values to guide how we want to work. We have identified the changes we need to make: putting the customer first in everything we do, simplifying how we work and developing a leadership style which helps to drive change and gives people the confidence to take responsibility. We believe people want to work with a company that recognises what they have to offer, supports their ability to grow and is a positive force in wider society. By making all of this happen we will create an environment that brings the best out of our people.

Becoming a healthy organisation will enable us to deliver our strategy. It is about ensuring we can be resilient and agile in a changing world and, at the same time, make BT an exciting place where our people can all be proud to work.

6	BT plc
Annual Report & Form 20-F 2015

DELIVERING OUR STRATEGY

This section explains how we deliver our strategy. We describe our business model and the importance of our people, assets and the research and development we do. We report on the status of our brand and outline our relationships with our main stakeholders. We also explain our approach to human rights and describe the regulatory environment and risks that affect us.

OUR BUSINESS MODEL

Our business creates value for shareholders, by delivering for customers, society and our people.

We invest to build and maintain communications networks in the UK and overseas; we develop products and services that run over those networks; and then we sell them on a subscription basis to consumers, businesses and the public sector. By selling services, we are able to make a return on our network investments and create value for our stakeholders. This means we can reinvest in the business to keep creating value over the short, medium and long term. A virtuous circle.

The way we describe our business model is evolving. This year, for the first time, we include elements of the IIRC’s Integrated Reporting (IR) Framework. In the Framework, the resources used and the relationships affected by an organisation are collectively referred to as ‘the capitals’. The IIRC defines the capitals as: financial, manufactured, intellectual, human, social, and natural. We have adopted a similar approach by using a common set of icons for the inputs, outputs and outcomes of our business model, although we describe them in terms that are most meaningful to our business.

Inputs

Our business model starts with the things that set us apart from our competitors. We have a strong combination of people, technology, networks and other physical assets. Our research and development activities support innovative new ways of doing things and advancements in our technology. And we have the financial strength to invest in these areas to stay ahead of the competition.

Then there are the relationships we have with our stakeholders such as our customers, and the natural resources we consume as part of doing business.

Outputs

The main output of our business is our portfolio of products and services. We make money by selling these in the UK and around the world through our customer-facing lines of business.

We sell through a range of channels including online, contact centres and desk or field-based account managers. Our revenue is mostly subscription or contract-based. People, households and SMEs pay for standalone or bundled services monthly, quarterly or annually (typically on 12 to 24 month contracts). Large corporate and public sector customers usually buy managed networked IT services on contracts spanning several years. Our wholesale customer contracts range from one month in length for regulated products, to five years or more for major managed services deals.

Improving the skills and expertise of our people, both through on-the-job experience and our investment in their training and development, is another output of our business. We also generate intellectual property like patents. Finally, the waste and emissions produced by our operations are considered to be outputs (more details of what we are doing to minimise these can be found on page 16).

Outcomes

The financial outcome of what we do hinges on the performance of our lines of business. Together they contribute to the overall performance and key performance indicators (KPIs) of the group.

But there is more to what we do than just financial value. What we do matters. We help millions of people communicate, be entertained, do business and generally live their lives. We help our customers reduce their carbon footprint, for example by providing conferencing facilities, which mean they do not have to travel as much. And we contribute directly to communities and the health of the UK by providing jobs, working with suppliers and paying tax.

All of which contribute to the strength of our brand – a key asset for us as it can influence whether a potential customer buys from us or one of our competitors.

How we create value

Delivering a superior customer service, transforming our costs and investing for growth in our five strategic areas are central to both our strategy and business model. They are key business activities. Better customer service means that we spend less time and money putting things right. These cost savings, combined with savings from working more efficiently and the cash that we generate from sales, mean we can invest in the future of our business.

Our ability to deliver our strategy is as much about how we do things, as what we do. That is why being a healthy organisation (see page 7) and living our corporate values (page 7) are so important to us. Our values reflect how we work together in BT to create a healthy, high-performing business. And that is why our people are so key to the success of our business.

Our sustainable business model

Communications markets are very competitive, particularly in the UK. There are both opportunities and risks. We make sure we stay in tune with market and competitive trends through teams dedicated to ‘insight’. And we undertake an annual materiality review to understand the societal and environmental issues that are important to our stakeholders.

BT’s Enterprise Risk Management framework (see page 17) helps us identify and mitigate the challenges and risks we face. And we use governance committees to make sure we make the right investments and deliver products and services that customers want to buy. We see more and more demand for our products and services because they play such an integral role in modern life.

Being able to anticipate and respond to changes in our environment makes for a flexible and sustainable business model. And by continuing to reinvest in the business, we are confident that we will be able to deliver value both today and in the future.

FINANCIAL STRENGTH

We have the financial strength to make bold decisions and to invest in the things that set us apart.

Our goal is to deliver sustainable profitable revenue growth. Together with further transformation of our costs, we aim to grow our EBITDA and cash flow over the long term.

We have a prudent financial policy that governs how we use the cash we generate.

We want to continue to invest in the future of our business and in particular in our five strategic growth areas (see page 5).

At the same time as investing in these areas, BT Group plc intend to reduce the group’s net debt over the medium term and are targeting

The Strategic Report	7
Delivering our strategy

a BBB+/Baa1 credit rating. We have a strong balance sheet today, but we want to make it stronger.

We will also continue to support the pension fund and to do so in a responsible way. And we will pay progressive dividends to our shareholders.

We aim to balance the interests of all stakeholders.

We believe that this approach provides us with the financial flexibility to make long-term investments in the best interests of the group; and also in the best interests of communities where we operate.

It is this approach that means we can invest over £3bn to help take fibre broadband to 90% of the UK. And our financial strength means we can go even further. We will work with government to help take fibre broadband to 95% of the country. And with the right investment and regulatory environment, we will invest in ultrafast broadband to deliver up to 500Mbps to most of the UK within a decade with 1Gbps available to those who want even faster speeds.

Our financial strength has also underpinned the investments we have made in BT Sport both this year and last, and which we will continue to make in the years ahead. And it meant that in February 2015, BT Group plc could announce the proposed acquisition of EE, the leading mobile network operator in the UK.

It also means we can support the business in other ways. For example, by making sure we continue to innovate and stay at the forefront of a rapidly-changing industry. And by investing in the training, development and support we give to our people, as we describe below.

OUR PEOPLE

Every day our people touch the lives of millions, providing services that help our customers get the most out of their work and personal lives. We invest in our people so they can succeed and contribute effectively to our business.

Believing in what we do

A clear purpose guides everyone’s contribution in BT. By bringing together the best networks, technology and products and services for our customers, we use the power of communications to make a better world.

Living up to our values in everything we do will help build the kind of business our people are proud to be part of. Our values are:

Customer: We are here for our customers.

Team: We help each other achieve more.

Honesty: We are honest and respectful.

Change: We all make change happen.

Pride: We are proud to make a difference.

A global workforce

At 31 March 2015 we had 88,500 full-time equivalent (FTE) employees in 60 countries, with 70,900 of them based in the UK. We are one of the largest employers in the UK, supporting its economy by providing jobs and income.

This year we recruited over 9,900 people. Of these, more than 5,300 work in the UK, including over 500 who are on our renowned apprenticeship scheme.

Across our global business we continue to simplify the way we work, for example, by transforming our HR and finance systems and services. This makes things easier for our people, so we can serve our customers better.

As our business evolves to meet the needs of our customers, we adapt our organisation, redeploying people through the BT transition centre. This helps us avoid redundancies. Last year in the UK, 2,100 people were redeployed, meaning that we retained experienced people with the skills we need for the future.

A customer-facing workforce

This year we recruited 2,500 new engineers and more than 500 new service colleagues to work in our customer management and contact centres. We created 1,100 jobs in the UK that were previously performed by agencies in the UK and overseas.

Our Customer First programme supports our business strategy by making sure our people have the support, skills and confidence to give our customers a great experience. Examples include:

•	innovative apps to give engineers better access to information (see page 45);
•	training in communication skills to cut out jargon and complexity; and
•	reorganising teams to focus on the needs of customers at specific points in their relationship with us.

We are making use of internal social media tools to encourage colleagues to share best practice, ask each other questions and celebrate the progress we are making.

The Customer First Challenge Cup is a key people engagement programme in BT. It is an annual competition that started in 2003. It encourages people to form teams and come up with the best ideas for changing business processes in ways which save money or deliver improvements for our customers. This year over 5,000 people came together to form over 800 teams across 17 countries. The number of people participating has increased year on year, with 60% of those involved this year doing so for the first time.

Investing for growth

Learning matters at BT. We want our people to build their skills and careers and our Academy helps them do this.

The Academy is BT’s new approach to learning. It is not a physical place or building, it is home to a combination of materials, events, programmes and knowledge-sharing activities which help our people learn in different ways. The Academy is organised across four ‘faculties’: Leadership, Technical, Customer and Business. Each faculty supports a number of communities we call ‘professions’ which have similar learning and career journeys.

We have made accessing a profession easy by investing in an innovative social collaboration platform – helping people to develop their skills and careers together.

Around 9,600 leaders – from senior executives to junior managers – have learnt new ways to lead, coach and support their teams. And a global programme is giving 5,600 frontline people the skills, tools and techniques to continuously improve the way we serve customers.

We intend to recruit around 1,000 graduates and apprentices in 2015/16. And we are also offering up to 1,000 vocational and work experience placements to 18-24 year olds as part of the UK employer-led initiative, ‘Movement to Work’. This is backed by the Prince’s Trust and the Government.

A healthy organisation – employee engagement and involvement

We are becoming a healthier organisation. Our plans to improve organisational health have included the creation of the Academy, the implementation of ‘Continuous Improvement’ initiatives throughout the business and an award-winning leadership development programme.

Each quarter about 35,000 people provide feedback on working for BT through our employee engagement survey. Our surveys help us develop a focused people strategy and support action planning at a

8	BT plc
Annual Report & Form 20-F 2015

local level. We have maintained engagement levels at 3.82 (out of a maximum of 5, with a telecoms benchmark of 3.90), the highest level since we started the survey in 2008.

We keep our people informed about company results, major business decisions and other things that affect them using a variety of digital channels. Leaders regularly connect with their teams through roundtable meetings, town hall debates, site visits, webcasts and blogs.

We consult with our people or their representatives on a regular basis, taking their views into account on decisions that affect them. In the UK we recognise two main trade unions. The Communication Workers Union represents people in engineering, administration and clerical positions. Prospect represents managerial and professional people.

Diversity at work

At BT we believe that we unlock the power of our people when we value their diversity. This is a priority for us because a diverse workforce fosters greater innovation, helps us better understand and serve our customers and empowers our people to deliver their best.

Business in the Community benchmarks consistently rank us in the top-ten private sector organisations for women and people from Black and Minority Ethnic (BME) backgrounds. And as a ‘Two Ticks’a employer, we are committed to attracting, developing and retaining people with disabilities. Applicants with disabilities or long-term health conditions – and who meet the minimum criteria for the vacancy – are automatically put through to the first stage of the recruitment process.

BT was again named this year as one of The Times Top 50 Employers for Women. But we have the ambition to move further and faster. We are determined to drive up the number of women in our workforce. 19,655 women currently work for us – many on flexible contracts, giving us a full-time equivalent of 18,457 female employees. This corresponds to 10,358 FTE (25%) of our management population and 8,099 (17%) of our team members.

At BT Group plc Board level, our policy is to aim to have at least 25% female representation. We were below this for part of the year, but with three out of 11 Board members, we now have 27% female representation. We are working to attract more women into BT and our sector. And we are reviewing our working practices and development opportunities to make sure that an increasing number of women can enjoy successful careers with us.

Staying safe and well

Our people tell us wellbeing has improved by 2% across the company. We have made good progress on reducing accidents while working. The Lost Time Injury rate came down by 23% to 1.5 incidents per million working hours. However, the changing age profile of the business presents some challenges for us as mature and experienced workers are replaced by younger people who sometimes have a different attitude to risk. We have targeted our training to address this.

Sickness absence rates have increased by 6% to 2.2%. There are differences between the lines of business with a steady reduction in most of them but a sustained increase in Openreach. Here, mental ill health and musculoskeletal disorders in older workers are the main causes. The increase in sickness absence is mainly because people are having to take more time off. Extended absences (over one month) now make up two-thirds of all lost time.

Our focus is on early intervention to improve attendance. And our support services help around 93% of people return to their role on full duties.

a The Two Ticks is an accreditation that is given to organisations that are committed to employing disabled people.

Volunteering

It is a source of great pride to BT and our people that so many colleagues volunteer. This year, more than 22,700 (26%) of our colleagues (up 62% from last year) spent 53,000 days supporting more than 3,700 charities and community groups around the world. Our people can use up to three working days a year to support causes that matter to them. This means they can have a real impact in the communities where they live and work. Our ambition is that by 2020, two-thirds of BT people will be volunteering time to support good causes.

More than 5,300 (2013/14: 2,200) people took part in volunteering specifically as part of a team. Specialist BT teams helped charities with particular issues which needed our expert input and knowledge. Other BT teams used their energy and enthusiasm to make a practical difference in local areas.

Charities supported in this way include Place2be, a UK children’s mental health charity which we helped with their communications strategy, and Leicester Outdoor Pursuits Centre where we helped build equipment to enable wheel chair users to access an abseil tower. In Spain, BT’s human resources team helped young people facing severe financial issues prepare for work. And in Hungary, 50 BT volunteers improved the living conditions in a young people’s refuge in Budapest.

In India, more than 80 BT volunteers, working with our local partner Katha, continued to support the Katha Information Technology and E-commerce School (KITES), a charity which provides ICT training for children in one of Delhi’s largest slums. Over 19,000 children have already completed ICT courses. KITES also supplies more general schooling for children and teaches business skills to women. Mridul Srivastava from BT Global Services won this year’s Chairman’s Award for his contribution to society and the lead he has taken in encouraging volunteering at KITES.

Pay and benefits

We compare salaries with other companies in our markets to make sure our packages are competitive. In the UK, pay for the vast majority of our engineering and support people is determined by collective bargaining, with fair terms and conditions for all. Managers’ pay and bonuses are linked to business performance and their personal contribution.

Our executives are offered long-term incentives to align their reward with the creation of shareholder value. The amount ultimately received depends on BT’s performance over a three-year period. In accordance with our regulatory obligations, incentives for senior leaders in Openreach are tied to its business performance rather than that of the wider group.

We also provide a range of pension and retirement plans for employees globally, either through dedicated company plans or by contributing to state retirement arrangements where applicable. You can find details of the BT Pension Scheme and other retirement plans on page 51.

Sharing in success

Around 60% of our people take part in one or more of BT Group plc’s savings-related share option plans (saveshare), which operate in over 25 countries. In August 2014, over 22,000 people in the BT 2009 saveshare plan were able to buy shares at 61p, representing an average gain of around £41,000 each. Around 7,000 of these people, who participated at the maximum allowed, were able to buy shares worth just under £90,000 (based on the share price on 31 July 2014). We believe this was one of the largest ever payouts by a UK plc for an all-employee saveshare plan.

The Strategic Report	9
Delivering our strategy

OUR NETWORKS AND PHYSICAL ASSETS

Our networks, service platforms and IT systems are the foundations of the products our customers rely on around the world.

Network platforms

Our global reach

Our global network provides service to more than 170 countries and is supported by in-country networks and infrastructure. Most of our network assets are in the UK and Europe. We continue to selectively expand the reach of our network to support multinational companies in other regions.

The scale and reach of our global multi-protocol label switching (MPLS) network is a key competitive differentiator. This single IP-based network lets our customer-facing lines of business launch and sell products and services quickly and cost-effectively, without needing to invest in dedicated infrastructure for each product.

To serve our multinational customers we offer our virtual private network (VPN) services. To provide these, we use our MPLS network and a combination of owned and leased fibre connections to interconnect our points of presence (PoPs) around the world. For the final connection into the customers’ premises, we either use our own existing circuits, or rent connections from telecoms operators in that country. We also have an extensive satellite network which provides customers with connectivity around the world, including to remote and hard-to-reach locations.

Our global IP Exchange platform (GIPX) continues to do well. Around 400 service providers are connected to it globally and this year we launched a new node serving the Middle East.

In-country networks

We have extensive networks in the UK, as well as in Germany, Italy, the Netherlands, the Republic of Ireland and Spain.

Our UK fixed-line network is one of our most valuable assets and our investment in fibre broadband is key to delivering modern, superfast services to our customers. To meet the demand from businesses, we are continuing to expand the availability of Ethernet. And when our customers are away from their home or office, they can use one of more than 5m BT Wi-fi hotspots.

Developments this year

This year we have:

•	improved our UK broadband network at the same time as reducing its running costs. We have made it more resilient to faults and it can now better cater for increases in traffic. And we have continued to extend the reach of our fibre network (see page 42);
•	engaged with our MVNO partner, EE, to develop new mobile services that have allowed BT Consumer to re-enter the mobile market;
•	been developing the core network systems and radio infrastructure to be able to use our own 4G spectrum. This work focuses on small-cell, in-building solutions;
•	built the systems that will lay the foundation for the next generation of IP-based communication and future voice services;
•	rationalised our voice and legacy data networks so we are using less equipment and less energy; and
•	simplified the technology we use to provide all of our global network services (IP Connect, Ethernet Connect and Internet Connect). By using a single network router, rather than one for each service, we are able to reduce the cost of introducing these services. This has enabled us to offer Ethernet Connect and Internet Connect in eight new countries and 38 new cities on our own network this year.

Service platforms

We run a number of service platforms that combine our network and IT resources to underpin many of the key products we offer. These include:

•	BT Conferencing, which we offer to our customers around the world. BT MeetMe is our audio conferencing service. It is also available with Dolby Voice for higher quality sound and a better user experience.
•	BT Cloud Contact, one of our contact centre solutions. For example, this has helped Etihad Airways better serve their customers. Callers from 37 different countries are automatically directed to the right language team, in any one of three global contact centres.
•	Our BT TV platform, which we have invested further in to support a growing number of customers and to increase the range of services we can deliver. We have added ‘red button’ interactive features. Our new ‘Extra Box’ service provides multi-room viewing. And our people have implemented the technology to support our TV Everywhere service, and ensure Chromecast and Netflix services are compatible with BT TV.

IT systems

Our internal IT systems enable us to manage our processes, handle customer information and deliver our products and services. They are critical to serving our customers and running our business.

For example, our customer management systems hold our customer and billing information. They include the technology that is used when customers call a contact centre, and behind our online customer portals.

We are making our systems simpler. And we are continuing to innovate. Last year we launched a system to analyse our own ‘Big Data’. We have seen the benefits of it this year. It has provided greater insight into potential line faults which has reduced the number of unnecessary engineer visits.

We currently have around 25 petabytes of data storage infrastructure spread across several sites. (If this storage was full of MP3-encoded songs they would take about 50,000 years to play). We expect the amount of data that we store to grow. Despite this, we are working on reducing the number of data centres we run, removing older server technology and using fewer IT applications. We are able to do this while increasing our storage capacity by using ‘virtualisation’. This increases our data centre utilisation by running many ‘virtual machines’ on each server.

We are incorporating many innovations into our data centres to improve performance and power efficiency, as well as reduce cost. Developments such as adaptive power management and hot/ cold aisle isolation help us to reduce power usage. These and other programmes will help us cut our IT energy use over the coming years.

Properties

We occupy around 6,350 properties in the UK and around 1,730 in the rest of the world. Most of our UK properties are owned by and leased from Telereal Trillium, part of the William Pears group, after we entered into a sale and leaseback arrangement with them in 2001.

Our freehold sites include our main strategic buildings: BT Centre; the BT Tower; and our R&D facility, Adastral Park in Suffolk.

Of our UK properties, 95% are operational, housing telecoms and broadband equipment. The rest are offices, customer contact centres, engineering depots, data centres and our BT Sport TV studio.

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Annual Report & Form 20-F 2015

In the UK we continue to drive our programme of disposing of office and operational buildings we no longer need while consolidating office space in the remaining properties. This year we completed the closure of Keybridge House, a former international telephone and telex exchange in London. We sold this surplus building to Mount Anvil for £93m in February 2015 realising a profit of £67m. In addition, we have recognised a £45m charge in specific items for onerous leases as a property rationalisation cost (see page 48).

Outside the UK, 91% of our buildings are operational, housing our hosting and telecoms equipment. The remaining 9% are offices. This year we opened new offices in Gurgaon, Bangalore and Kolkata, as part of our strategy to invest in high-growth regions and support leading global companies. We also closed 25 offices around the world that we no longer needed and delivered a net reduction of 14 operational sites which helped our cost transformation.

RESEARCH AND DEVELOPMENT

BT has a long history of innovation, starting from our roots as The Electric Telegraph Company (the world’s oldest telecommunications company) in 1846.

For example, in 1926 we held the world’s first two-way, trans-Atlantic conversation by radio telephone from our wireless station near Rugby. And in 1943, Tommy Flowers, working in the telecommunications division of the General Post Office, developed the world’s first programmable electronic computer, Colossus. In 1968, we installed the world’s first digital telephone exchange. And we laid the world’s first purpose-designed optical fibre submarine cable in Loch Fyne, Scotland in 1980.

In the 30 years since the privatisation of BT in December 1984, we pioneered many of the technologies that our business now relies on. For example, we were at the forefront of defining the global IP and broadband standards which mean our networks are capable of supporting the advanced video, business and internet services we have today. We were the first company to commercially launch single-mode fibre optics – the technology that underpins today’s high-speed networks. And we pioneered a technology that uses compressed air to blow fibre optic cables through conduits, which speeds up network installation.

Innovation, supported by our global research and development (R&D), enables us to offer the new services that customers want, and to find ways of doing things more efficiently and at lower cost. This year we invested £502m (2013/14: £530m) in research and development. We are one of the largest investors in R&D of any company in the UK, and globally in the telecoms sectora.

Since BT’s privatisation we have had over 13,000 patents granted and in 2014/15 we filed patent applications for 93 inventions (2013/14: 89). We routinely seek patent protection in different countries and at 31 March 2015 we had a worldwide portfolio of more than 4,500 patents and applications.

We bring together expertise and resources (both our own and third-party) at our six global development centres. Adastral Park, our technology headquarters, is home to over 65 high-tech companies. It is a world-leading innovation campus, employing around 3,700 people. This year we have continued to grow our development centres in Kuala Lumpur and Bangalore. These give us local technical expertise and spread our development more evenly around the world.

We are keen to work with people outside BT, from small start-up companies to some of the best universities around the world. We have extensive, long-standing, joint-research programmes with Cambridge University (UK), Massachusetts Institute of Technology

[a]	Comparison based on total R&D spend over 2004/05 to 2013/14. Data taken from EU Industrial R&D Investment Scoreboard, http://iri.jrc.ec.europa.eu/scoreboard.html

(US), Tsinghua University (China), Khalifa University (UAE) and over 30 other universities globally. We continue to support a programme of co-innovation with start-ups in London’s Tech City. And our teams work with customers and other companies in the US, Asia, Europe and the Middle East. They help us track the very latest global developments in new technologies, business propositions and market trends.

Our people help us innovate and improve our service to customers. This year our award-winning internal New Ideas Scheme had more than 2,000 submissions. As a result, we have identified more than £30m of benefit through new revenues and lower costs, and it is helping us provide a better service to our customers.

We run innovation showcases for our major customers, where they can discuss applications and solutions with our experts. And we get to hear first-hand what they need.

Under the brand of ‘Ingenious’ we are sharing BT’s innovation story with thought leaders, governments and the media. You can read more about Ingenious on page 11.

Examples of our activities this year include:

•	Working on how to improve the future 4G mobile experience for our customers through the use of ‘femtocells’. These are low-cost, easy-to-install, low-powered devices that could be placed in customers’ homes or offices and in some cases offer a viable alternative to traditional mobile masts.
•	Performing extensive lab evaluations and field trials in the access network. This will help us provide higher broadband speeds even further from the exchange. We have been instrumental in the ratification of the ITU G.fast standard that paves the way for the next generation of ultrafast broadband over copper.
•	Investigating new ways to deliver TV services over our broadband network. Our trial of Ultra HDTV, streaming the 2014 FIFA World Cup, was a world first.
•	Focusing on many aspects of customer service, such as increasing the number of ‘quality of experience nodes’ in the network where we monitor service performance. These help us make sure that services like Netflix, BBC iPlayer and YouTube are performing well on our network.
•	Examining how we can use our technology in new ways. We are a major partner in MK:Smart, a UK-based Internet of Things (IoT) programme in Milton Keynes. It is addressing the challenge of supporting economic growth without exceeding the capacity of urban infrastructure. For example, by using sensors that assist city centre vehicle parking and reduce traffic congestion.

BRAND AND REPUTATION

Innovation is an important part of our history and an essential ingredient for our future. It is also key to our brand – one of our most important assets and a vital source of competitive advantage. We believe that well-managed brands drive business performance because they stand out in crowded markets.

Our brand promise is about ‘creating possibilities’ for customers. It is rooted in our company purpose of using the power of communications to make a better world.

Valuation consultancy Brand Finance reported in February 2015 that the BT brand is now worth US$16.2bn. This is a 6% improvement on a year earlier and makes us the eighth most valuable telecoms brand in the world.

Our own brand tracking analysis, provided by the research agency Populus, also shows good progress. Among opinion leaders for example, more than two-thirds agree that BT is a company that is heading in the right direction.

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Delivering our strategy

The marketing industry is also acknowledging our brand transformation. For example, BT Sport was the outright winner in the Marketing Society’s 2014 Brand Revitalisation and Brand Extension awards.

Partnerships continue to be an important part of the way we build our reputation and show our support for good causes.

•	We were the founding partner of the International Festival for Business which launched in Liverpool in June. A total of 68,600 delegates from 92 countries attended events over the 50-day programme.
•	We were the first commercial partner of the British Paralympic Association when it was founded in 1989. To celebrate its 25th anniversary we provided a grant to support grassroots disability sports clubs across the UK. We continue to support British Paralympians on their journey to the Rio 2016 Paralympic Games.
•	We were also an official supporter of the Invictus Games, an international sporting event for wounded, injured or sick servicemen and women. This was held in London in September 2014 and involved over 400 competitors from 13 nations.

Ingenious

In 2014, we ran a programme of events under the theme of ‘Ingenious’. This included events at high profile locations such as the BT Tower and Adastral Park. We launched the UK’s first National Inventors’ Day in December. The event was designed to celebrate the UK’s rich heritage of invention and inspire the next generation of creative thinkers. It was also a showcase of BT’s long history of innovation.

We also became the lead principal sponsor of the new Information Age gallery at the Science Museum in London. The gallery explores how the modern connected world was created through different technology networks such as radio and television broadcasting, the web and mobile communications.

STAKEHOLDERS AND RELATIONSHIPS

Other than our people, our main stakeholders are: our customers; communities; BT Group plc’s shareholders; lenders; our pension schemes; suppliers; government; and regulatory authorities.

Our customers

We sell fixed-voice, broadband, mobile and TV products and services to consumers in the UK. For small and medium-sized enterprises, as well as larger businesses in the UK, we offer fixed-voice, broadband, mobility, networking and IT services. In both the UK and globally we offer managed networked IT services to multinational corporations, domestic businesses and public sector organisations.

Some of our customers are also our competitors. This is because we sell wholesale products and services to other communications providers in the UK and overseas.

You can read about our customers and the services we provide them in our lines of business section from page 29.

Communities and society as a whole

The investments we make will play a big part in benefiting society and the environment, proving that it is possible to do good and create business value at the same time.

Last year, we talked about our 2020 ambitions in three focus areas of creating a connected society, supporting charities and communities and delivering environmental benefits. This year we have introduced two additional areas – developing a culture of tech literacy and inclusive growth. Our 2020 ambitions are now:

•	9 out of 10 people in the UK will have access to fibre-based products and services.
•	Help 10m people overcome social disadvantage through the benefits our products and services can bring.
•	Help 5m children to receive better teaching in computing skills.
•	Help generate more than £1bn for good causes, using our people, their skills and our technology, whilst inspiring two-thirds of our people to volunteer.
•	Enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business.

Creating a connected society

Digital inclusion is a key part of bringing our purpose to life. We are helping people on low incomes, with disabilities or who are elderly, to get online. An example of this is BT Basic, a product created specifically for a low income group. This low-cost product, combined with our digital skills programme (Get IT Together), helps those individuals to make the most of being online.

We share the increasing public concern about protecting children online. Through The Right Click: Internet Safety Matters, our partnership with UNICEF UK, we are delivering 600 online safety workshops across the UK, with, BT volunteers providing parents and children with practical advice to keep them safe online. We have also invested in tools and resources to educate children and their families about staying safe while online.

BT Parental Controls is our free, network-based filter that lets families control internet access. In 2014/15 we contacted all our BT Broadband customers to raise awareness of this service.

Developing a culture of tech literacy

Increasingly every aspect of modern life is underpinned by technology. But, even though young people grow up surrounded by technology, many of them do not understand the basic concepts of how it works. This could leave them unable to fully participate in society. We want to help build a culture of tech literacy for the nation. We want to inspire young people to move from simply being technology consumers to embracing the role technology can play in their lives, being confident with computational thinking, and aware of the way technology and data underpins our social infrastructure.

For more information on how we deliver both societal and business benefits, please refer to page 53, where we have outlined our progress.

Supporting charities and communities

Our charity partners help millions of people in the UK and worldwide. Our communications technology can help them raise money quickly and function more efficiently, so they can focus on what they do best.

MyDonate is our commission-free online giving platform which underpins our fundraising and community support. We have supported various fundraising activities this year including Cancer UK’s Stand Up 2 Cancer telethon, Children in Need and Red Nose Day. We have also supported Disasters Emergency Committee appeals for Syria, the Philippines, Gaza and the Ebola Crisis – all using our MyDonate fundraising platform. In total, all these activities raised £30m this year.

We do not just support large scale telethons, but also smaller charities and individual fundraisers too – with over £21m being raised using MyDonate to support them. We are investing in new technologies and extending the reach of MyDonate, as it is key to helping us deliver our £1bn 2020 goal.

The Supporters Club is our collaboration with our long-standing charity partner, Comic Relief. It aims to build a better world by bringing people together through sport. We provide grants to support charities and community sport foundations, to use sport as a vehicle for change in young people’s lives. BT Sport customers can make monthly donations of £1, £3 or £5 through their bill.

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Annual Report & Form 20-F 2015

Increasing our customers’ sense of connection with The Supporters Club, and increasing donations, was a key priority in the year. To encourage more people to get involved, we included short films as part of our coverage of live sporting events which showed The Supporters Club is making a difference. Customer donations have raised £1.8m this year, with over 26 projects currently being funded, both in the UK and around the world.

Delivering environmental benefits

We serve some of the biggest companies in the world, so helping them reduce carbon emissions can have a global impact. Many of them are sustainability leaders themselves. And more and more of our customers want to know how our products can contribute to their own sustainability commitments.

We lead by example, as we are reducing our own environmental impact and minimising waste, and are working with our suppliers to help them do the same. We have an integrated approach to cost reduction and carbon abatement – that many of our solutions directly reduce our customers’ carbon emissions, save money and use fewer resources. For example, our conferencing facilities reduce the need for travel.

BT Group plc’s shareholders

BT Group plc has around 900,000 separate shareholders. Over 20% of them have held shares since BT was privatised 30 years ago. As well as the Annual Report and Annual General Meeting, BT Group plc keeps its shareholders up to date with how we are doing through regular mailings. These often include offers on our products and services that are only available to shareholders. Our website includes press releases, newsletters, presentations and webcasts that can also keep shareholders informed.

The majority of BT Group plc’s shares are held by institutional investors. There is an extensive investor relations programme aimed at keeping existing shareholders informed and attracting new ones. This programme includes:

•	reporting quarterly results, accompanied by a conference call or presentation from senior management;
•	regular ‘teach-ins’ on key topics (for example this year we covered regulation and cost transformation); and
•	meetings and conference calls with investors both in the UK and around the world.

In 2014/15, management held 369 meetings or events with institutional investors. This compares with 421 in 2013/14 and 259 in 2012/13.

BT was voted the best company for investor relations in England in the Extel Survey 2014. Across Europe, we were voted the second best in the telecommunications sector.

Our lenders

Our relationships with our lenders, mainly banking institutions and bond holders, play an important role in our treasury and funding strategy. These relationships are vital for funding the business and meeting our liquidity requirements.

Our pension schemes

We operate defined benefit and defined contribution pension schemes. The largest is the BT Pension Scheme (BTPS) which has 306,500 members. You can read more about it on page 51.

Our suppliers

Our suppliers from across the world play a vital role in helping us to provide our products and services and deliver our strategy. We spent

£9.4bn with our suppliers this year (2013/14: £9.8bn). The top 100 represent around 61% of our annual spend.

The mix of our suppliers continues to evolve as we move into new markets, such as televised sport and mobility.

Our approach to procurement

We have around 320 people in 26 countries working with suppliers to deliver our procurement strategy.

We want to get the most from our suppliers – especially from their diversity, skills and innovation.

As part of our cost transformation programmes, we have concentrated on making the most of our relationships with our largest suppliers to get even better value.

This year we introduced our Purchase Order intercept programme. This involves reviewing all purchase orders to make sure that we are optimising our spend across BT. The new Central Business Services centre (see page 4) is supporting our procurement division and is growing in numbers to support this programme.

We are continuing to review our supply base and have deactivated around 3,300 suppliers from our procurement systems in the last 12 months. Our supply base now includes new categories of suppliers to support our new markets.

During the year we launched the Procurement Profession, part of the Academy (see page 7). This is helping to improve the skills of our people. Our ambition is to have all of our buyers accredited and licensed. And for a few of our expert practitioners to be recognised externally as fellows of the Chartered Institute of Procurement and Supply (CIPS). Currently we have two practitioners who are fellows of CIPS.

Choosing our suppliers

It is important to us that we know who we are doing business with and who is acting on our behalf. So we:

•	choose suppliers using an established set of principles which seeks to make sure both we and the supplier act ethically and responsibly;
•	check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way; and
•	measure factors such as a supplier’s energy use, environmental impact and labour standards.

You can find out more at www.selling2bt.bt.com

Labour standards in our supply chain

We want our suppliers’ employees to experience working conditions that meet the standards we have developed. We send our suppliers an ethical standards questionnaire. Based on their responses, we follow up with any suppliers identified as high or medium risk. This year we met 96% of our target to achieve 100% follow-up within three months.

We also visit supplier sites to make sure they meet our standards. This year we visited 47 sites (2013/14: 54 sites) around the world.

To comply with the Dodd-Frank Act and our Securities and Exchange Commission (SEC) obligations, we asked certain suppliers whether their products contain certain minerals which may have been sourced from conflict areas such as the Democratic Republic of the Congo. In June 2014 we filed the required report covering 2013 with the SEC which described our due diligence and reflected the responses we received. We will file the report for 2014 in June 2015.

The Strategic Report	13
Delivering our strategy

Paying our suppliers

This year the average number of days between invoice date and supplier payment was 60 days (2013/14: 62 days).

Suppliers can choose to use the BT Supplier Finance scheme. It offers contracted suppliers the chance to be paid early, which reduces their financing costs. We introduced it in September 2013 and it is now one of the largest supplier finance schemes in the UK, supporting over £1.2bn of spend annually.

You can find out more about the BT Supplier Finance scheme at www.selling2bt.bt.com/Payment/SupplierFinance/

It is particularly attractive for SMEs (who make up around 50% of our supply base) and it supports UK Government initiatives to encourage small business growth. We also follow the Better Payment Practice Code set up by the Government in partnership with business organisations across the UK.

You can find out more about the Better Payment Practice Code at www.payontime.co.uk

Human rights

As a provider of communications services across the world, we could impact the human rights of our employees, workers in our supply chain, customers and communities in a number of different ways.

Our statement of business practice, ‘The Way We Work’, sets out our commitment to respecting human rights. It gives employees, suppliers and anyone working on behalf of BT guidance on how we expect them to behave.

We believe the areas that could be most affected by our business are the human rights to privacy and freedom of expression. Our policies on privacy, security, anti-corruption and bribery, diversity, inclusion, health, safety, wellbeing, conflict minerals and sourcing with human dignity help mitigate risks in these and other relevant areas.

In last year’s Annual Report we said that BT Group plc would carry out a Board-level review of our human rights policy and further develop our compliance framework. This review has now been completed. We assessed our operations in the UK against stakeholder expectations on how businesses should respect human rights. We have taken advice from both a leading law firm and a global, non-profit human rights consultancy.

The review showed that we have strong processes to manage human rights impacts arising with our employees, such as highly developed diversity and wellbeing measures. We also have a clear approach to freedom of expression, based on our belief that our customers should have the choice, whenever possible, to access the services and content they want. The review did identify opportunities to strengthen our human rights policy and governance, and to be more transparent about our operations and interactions with government.

The BT Group plc Operating Committee and Board considered the recommendations and have approved an implementation programme to further enhance our approach to human rights. This programme will begin later in 2015. A human rights steering group has been established to achieve this. It is sponsored by the BT Group plc Operating Committee and will have broad representation across our key functions and lines of business. More information can be found at www.bt.com/deliveringourpurpose

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Annual Report & Form 20-F 2015

Our relationship with HM Government

We are the largest supplier of networked IT services to the UK public sector. We work with more than 1,300 organisations across central, local and devolved government, healthcare, police and defence to provide some of the UK’s most vital services. For example, we run N3, the National Health Service’s secure national network. We provide telecommunications services to the Ministry of Defence. And we have recently started working with the Welsh Government to operate the Wales-wide public sector broadband network and with Devon and Cornwall Police to provide their IT services.

We can be required by law to do certain things and provide certain services to Government. For example, under the Communications Act, we (and others) can be required to provide or restore services during disasters. The Civil Contingencies Act 2004 also says that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning. The Secretary of State can also require us to take certain actions in the interests of national security and international relations.

Regulation

In our markets in the UK and around the world, communications and TV services are regulated by governmental and non-governmental bodies. This is to make sure that CPs and broadcasters abide by common standards and rules, and that nobody is disadvantaged by those providers with strong positions in their markets. Below we explain the regulatory framework and some of the recent and upcoming decisions taken by regulators and how they affect us.

European Union (EU) regulation

In EU countries, electronic communications networks and services are governed by directives and regulations set by the European Commission (EC). These create a Europe-wide framework covering services such as fixed and mobile voice, broadband, cable and satellite TV.

The directives include rules covering access and interconnection, universal service obligations and a requirement for national regulators to review markets for significant market power (SMP) every three years. Companies with SMP typically have a market share of 40% or more and are able to do things such as increase prices without losing business to competitors (as would happen in a fully competitive market).

The directives also cover how regulators set price controls which can have a major impact on the companies subject to them. The rules require national regulators to consult with the EC on any price control decisions before they are finalised to make sure they are consistent with European regulations.

The EC announced its strategy for the Digital Single Market on 6 May 2015 which included a plan to review the EU Telecommunications Framework. As part of this review, the EC aims to assess how to encourage investment in infrastructure and how to make current telecoms and media rules fit for new challenges and new providers. The EC will also consider a European approach to spectrum management.

UK regulation

The telecoms and broadcasting industries are regulated primarily by Ofcom (the UK’s independent regulator) within the framework set by the various European directives, the Communications Act and other UK and EU regulations and recommendations. The telecoms sector is subject to an extensive ex-ante regulatory framework set out under the European Common Regulatory Framework whereas broadcasting and pay-TV is only subject to a mixture of separate, specific regulation and general competition law.

The Communications Act and Ofcom

The Communications Act gives Ofcom legal powers and sets out how electronic communication and broadcasting services should be regulated in the UK. It includes the conditions set by the European directives.

Ofcom’s main duties are:

•	to further the interests of citizens in relation to communications matters; and
•	to further the interests of consumers in relevant markets, where appropriate by promoting competition.

Under the powers of the Communications Act, Ofcom sets conditions that CPs must comply with. Some conditions, known as General Conditions, apply to all CPs. These mainly deal with protecting consumers’ general access and interconnection, planning for emergencies, providing information to Ofcom and allocating and transferring phone numbers. Other conditions apply to certain companies that are universal service providers or that Ofcom has decided have SMP in a particular market.

We are the designated universal service provider for the UK (except for the Hull area where it is KCOM Group) and so we have certain obligations. The main one is to make sure that basic fixed-line services are available at an affordable price to all consumers in the UK. We are also obliged to provide public payphones.

We have SMP in a number of markets including Business Connectivity (eg Ethernet, backhaul), Fixed Access (eg LLU, GEA, WLR) and Wholesale Narrowband (eg Call Origination). Ofcom’s market reviews are therefore very important for us. Following a market review, if Ofcom decides that a CP has SMP, it can put controls in place, typically on the prices which the CP can charge. Ofcom will generally try to set charges that are reasonably based on costs and an appropriate return on the capital invested.

Anyone can appeal against Ofcom’s decisions through a number of routes, including to the Competition Appeal Tribunal (CAT) or to the High Court.

In March 2015, Ofcom announced a major review of the digital communications market. The Strategic Review of Digital Communications will examine competition, investment, innovation and the availability of products in the fixed-line, broadband and mobile markets. It will focus on three areas in particular:

•	ensuring the right incentives for private-sector investment, which can help deliver availability and quality of service;
•	maintaining strong competition and tackling obstacles or bottlenecks that might be holding the sector back; and
•	identifying whether there is scope for deregulation in some areas.

The first phase of the review will examine current and future market factors that may affect digital communications services, and current regulatory approaches. To inform this work, Ofcom intends to engage with a wide range of stakeholders – including industry, consumer groups, the UK Government and devolved administrations – through meetings and workshops. This phase of the review is expected to conclude with a discussion document in summer 2015.

BT’s Undertakings

In response to Ofcom’s 2005 Strategic Review of Telecommunications, we gave some legally-binding undertakings under the Enterprise Act 2002. These Undertakings (which included the creation of Openreach) began in September 2005. They aim to give clarity and certainty to the UK telecoms industry about the way we provide ‘upstream’ regulated products. This in turn supports effective and fair competition in related ‘downstream’ markets.

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Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete. We are pressing incumbent operators around the world, and their national regulatory authorities, for fairer, cost-related wholesale access to their networks.

We are in discussions with both the EC and US regulatory authorities over what we believe to be premature deregulation of parts of the US telecoms market. This has made it more difficult for non-US CPs to enter and compete in the US, while European telecoms markets remain open to competition from US operators.

Impact of regulation

There were a number of regulatory decisions and outcomes of appeals that affected us during the year and will impact us in the future.

Fixed Access and Wholesale Broadband Access Market Reviews

• In June 2014, Ofcom completed its reviews of both the Fixed Access market (covering WLR, LLU, GEA, ISDN 2 and ISDN 30 products) and the Wholesale Broadband Access (WBA) market (covering IPstream, Datastream and WBC).

• Ofcom continued to impose charge controls on the markets where we have SMP. These controls cover the three years to March 2017.

• During this period, the artificially low price of full LLU will be phased out to better reflect the actual costs of providing the service to CPs.

• Ofcom did not impose price regulation of wholesale fibre broadband (GEA).

• For WBA, Ofcom enlarged the size of the area where competition is greater and where we are free to set prices as we wish.

Fibre broadband margin

• In May 2013, Ofcom opened an investigation following a complaint which alleged that BT has abused its dominant position, such that the margin between the prices BT Consumer charges for some of its fibre broadband products, and the wholesale price charged by Openreach for the relevant network inputs, is insufficient to allow other CPs to compete profitably.

• In October 2014, Ofcom closed the investigation having found no grounds for taking any action.

• Separately in June 2014, Ofcom consulted on proposals for an ex-ante margin squeeze test. Ofcom issued its final statement in March 2015. Ofcom’s indicative assessment was that we were likely to be making a sufficient margin to pass the test.

• We are required to submit to Ofcom a formal margin test report demonstrating compliance before the end of May 2015 and then every six months.

• We believe the design of the test is flawed and are considering our options, including an appeal.

Ladder pricing

• Ladder pricing links the level of BT Wholesale’s termination charges for hosting non-geographic numbers (such as 0800, 0845 numbers) to the retail call prices charged by mobile network operators (MNOs) to their customers for calling such numbers.

• Our ladder pricing policy was disputed by the MNOs. The CAT found in our favour in August 2011, but this was overturned by the Court of Appeal in July 2012.

• In July 2014 we won an appeal to the Supreme Court that means that MNOs must pay BT outstanding charges for the period starting prior to the CAT judgment in August 2011. BT has now reached financial settlements with all the MNOs.

• We also raised ladder charges in relation to other number ranges which had also been disputed. These were heard at the CAT in February 2015. BT and all the MNOs have now reached financial settlements in relation to those charges.

Pay-TV

• In June 2010, Sky appealed to the CAT against Ofcom’s decision to regulate Sky Sports 1 and 2.

• In August 2012, the CAT decided in Sky’s favour. We successfully appealed the CAT’s decision and in February 2014, the Court of Appeal published its judgment that the CAT must now reconsider the case. Sky requested permission to appeal the Court of Appeal judgment at the Supreme Court.

• This was rejected by the Supreme Court in October 2014.

• In November 2014, the CAT ruled that Sky must supply Sky Sports 1 and 2 to BT on IPTV on an interim basis until it has concluded its review of the case. (Sky Sports 1 and 2 continue to be provided on Digital Terrestrial TV.)

• This allowed us to offer Sky Sports 1 and 2 to our customers on our YouView set-top box.

• In March, the CAT held a hearing about which panel should hear the case. In May, the chairman of the panel decided to recuse himself from hearing the appeal, and a new chair will need to be appointed. The CAT will also need to determine the process for reconsidering the case, as required by the Court of Appeal.

• In November 2014, following a complaint by Virgin Media, Ofcom opened an investigation under the Competition Act 1998 and the Treaty on the Functioning of the European Union into the joint-selling arrangements of live UK broadcast rights for FA Premier League football matches.

• Ofcom has consulted interested parties, including BT, and is currently in an information-gathering stage.

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Ethernet dispute appeal

• In December 2012, Ofcom issued final determinations on disputes over historic Ethernet pricing. Ofcom concluded that between April 2006 and March 2011 the prices we set for certain Ethernet services were too high, resulting in an overcharge of £151m over this period. We disagree with the determinations and both BT and the affected CPs appealed various points to the CAT.

• In August 2014 the CAT handed down its judgment that rejected BT’s appeal against the amount of the overcharge and judged that BT should also pay interest on this amount. This matter has been referred to Ofcom.

• We disagree with the CAT’s judgment and have applied for permission to appeal to the Court of Appeal.

Business Connectivity Market Review

• During the year Ofcom began its pre-consultation process ahead of reviewing the business connectivity markets and the associated leased line charge control.

• We expect the first round of consultations in spring 2015 with the new regulations applying from April 2016.

• Ofcom’s review will consider, amongst other things, the merits of introducing a new passive dark fibre remedy as well as the scope for further deregulation, reflecting an increasingly competitive market.

Wholesale Narrowband Market Review

• In April 2015, Ofcom issued a ‘call for inputs’, being the first stage in its review of the wholesale fixed call origination, termination and interconnection markets.

• The review will consider whether regulation of call origination is still appropriate, and whether further charge controls are required when the current controls end in September 2016.

NATURAL RESOURCES

As well as trying to minimise our use of precious natural resources, we are also maintaining our focus on reducing our waste.

We try to reduce the amount of materials we use in our operations, and to reuse them rather than dispose of them. Many of our waste materials can be turned into resources and redirected back into the supply chain.

We use a number of specialist contractors to recycle materials that we cannot reuse. These include cables, network equipment, wood and other mixed recycling such as paper and cardboard. For hazardous waste materials such as batteries, fluorescent light tubes and oil, we use specialist contractors who make sure the waste is recycled and managed according to legislation. We have around 2,000 sites which each produce more than 500kg of hazardous waste a year. They are registered with the appropriate UK environmental authority.

Water usage

Most of the water we use is used in washrooms and catering facilities at our offices. We also use water to cool equipment at our offices and telephone exchanges. This year we began a programme to install water meters at sites that together account for half of our total water use in the UK. The new meters provide half-hourly water measurements, giving us a more accurate understanding of how we use water and helping us spot leaks more quickly. This will help us identify where we can save water and we estimate this alone will help us cut our water use by 2% in 2015/16.

Energy use and carbon footprint

BT TSO is responsible for managing the group’s energy consumption and for putting strategies in place to cut our carbon footprint.

We have signed long-term Power Purchase Agreements with wind and solar farms. These will provide 16% of our electricity needs in Great Britain from next year. One contract connects a large solar farm to our R&D facility at Adastral Park. We believe this is the largest arrangement of its kind in the UK and will provide up to 75% of the electricity needed by the Park on sunny days.

In Great Britain we spent around £306m on energy and fuel this year (2013/14: £296m), the increase from last year reflects higher energy prices. We estimate our energy savings programme delivered a 3.2% reduction in consumption and is expected to generate over £36m in annualised cost savings. This is the sixth consecutive year that we have achieved a reduction and takes the total savings calculated on this basis to £168m.

To track our carbon emissions, we report two CO2 equivalent (CO2e) intensity measures:

•	Since 2008, we have had an ambitious carbon emissions reduction target linked to our economic contribution to GDP. This year we reduced our worldwide net carbon emissions per unit of value added (our contribution to GDP) by 79% compared with 1996/97.
•	To help benchmark our performance against other organisations, we also report our intensity as net emissions (scopes 1 & 2) per unit of revenue. Our figure of 13.6 tonnes CO2e per £ million of revenue reflects an 84% reduction since 1996/97.

We report all of the greenhouse gas (GHG) emission sources required under UK regulations. We have used the GHG Protocol Corporate Accounting and Reporting Standard with UK Government GHG Conversion Factors for Company Reporting 2014 and International Energy Agency Conversion Factors. The table below reports our GHG emissions and defines scopes 1, 2 and 3. We reduced our total worldwide net CO2e emissions by 1.4% this year.

Carbon emissions from our operations CO2e (KTonnes)[a]
Gross emissions (excludes third-party consumption)	1997 (base)	2015	2014	2013	2012

Scopes 1–3	1,628	1,448	1,387	1,445	1,528
Net emissions Kt (excludes third-party consumption)

Combustion of fuel and operation of facilities (Scope 1)	414	178	182	194	191

Electricity purchased for own use (Scope 2)	1,097	65	62	190	516

Other indirect emissions (Scope 3)	117	142	147	151	157

a We have restated our worldwide energy consumption and GHG emissions figures for previous years following improvements to our data. Previous estimates of energy usage have been updated with measured figures.

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OUR RISKS

Like all businesses, we are affected by a number of risks and uncertainties. These may be impacted by internal and external factors, some of which we cannot control. Many of our risks are similar to those felt by comparable companies in terms of scale and operation.

Principal risks and uncertainties

In this section we explain some of the principal risks and uncertainties affecting us. These risks have the potential to impact our business, brand, people, assets, revenue, profits, liquidity or capital resources. The principal risks we described last year have evolved, and so too has our response to them.

BT’s Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at present. And there may be some that we consider less significant now but become more important later.

External factors can present both risks and opportunities, to our business and to others. We focus our efforts on predicting and mitigating the risks, while at the same time seeking to capitalise on opportunities that may emerge.

We recognise the particular uncertainty that political and geo-political risks present, both in the UK (for example the Scottish independence referendum in 2014) and globally. We now monitor these through a separate sub-committee of BT’s Risk Panel.

In the principal risks section below, we talk about what we are doing to stop our main risks materialising, or to limit their impact. Our principal risks and uncertainties should be considered along with the risk management process, the forward-looking statements in this document and the cautionary statement regarding forward-looking statements, which you can read on page 129.

How we manage risk

We need to manage risk so we can meet our objectives, build shareholder value for BT and promote our stakeholders’ interests. We have a group-wide risk management process. The four stages of this are: identification; evaluation; response; and monitoring.

Changes over the year

In 2013/14 we improved the way we manage risk through enhancing our risk management training, formalising the linkage between our investments and our principal risks and proactively assessing emerging risks. This year we made further improvements including:

Project and programme risk management

We developed an enhanced risk management policy, process and toolkit to provide guidance to colleagues managing risk in projects and programmes. This was supported by additional training for our project management community.

Risk appetite

Risk appetite (the nature and extent of the risks we are prepared to take) has been reviewed by both the BT Group plc Board and the Operating Committee this year. We have also progressed this work in our lines of business, for example using risk appetite to help determine the relative criticality of different IT systems.

Risk culture

Aligning with our organisational health programme, we have identified opportunities to build into the behaviours being embedded into our business, a culture that positively supports active and open risk management.

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Our principal risks

Risk description	Impact	Link to strategy

Security and resilience

The resilience of our IT systems, networks and associated infrastructure, including our core data centres and exchanges, is essential to our short and long-term commercial success.

We face a variety of hazards that could cause significant interruptions to the delivery of our services. These include component failure, physical attack, theft of copper cable and equipment, fire, explosion, flood, power failure, overheating or extreme cold, problems encountered during upgrades and major changes, and the failure of key suppliers. A cyber-security incident or logical attack could also trigger service interruption.

We also have a responsibility to many millions of customers, both business and consumer, to ensure their electronic information remains confidential, accurate, secure and available. The same holds true for our own data, information and intellectual property.

A breach of our security, or compromise of data or resilience affecting our operations, or those of our customers, could lead to an extended interruption to our services or even affect national infrastructure. The impact of such a failure could include: immediate financial losses due to fraud and theft; termination of contracts; immediate loss of revenue where orders and invoices cannot be processed; contractual penalties; lost productivity and unplanned costs of restoration and improvement; prosecution; and fines.

Additionally, reputational damage may arise, undermining market confidence and jeopardising future revenues. Ultimately the welfare of individuals might be put at risk where services cannot be provided or personal data is misappropriated.

• Deliver superior customer service

Major contracts

We have a number of complex and high-value national and multinational customer contracts.

The revenue arising from, and the profitability of, these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, their budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss-making.

The degree of risk generally varies with the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract.

Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in some of these highly complex contracts.

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, their budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of particular transformational contracts could also negatively impact profitability.

Earnings may be reduced or contracts may even become loss-making through loss of revenue, changes to customers’ businesses, business failure or contract termination. Failure to replace the revenue and earnings lost from these customers could lead to an overall reduction in group revenue, profitability and cash flow.

• Deliver superior customer service • Transform our costs • Invest for growth

Trend indicates management’s perception of how the pre-mitigation risk has moved year on year	Pre-mitigation risk is increasing/worsening	Pre-mitigation risk is at a similar level	Pre-mitigation risk is lessening/improving

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Changes over the last year	Risk mitigation

In the past year we have had to deal with an unprecedented increase in the volume and intensity of cyber-attacks. We recorded more top priority incidents in the last three months of 2014 than were experienced in the previous two years. The attacks were aimed not just at BT, but also at our customers, with the potential to disrupt others and cause collateral damage to BT services.

Following a comprehensive review of the resilience and disaster recovery capability of our critical systems, databases and exchanges, we have invested in enhancing site resilience based on our target levels of acceptable risk. We have also invested significantly in geo-resilience (ie cross-site recovery) for our critical systems where this did not previously exist, and have already seen a return on this investment through seamless failover and continuity of service during planned and, occasionally, unplanned outages.

We manage the risk of service interruption through a robust control framework that focuses first and foremost on prevention, supported by tried-and-tested recovery capabilities. We have also undertaken a large-scale estate resilience programme during the year, through which we have continued to invest in developing our resilience and recovery capabilities in instances where the risk has been shown to exceed acceptable levels for us. We have a rolling programme of major incident simulations to test and refine our crisis management procedures. An intensive focus on controlling the volume of network changes has also reduced the number of incidents.

The replacement of equipment that is approaching the end of its service life has provided opportunities to invest in new, more resilient facilities. We also benefit from having geographically-distributed locations that support cross-site recovery, avoiding the need to invest in new sites just for this purpose.

Our security strategy aims to prevent, deter and minimise the consequences of attacks. Our defences include physical protection of our assets, encryption of data, control of access rights, real-time analysis and sharing of intelligence, and continuous monitoring for intrusion, modifications and anomalies. We can rapidly adjust firewalls to automatically block most malicious data traffic. These measures combine to reduce the likelihood of a major incident and help ensure that interruption or damage can be contained and dealt with promptly and effectively.

In response to the increased cyber threat, we have strengthened our defences, invested in new tools, techniques and skills to monitor threats, and increased our capacity to deal with attacks. We have also started a major programme to restructure our IT estate to make it quicker and easier to manage the incidents when they occur.

Tough market conditions and competitive pressures continue in many global regions while in some we are experiencing higher growth in volume of business due to previous investments we have made. The risk landscape changes accordingly, as does our focus of risk support and review.

Of particular note this year has been the number of broadband contracts with local authorities through the BDUK programme now entering the delivery phase of the contract lifecycle. While these contracts carry a different risk profile, we apply our established risk governance and reporting processes to ensure that risks and mitigation activities are identified and reported to management.

Our group-wide risk governance and reporting, along with line of business local governance and risk management processes, provide the visibility of key risk and mitigation activities. Assurance is provided via independent audits and at an individual contract level through an independent review programme based on multiple selection criteria or by senior management request. Progress on risks and mitigation actions agreed at these independent reviews are monitored and reported to relevant senior managers to ensure progress can be tracked. A separate, dedicated team provides assurance over our BDUK programme.

We have skills development programmes to enhance the ability of our people to identify and manage risk and to make sure learning from previous experience is included in training materials. The scope and availability of training opportunities continue to grow in line with BT-wide learning and development initiatives.

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Risk description	Impact	Link to strategy

Pensions

We have a significant funding obligation in relation to our defined benefit pension scheme in the UK, the BT Pension Scheme (BTPS or Scheme).

The BTPS faces similar risks to other defined benefit schemes. Future low investment returns, lower interest rates, high inflation, longer life expectancy and regulatory changes may all result in the cost of funding the BTPS becoming a more significant burden on our financial resources.

The next valuation of the BTPS is scheduled to take place as at 30 June 2017 and an increase in the pension deficit may have an impact on the level of deficit payments we are required to make into the Scheme. Indirectly it may also have an adverse impact on BT Group plc’s share price and our credit rating.

Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding for the group, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

• Transform our costs

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong and new competition; declining prices and, in some markets, declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices.

	Failure to achieve sustainable profitable revenue growth could erode our competitive position and reduce our profitability, cash flow and ability to invest for the future.	• Invest for growth

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Changes over the last year	Risk mitigation

The actuarial valuation of the Scheme as at 30 June 2014 was announced on 30 January 2015. This has provided certainty over the level of cash contributions required until the next triennial valuation is concluded.

When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. When determining expected future returns on the Scheme assets, different factors are taken into account, including yields (or returns) on government bonds, which have fallen significantly since 30 June 2014. If a lower investment return assumption is adopted at the 30 June 2017 valuation, the liabilities would likely increase, potentially leading to a higher level of deficit payments.

The BTPS entered into longevity insurance and reinsurance arrangements on 4 July 2014 to help protect the Scheme against costs associated with potential increases in life expectancy. These arrangements covered approximately 25% of the Scheme’s total exposure to increases in longevity.

On 16 July 2014 the Court of Appeal handed down its judgment on the scope and extent of the Crown Guarantee, which was granted by the Government on BT’s privatisation. This judgment has provided welcome clarity although the Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

The investment performance and liability experience, as well as the associated risks and any mitigation, are regularly reviewed and monitored by both us and the BTPS Trustee. The BTPS has a well-diversified investment strategy, which reduces the impact of adverse movements in the value of individual asset classes and helps ensure that an efficient balance of risk and return is maintained.

Our financial strength and cash generation provide a level of protection against future variations in the funding position of the BTPS. The funding liabilities also include some buffer against future negative experience, as legislation requires that liabilities are calculated on a prudent basis.

The UK economy grew by 3% in 2014. However customers are cautious with their spending. Price and value for money remain the main decision drivers for many consumers and small businesses. At a global level, continuing economic uncertainty remains a factor causing corporate customers to delay or downscale infrastructure upgrades and significant investment decisions.

Competition in our markets is strong. In the UK, new providers of fibre to the premises are entering the fibre access market, offering alternatives to the Virgin Media and Openreach networks. In the TV and content markets, TV viewing habits are changing with the increasing use of on-demand viewing via over-the-top content services providers.

Fixed-mobile convergence is a trend visible in many Continental European countries and increasingly in UK markets. A number of providers are competing in this space. BT Group plc’s proposed acquisition of EE may stimulate other operators to react to fixed-mobile convergence provided the UK market develops in this way.

Our mitigation of this risk centres on successfully executing our strategy. We believe that delivering this strategy, with its focus on broadening and deepening our customer relationships, delivering superior customer service, transforming our costs and investing for growth, will together help us deliver sustainable, profitable revenue growth. We are investing in our business, in areas such as fibre, TV/content, voice/mobility, UK business markets and through our focus on global companies. Our extensive cost transformation programmes continue to deliver savings and will support profitability trends. We also believe we can mitigate this risk by seeking changes in regulation to level the playing field so that we can compete effectively in adjacent markets for the benefit of our customers.

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Risk description	Impact	Link to strategy

Communications industry regulation

Regulation impacts our activities across all jurisdictions.

In the UK, Ofcom can require us to provide specific wholesale services on specified terms following market reviews. The scope and form of that regulation is reviewed every three years and can include controls on the level of prices we can charge for regulated inputs. It has powers to investigate and enforce the regulatory rules in place and can impose fines on us for non-compliance. Ofcom also has powers to regulate the terms on which we are supplied with certain services – for instance, mobile call termination and wholesale access to certain pay-TV channels – and this impacts our costs and the scope of services we are able to provide to our customers. Ofcom can also resolve disputes between BT and other communications providers about the terms on which services are supplied.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

Regulatory impacts are highest in the UK where BT is subject to direct regulation in a number of areas following periodic market reviews. Based on the latest Regulatory Financial Statements for 2013/14, around £5.2bn of our revenue (of which £2.8bn is to downstream parts of BT) is from wholesale markets where we have been found to have Significant Market Power following market reviews. Most of these revenues are subject to charge controls which require us to reduce our prices annually by a defined percentage in real terms. Controls are usually set for three years and will constrain revenues during that period.

When other CPs ask Ofcom to resolve disputes with us, there is a risk that Ofcom may set the prices at which services must be supplied and/or require us to provide specific services. In certain circumstances, Ofcom can adjust historic prices and require us to make repayments to CPs.

Regulation outside the UK can impact (i) our revenue, by limiting our ability to compete through overly-restrictive licensing requirements or ineffective regulation of access to other networks and (ii) our costs, by defining and controlling the terms of access to necessary regulated inputs.

• Deliver superior customer service • Transform our costs

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption.

We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and so cover our global operations. As we expand globally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption. We also have to ensure compliance with trade sanctions, and import and export controls.

	Failure by our employees, or associated persons such as suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would depend on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.	• Deliver superior customer service • Transform our costs

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Changes over the last year	Risk mitigation

Over the last year, we have seen regulatory activity in a number of areas which are summarised in Regulation on page 14.

We have a team of regulatory specialists (including economists and accountants) who, together with legal experts and external advisers, continuously monitor and review the scope for changes in the regulatory rule set and potential disputes with other CPs. This team maintains an ongoing dialogue with regulators and other key influencers to understand the regulatory outlook and to ensure our positions are understood. We push for fair, proportionate, consistent and evidenced-based regulation across markets and jurisdictions. We actively engage in supplying evidence and analysis for all market reviews, charge controls and disputes/investigations to manage the risks arising from specific decisions in any given year.

We are also able to appeal any regulatory decisions where we believe errors have been made. We will also raise disputes and complaints under the relevant regulatory framework or competition law where we face problems gaining access to wholesale services – such as access to other networks or to wholesale pay-TV channels.

The importance of conducting business ethically is becoming increasingly recognised across the globe as more countries pass anti-corruption and bribery legislation. In the UK, deferred prosecution agreements are available to the UK Serious Fraud Office for fraud, bribery and other economic crime. In terms of enforcement, there are yet to be any significant cases resulting from the UK Bribery Act, but there continue to be many significant enforcement actions brought under the FCPA.

We have a number of controls in place to address risk in this area. These include a comprehensive anti-corruption and bribery programme, and ‘The Way We Work’, which is our statement of business practice and which is available in 14 languages. We ask all BT employees to sign up to its principles and our anti-corruption and bribery policy. We have specific policies covering gifts and hospitality and charitable donations and sponsorship. We run a training programme with a particular focus on roles such as those in procurement and sales.

We regularly assess our business integrity risks to make sure that the appropriate mitigation is in place. ‘Speak Up’ is our confidential hotline, which is operated by an external third party with all reports passed to the Director of Ethics and Compliance for review and investigation. Our internal audit team regularly runs checks on our business. We also use external providers to carry out assessments in areas we believe to be higher risk, to ensure our policies are understood and the controls are functioning. We selectively conduct due diligence checks on third parties including suppliers, agents, resellers and distributors. Our procurement contracts include anti-corruption and bribery clauses.

We have implemented a policy to adhere to applicable sanctions and export control laws. The policy requires approval on all contract bids involving a country where sanctions are imposed by the EU or the US. The policy also mandates that our internal shipping system is used to arrange all international exports. The system conducts compliance checks and flags any orders which require an export licence.

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Risk description	Impact	Link to strategy

Supply chain

We operate in a global supply market. This enables us to procure third-party products and services that help us deliver to our customers wherever they are. There are often several links in the ‘chain’ of supply of a product or service to us. The integrity and continuity of this supply chain is critical to our operations and therefore a significant risk to our business.

We are committed to ensuring that all dealings with suppliers, from selection and consultation through to contracting and payment, are conducted in accordance with our trading and ethical policies. See Suppliers on page 12.

We have a number of suppliers that we have identified as critical. The failure of one of these suppliers to meet its obligations could cause significant harm to our business.

We are committed to evaluating and responding to any associated risks where geo-political and market forces could impact our suppliers’ ability to support BT.

While the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to adversely impact customer service, our investments and our brand. In many cases, the costs associated with the failure of a critical supplier could be significant, particularly if this means we have to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue or penalties.

We are continually testing the global market for new sources of supply but this brings its own challenge of suppliers becoming more geographically and culturally diverse from our customers.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

• Deliver superior customer service • Transform our costs

Customer data processing

As a major data controller and processor of customer information around the world we recognise the importance of adhering to data privacy laws. Every day we process the personal data of millions of consumer and business customers and we want individuals to feel confident that when they give their personal data to us they can trust us to do the right thing with it.

Being trusted with customer data goes further than making sure it is secure. It is about ensuring the integrity of the personal data we process, only retaining the information that we need to provide customers with the services for which they have signed up. It is also about being transparent around how we use that data, making sure the personal data is processed legally, fairly and in line with customers’ rights and wishes. Through embedding a robust data governance framework we have reinforced our expectations around personal data with our employees, partners and third parties.

As a telecoms and internet service provider we operate under a stringent 24-hour reporting regime to notify the UK Information Commissioner’s Office (ICO) should we become aware of a personal data security breach and to notify those individuals who may have been impacted without undue delay.

Failure to comply with relevant data protection and privacy laws could result in varying degrees of negative impact for BT. These include the possibility of regulatory enforcement action, fines, class actions, custodial sentences and a regulatory instruction to cease processing data.

We could also face reputational damage and financial loss from the failure to meet our legal requirements, as well as incurring costs resulting from termination of customer contracts and subsequent customer churn. Companies, such as Sony which has suffered high profile data incidents, have seen a significant negative impact on their share price combined with additional costs associated with non-compliance.

• Deliver superior customer service

The Strategic Report	25
Delivering our strategy

Changes over the last year	Risk mitigation

We have increased our focus on category management of suppliers. Category management is a process that means our buyers can consolidate specific categories of spend across all our businesses, so we can maximise the operational and procurement synergies. It helps mitigate the risk of BT not reaching its cost transformation objectives by enabling us to leverage better deals with our suppliers; and to intercept purchase orders where better terms are available elsewhere.

Increased focus on in-life contract management of our critical suppliers is delivering benefits in terms of improved supplier contract performance and risk control.

We conduct supplier risk analysis as part of our sourcing strategy and, where possible, take actions to reduce risk, such as through dual sourcing.

We undertake on-site supplier assessments, to evaluate the risks associated with a supplier’s capability, capacity and competence to meet our requirements in a predictable, ethical and sustainable manner.

BT operates a comprehensive in-life risk management process called ‘Supplier watch’ that recognises the supplier’s criticality to our strategy and operations; and scans for changes across a range of commercial, financial, operational and reputational risks. We check that the appropriate level of supplier governance is in place across the group; and test that appropriate business continuity arrangements are in place for the risk of supplier failure. Over 330 critical suppliers, as nominated by the operational owners of the business units that depend on them, are covered by the process.

We look for signs of supplier distress that enable us to mitigate the risk before it materialises. A small number of our critical suppliers went into administration in 2014/15, but, in each case, we were appropriately prepared with a business plan that minimised disruption to our customers.

Socio-political, economic and environmental conditions in certain markets and geographies continue to challenge some of our suppliers; and highlight the need for appropriate due diligence across our supply chain.

Protecting our brand from events in the supply chain, such as corrupt practices, the sourcing of conflict minerals or possible human rights abuse, continues to demand a high degree of focus.

National regulatory authorities have demonstrated an increasingly aggressive stance over the last 12 months with the application of financial penalties to both private and public organisations in breach of their data privacy obligations.

For the first time in the UK, the ICO imposed more fines than Ofcom. Outside the UK, global organisations felt the force of their domestic regulators with notably the French Information Commissioner (CNIL) and the US Federal Communications Commission’s Enforcement Bureau imposing significant penalties on organisations for poor compliance practices.

The sensitivity of this risk is expected to increase as new, more robust data privacy laws are introduced throughout the scope of our operations. The continuing debate around the future EU General Data Protection Regulation is already influencing how multinational businesses address this risk.

We have a Privacy & Data Governance team which is led by the Chief Privacy Officer and has continued to recruit individuals with the appropriate skills and experience as the remit of this team expands.

The Chief Privacy Officer oversees a robust governance and monitoring framework. This defines roles and responsibilities as part of a wider approach to data assurance which utilises independent audits and reviews. We track all mitigations to resolution to ensure that senior management are aware of the risk and how it impacts respective parts of our business.

We have developed new online tools and awareness programmes to make sure that our people comply in their day-to-day activities where they handle personal information. In addition to raising awareness of Privacy by Design, an approach to projects that promotes privacy and data protection compliance from the start, we have also deployed Privacy Impact Assessment tools as part of the design process around new products and services.

Our focus on broader training and awareness will see a new data privacy module, which our people will need to complete, deployed with role-specific scenarios for specific job families. As part of this bespoke approach to managing the risk, for the first time we will have a module designed specifically for the contact centre environment to highlight the diverse number of responsibilities our contact centre people have when dealing with customer data.

26	BT plc
Annual Report & Form 20-F 2015

EE ACQUISITION: RISKS

The proposed acquisition of EE by BT Group plc creates additional risks for BT beyond those captured in our principal risks and uncertainties. In the section below we highlight those risks relating to the acquisition, and new risks that would be relevant to the enlarged group. These risks were described in the shareholder circular in relation to BT Group plc’s proposed acquisition of EE and we repeat them below.

Risks related to the acquisition

In the period through to completion of the acquisition there are risks relating to the deal itself, as well as business risks during this transitional phase.

Approval of the acquisition

Completion of the acquisition is conditional upon satisfaction or, where capable of being waived, waiver of various conditions. In the event that these conditions are not satisfied or, where they can be waived, waived by the ‘long stop date’ (or a later date which BT Group plc agrees with the sellers), the Share Purchase Agreement will automatically terminate. There can be no assurance that the conditions will be fulfilled or waived, or that the acquisition will be completed.

The acquisition is subject to merger control approval from the Competition and Markets Authority (CMA) in the UK. Approval from the CMA may take longer than expected to obtain, may not be granted, or may be granted subject to conditions or remedies, including BT’s or EE’s divestment of assets or businesses and/or restrictions on the conduct of the enlarged group. Any of these could delay or jeopardise completion, impose sustained additional costs for the enlarged group and/or materially reduce the anticipated benefits (including synergy benefits) of the acquisition, or result in a material adverse effect on the enlarged group’s business, financial condition and results of operations.

EE’s performance prior to completion of the acquisition

The anticipated benefits and synergies of the acquisition have been developed based on assumptions regarding (among other things), EE’s financial and operational performance, including in the period before completion when EE’s performance is outside BT’s control. During this time, EE’s performance – and that of BT – could be negatively impacted by one or more of the following:

•	an adverse event, or events, affecting EE which would not give rise to a right of BT Group plc to terminate the acquisition;
•	as a result of the planned acquisition, some of BT’s or EE’s customers or strategic partners may terminate or reduce their business relationships with the enlarged group, for example to avoid sourcing too great a proportion of services from a single company;
•	potential customers of BT or EE may delay entering into, or decide not to enter into, a business relationship with BT or EE until completion because of perceived uncertainty over the acquisition;
•	EE may fail to retain key personnel and other employees; and
•	third parties may terminate or alter existing contracts with EE as a result of the acquisition, in particular where ‘change of control’ or similar clauses apply.

If any of these happen, the value of EE may be less than the consideration paid by BT Group plc and, accordingly, the net assets of the enlarged group could be reduced. This could have a material adverse effect on the enlarged group’s financial position.

Realising synergies following integration

BT is targeting significant synergies from the acquisition. The financial planning for the enlarged group is based partly on realising these synergies, which include expected operating cost savings and capital expenditure savings of £360m per year, to be realised in the fourth full year following completion. Combining the respective businesses is also expected to give rise to further benefits. These include (among other things), fixed-mobile convergence, the ability to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers.

The success of the enlarged group will depend, in part, on the effectiveness of the integration process and the ability to realise the anticipated benefits and synergies from combining the businesses.

Some of the potential challenges in combining the businesses may not be known until after completion. If these challenges cannot be overcome, for example because of unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for the offerings, the anticipated benefits of the acquisition will not be fully achieved.

Realisation of synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the enlarged group’s businesses. BT may experience difficulties in integrating EE with our existing businesses and may not realise, or it might take longer than expected to realise, certain or all of the perceived benefits of the acquisition. There is also a risk that synergy benefits and growth opportunities from the acquisition may fail to materialise, or may be materially lower than have been estimated. In addition, the costs of generating these synergies, which are expected to be around £600m, may exceed expectations.

Failure to deliver the anticipated synergies and business opportunities could have a material adverse effect on the enlarged group’s businesses, financial conditions and results of operations, including its ability to support its pension deficit.

Increased cost of debt

The enlarged group may face increased costs when it seeks to refinance or repay its debt as a result of its increased level of debt following the acquisition.

The acquisition will be funded in part by a £3.6bn debt bridge facility, which may be extended for an additional 12 months following its one year maturity.

The costs and other terms on which the enlarged group is able to refinance the debt bridge facility and other longer-term indebtedness will depend partly on market conditions; unfavourable economic conditions could impact the cost and terms on which the enlarged group is able to access capital markets to refinance its indebtedness which may increase its cost of capital.

Risks to the enlarged business

Although a number of the risks EE faces are similar in nature to those potentially impacting BT today, there are also a number of distinct risks that the enlarged group will face that we do not currently perceive to be significant threats to BT.

This section outlines some of those new risks and uncertainties, but it is not exhaustive. These risks have the potential to impact the enlarged group’s business, people, brand, assets, revenue, profits, liquidity or capital resources.

BT’s Enterprise Risk Management framework will continue to operate in the enlarged group and provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be some risks which are unknown to us at

The Strategic Report	27
Delivering our strategy

present. And there may be some that we consider less significant now but become more important later.

Handset and network development

The enlarged group’s operations will depend partly on the successful deployment of continuously evolving telecommunications technologies.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies for the enlarged group.

EE uses technologies from a number of vendors and incurs significant capital expenditure deploying these technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across BT’s, EE’s and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by, or a reduction in profitability of, the enlarged group.

Technological change and market acceptance

The enlarged group may not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge. Also, the enlarged group may not identify trends correctly, or may not be able to bring new services to market as quickly or price-competitively as its competitors.

These risks exist in the mobile telecommunications area (such as mobile data services or other advanced technologies which are supported by advanced smartphone products). They also exist in the non-mobile telecommunications areas (such as mobile payment services based on contactless technology) where there is a risk that differences in the regulatory treatment of different operators based on their choice of technology could put the enlarged group at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that ‘over-the-top’ services (being those which are provided by a third party to the end user device) develop substitutes for BT’s and EE’s own products and services. Another example is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The introduction of mobile handsets with VoIP functionality may adversely affect the enlarged group’s pricing structures and market share in its mobile voice telephony business. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies, service offering and cost structures accordingly, the enlarged group may be unable to compete effectively, which may have an adverse effect on our business and operations.

Supplier failure

EE has a number of suppliers identified as critical. EE is also party to a complex and critical network-sharing arrangement with Hutchison Whampoa Limited. The failure of this joint operation to fully support the enlarged group’s interests and goals, or any material disruption to the operation of EE’s network sharing arrangement, could cause significant harm to the enlarged group’s business.

As demand for smartphone and tablet products increases around the world, there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, the lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on the enlarged group’s business and operations.

Spectrum pricing and regulation

Regulators, including Ofcom, set annual licence fees for spectrum bands used by EE for voice calls, 3G and 4G services and EE is a party to an ongoing consultation with Ofcom in relation to this. Any significant increases in spectrum pricing applicable to the enlarged group could have a material adverse effect on its business and results of operations.

Ofcom may, after consultation, vary conditions in relation to spectrum licences. EE will monitor any developments from regulators relating to the allocation of mobile spectrum in the UK.

The scope and form of the regulation of wholesale services is reviewed every three years and can include controls on the level of prices charged for regulated inputs.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT then a wider range of existing regulations will apply to the enlarged group and a broader range of new and/or modified regulations may be directed at us.

Network and licence investment

EE (as well as BT to a lesser extent), has made substantial investments in the acquisition of licences and EE has invested in its mobile networks, including modernising its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network which was launched in October 2012. EE expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality. It may acquire new spectrum licences with licence conditions which may include network coverage obligations or increased licence fees. Accordingly, the rate of the enlarged group’s capital expenditure and costs in future years could increase and exceed those expected or experienced to date.

There can be no assurance that new services will be introduced according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services (in particular, the cost of new network spectrum licences and network infrastructure, eg for 4G services and subsequent evolutions). Failure or a delay in completing networks and launching new services, or increases in the associated costs, could have an adverse effect on the enlarged group’s business and operations and could result in significant write downs of the value of network spectrum or other licences or other network-related investments.

If the current economic climate worsens, the enlarged group may decide, or be required, to scale back capital expenditures. A lasting reduction in capital expenditure levels below certain thresholds could affect our ability to invest in our mobile telecommunications network (including additional spectrum), new technology and our other businesses and therefore could have an adverse effect on our future growth and the value of radio spectrum.

28	BT plc
Annual Report & Form 20-F 2015

Transmission of radio waves

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause health issues, including cancer, and may interfere with some electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organisation has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, the enlarged group cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, impairing the enlarged group’s ability to retain customers and attract new customers, and may result in restrictions on the location and operation of mobile communications sites and the usage of the enlarged group’s wireless technology. These concerns could also lead to litigation against the enlarged group. Any restrictions on use or litigation could have an adverse effect on the enlarged group’s business and operations.

The Strategic Report	29
Our lines of business

OUR LINES OF BUSINESS

This section explains more about our lines of business. We provide information on the products and services we sell. We explain the different customers and markets we serve, the trends we are seeing in our markets and how each of our lines of business performed this year. We also describe the role and responsibilities of BT TSO, our internal service unit.

Our business is structured to best serve our customers – responding to their needs and delivering value to them.

HOW WE ARE ORGANISED

We have five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach. They are supported by our internal service unit, BT Technology, Service & Operations.

BT Global Services is our largest line of business by revenue, generating 38% of the group’s external revenue. BT Consumer is the next largest, contributing 24%.

Around 60% of Openreach’s revenue is generated from other BT lines of business so its contribution to external group revenue is the smallest, at 11%. Total Openreach revenue is equivalent to 28% of group revenue. It is the group’s largest EBITDA contributor, generating 41% of the total, reflecting the return it earns on its extensive network assets. But as a capital-intensive business, Openreach incurs costs relating to depreciation, which are not reflected in this EBITDA contribution.

BT Global Services’ EBITDA margins are below those of the other lines of business. At 17%, its proportion of group EBITDA is therefore below its overall revenue contribution.

Almost 40% of our people work in Openreach. Many of them are engineers, responsible for maintaining and upgrading our networks. A quarter of our people are in BT TSO and within group functions, supporting all the customer-facing lines of business. And 20% work in BT Global Services, with many supporting and serving our customers worldwide.

Internal reorganisation

With effect from 1 April 2014 BT Conferencing and BT Security were moved into BT Global Services from BT Business and our central group functions respectively. We did this to help us simplify the way we provide integrated collaboration solutions to our global customers, better compete in the market and take full advantage of global opportunities.

These organisational changes did not impact the results of BT Consumer, BT Wholesale or Openreach and had no impact on the total group results. We have restated the comparative results for BT Global Services, BT Business and Other to present them on a consistent basis. We have provided further information, including the amounts involved, in note 4 to the consolidated financial statements on page 73.

BT GLOBAL SERVICES

We are a global market leader for managed networked IT services. We help around 6,500 large corporate and public sector customers across more than 170 countries embrace the digital age, innovate and work more efficiently.

By combining our strengths in networks, IT and innovation, with our global reach, local delivery, industry expertise and professional services, we help our customers to make connections and create new possibilities. 62% of our people are based outside the UK, in 60 countries.

We provide specific solutions and expertise to ten key industry sectors through four regional operations: UK; Continental Europe; US and Canada; and high-growth regions (Asia Pacific, Middle East and Africa, and Latin America).

Markets and customers

We work for around 6,500 large corporate and public sector customers in more than 170 countries worldwide. We provide services for:

•	98% of the FTSE100 companies;
•	82% of the Fortune 500 companies;
•	96% of Interbrand’s annual ranking of the top 50 most valuable brands in the world;
•	over 90% of the world’s top financial institutions; and
•	public sector organisations in 22 countries around the world.

Across the world, our main competitors are global telecommunications companies such as AT&T, Orange, Telefónica, Verizon and Vodafone. We also compete against IT and business process management companies, the latter particularly in the UK public sector.

We generate over two-thirds of our revenue from corporate customers. Of these, financial institutions are our largest segment, generating 18% of our revenue in the year.

The public sector generated 20% of our revenue. As a leading supplier to the UK Government’s Public Services Network (PSN), we are helping the Government to drive its digital agenda. However, we expect to face continued declines in the revenue we earn from the UK public sector due to lower levels of government expenditure.

Around 10% of our revenue comes from providing a range of services to other telecoms companies, of which half is transit revenue.

Our top 1,000 customers generate around 90% of our revenue. These companies typically allocate less than 10% of their total IT and communications spend with us. So we see an opportunity to grow our share of their spending.

The UK is our largest region by revenue. Financial institutions and government and healthcare customers are particularly important in this market. We have been ranked by Current Analysis as the number one provider in the UK public sector, as well as a leader in the UK IP telephony and unified communications market.

We have a strong presence in Continental Europe, with national networks and metropolitan fibre rings in most major markets, including Belgium, France, Germany, Italy, the Netherlands and Spain. In this region we serve a large number of customers in the pharmaceutical, retail, financial services and automotive industries.

The US and Canada region is important for us because of the high proportion of multinational corporations headquartered there. However our biggest challenge in the US continues to be ineffective regulation of wholesale access to incumbent operator networks. The US regulator is taking steps to analyse this market, and we are actively engaged in the process.

The high-growth regions of Asia Pacific, the Middle East and Africa (AMEA) and Latin America are increasingly important for our customers. We are helping multinationals expand into these areas and supporting local companies as they grow internationally. We continue to invest in these markets by adding products and services and improving our network and IT infrastructure.

This year, we launched an innovative global campaign ‘the Art of Connecting’ to help our customers address their key business challenges in areas such as cloud, mobility and security. To improve

30	BT plc
Annual Report & Form 20-F 2015

the way we provide integrated solutions to our global customers, BT Security and BT Conferencing moved into BT Global Services in April 2014.

Influential analyst firms recognise us in the markets for global network services and communications outsourcing and professional services. This year we were positioned as a Leader in Gartner’s 2015 Magic Quadrant for Network Services, Global for the 11th time. We have also been recognised as a Leader in Gartner’s 2014 Communications Outsourcing and Professional Services Magic Quadrant for the fifth consecutive yeara.

The markets we operate in are competitive and we continue to face pricing pressure. But we see good growth potential in the areas where we are investing. For example, Ovum predicts unified communications services will grow at a rate of 18% a year globally over the next three yearsb. Gartner forecasts that cloud computing services will grow globally at a rate of 31% a year over the next three yearsc. And it expects managed security services to grow at a rate of 15% a year globally over the same periodd.

Products and services

We deliver value to our customers by bringing together a broad portfolio of products and services with industry-specific solutions and consulting expertise. Our network is at the core of what we provide. We have simple product categories organised around what our customers need. These are:

BT Connect

Our network services connect our customers to their people, to their own customers, to the cloud and to the world. We offer a range of flexible, intelligent and secure IP, Ethernet and internet virtual private network services. We deliver these in more than 170 countries over a range of access technologies including DSL, Ethernet and satellite.

BT Assure

Customers are prioritising security as cyber-attacks become more common and potentially more disruptive. We provide a range of products and services to help protect organisations against these threats including firewalls, web security, intrusion prevention and threat monitoring.

BT One

Businesses communicate in a number of different ways – by phone, instant messaging, email, audio and video conferencing and data-sharing solutions. They want these channels to be integrated and work together easily and reliably. Our collaboration services help customers simplify their communications channels and transform

[a]	Gartner, Magic Quadrant for Communications Outsourcing and Professional Services, Christine Tenneson, Eric Goodness, Bjarne Munch, 04 November 2014.
Gartner, Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch, 14 January 2015.
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organisation and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
[b]	Hosted and Managed Unified Communications Services Forecast, 2014-19 (Ovum, January 2014).
[c]	Forecast: IT Services, Worldwide, 2013-2019, 1Q15 Update (March 2015).
[d]	Forecast: Information Security, Worldwide, 2013-2019, 1Q15 Update (April 2015).
The Gartner Report(s) described herein, Magic Quadrant for Network Services, Global, Neil Rickard, Bjarne Munch (Gartner, January 2015) and Magic Quadrant for Communications Outsourcing and Professional Services, Christine Tenneson, Eric Goodness, Bjarne Munch (Gartner, November 2014) and Forecast: IT Services, Worldwide, 2013-2019, 1Q15 Update (March 2015) and Forecast: Information Security, Worldwide, 2013-2019, 1Q15 Update (April 2015) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

the way they interact with their customers, colleagues, partners and suppliers.

BT Contact

Our contact centre services help our customers build stronger relationships with their customers. We offer a number of ways for them to communicate together, including email, web chat, video, social media and the phone – either via automated systems or dedicated advisers. Our cloud solutions give companies more control over their costs, allowing them to change capacity in response to demand.

BT Compute

Businesses want reliable but flexible IT platforms and services for their applications, data storage and security. We provide IT services across our network, from 46 data centres around the world. Our services range from traditional telehousing and colocation to the latest public, private and hybrid cloud solutions.

BT Advise

We have experts around the world who provide consulting, integration and managed services to our customers. They have a range of specialisms, certifications and accreditations to make sure our customers get the best out of our products and services. Our approach looks beyond technology to create solutions that work across all areas of an organisation.

Industry propositions

Our innovative sector-specific solutions help our customers overcome challenges unique to their industry. For example, our ‘BT for Retail’ portfolio enables retailers to enhance shoppers’ in-store experience by sending targeted messages to mobile devices and using intelligent in-store signage. And our Field Force Automation solutions provide mobile employees such as field engineers with access to corporate applications wherever they are.

Our customers often use our products and services to reduce their impact on the environment. For instance, our BT One unified communications and collaboration services helped Sasol achieve travel savings of more than a million kilometres, preventing 40 metric tonnes of carbon emissions, in the first six months of the contract.

Organisations also look to us to help them innovate to enhance their customers’ experience and engagement. We are working with Alder Hey Children’s Hospital in Liverpool to develop a patient entertainment system for their new hospital. We are also partnering with Coca-Cola in South Africa to set up wi-fi on their drinks machines, providing free internet access to impoverished communities.

Performance in the year

We have consolidated our position as a global leader for managed networked IT services. We have improved our customer service. We grew revenuee in the high-growth regions of the world and Continental Europe, but lower public sector revenue in the UK resulted in overall revenue declining. Despite this, we grew EBITDA driven by our cost transformation activities. Our operating cash inflow of £349m was lower than we achieved last year, when we had benefited from some early customer receipts.

Operating performance

We achieved an order intake of £6.5bn, down 7% after last year benefited from some large contract re-signs. In line with our strategy to grow our share of wallet, we increased our new business order intake with our top priority customers.

[e]	Underlying excluding transit.

The Strategic Report	31
Our lines of business

Contracts we won in the year include:

Customer	Contract

Cathay Pacific (BT Contact)	To provide the airline’s global call centre infrastructure.

Genome Institute of Singapore (BT Compute)	Cloud compute infrastructure to create a cloud-based next generation genome sequencing environment.

Kimberly-Clark (BT One)	To implement and manage cloud-based solutions for a global network of 42,000 users.

Procter and Gamble (BT Connect)	Managed network and security services in more than 80 countries.

Sasol (BT Connect)	Managed security, conferencing, collaboration and other network services connecting 118 sites across the world.

Smart DCC, subsidiary of the Capita Group (BT Assure)	A security solution for the UK smart metering programme.

Société Générale (BT Connect)	Voice and data communication services across 30 countries. We will also deploy wi-fi services across 70 sites in France.

Royal Mail (mobility services)	Provision of 76,000 handheld devices to UK postmen and women for scanning parcels.

Welsh Government (BT Connect)	To provide the country-wide public sector broadband network, supporting more than 80 public service organisations across 4,000 sites.

Deliver superior customer service

We gather feedback from our customers in many different ways, including through our global account management teams and by using surveys.

This year we have made progress on improving customer service by enhancing our systems, processes and the way we manage our relationships with customers and suppliers. However, our customers tell us there is still more we can do to keep them better informed and further improve our speed of service delivery, particularly in the UK.

During the year we:

•	improved the speed of service delivery of our main products by 25%. We will continue to act on feedback and focus on this in 2015/16;
•	reduced a backlog of orders for IP Connect Global (our main global MPLS product) by more than 70%, which will mean we can deliver services more quickly in the future;
•	introduced new service packages to make it easier for customers to choose the level of service support they need; and
•	introduced new processes for our major accounts to make sure we deal with issues quickly.

As a result of these improvements, we increased our Right First Time measure 8.6% this year (2013/14: 0.6%). While we saw an improvement in loyalty among our top global customers, overall customer loyalty declined 2% to 75%. Improvements in customers’

likelihood to recommend BT and their perception of BT as a business partner were offset by changes in spending patterns and a greater focus on value for money among some of our customers.

We try to make a positive difference to the communities where we do business. Through our Connecting Africa project and our work with international charity SOS Children’s Villages, we launched a programme to develop a healthcare management IT system. This will be deployed at seven SOS Medical Centres in six African countries in 2015/16.

We are also helping the United Nations and NetHope in Sierra Leone to tackle the Ebola crisis by quickly extending satellite capability to improve communications.

Transform our costs

We reduced our underlying operating costs excluding transit by 5%, reflecting the impact of lower revenue as well as our cost transformation programmes. We have driven costs down by applying best practice from other parts of the group and by taking our forensic UK approach overseas. In the year we continued to:

•	optimise our operating model. We simplified our organisational structure in Switzerland and Eastern Europe by rationalising management layers. This will save £5m a year, and has removed process failures and improved customer service;
•	reduce failures in our processes. For example, we have reduced the lead times for ceasing third-party access circuits that we no longer need, saving over £20m a year;
•	transform and optimise our global network. We are building new network infrastructure that supports our core products, increases coverage and lowers the cost of long distance access lines; and
•	improve third-party supplier value for money by negotiating better commercial terms. We are also directly insourcing the delivery of some of our products and services.

Invest for growth

We have continued to invest to enhance our global capabilities in line with the plans we shared last year. For example, we have invested in our global account management capabilities and made our products and services more flexible and better at working together.

We have also invested in:

•	the high-growth regions. We have extended the reach and features of our services. We launched new, cloud-based, unified communication and collaboration services in AMEA, and added cloud-enabled data centres in countries including Argentina, Colombia and South Africa;
•	our network. By building acceleration and security features into the network we are increasing application performance, reducing bandwidth costs and improving security for our customers. We extended Ethernet Connect to ten new countries, bringing the total to 60. We launched Internet Connect Reach to expand internet coverage in more than 190 countries and territories. And we added ten new IP Connect points of presence (PoPs) in countries including Iceland and Malaysia;
•	our core products and services. We added an innovative new service to our BT Contact portfolio which allows businesses to send short, personalised videos to their customers. We introduced BT Assure Threat Defence to help our customers better identify and react to sophisticated cyber-security threats. We also made BT MeetMe with Dolby Voice available in more countries, integrated it with Cisco WebEx and Microsoft Lync and launched the Dolby Conference Phone;
•	industry-specific solutions. We launched BT Netrix HiTouch, a new touchscreen device for financial markets. It allows traders to tap into hundreds of applications, market data feeds and communications services, all delivered by the BT Radianz Cloud.

32	BT plc
Annual Report & Form 20-F 2015

We also opened two retail experience showcases, one in New York and one in Milan; and

•	BT Advise. We have simplified our offers, improved our consulting methodologies and are better at aligning our advisory services with our products and industry sectors.

Financial performance

	2015	2014	[a]	2013	[a]
Year ended 31 March	£m	£m		£m
Revenue	6,779	7,269		7,392
– Underlying revenue excluding transit	(4)%	(1)%		(6)%
Net operating costs	5,732	6,228		6,442
EBITDA	1,047	1,041		950
Depreciation and amortisation	519	616		634
Operating profit	528	425		316
Capital expenditure	468	516		535
Operating cash flow	349	499		314

[a]	Restated, see notes 1 and 4 to the consolidated financial statements.

Revenue decreased 7% (2013/14: 2%) including a £206m negative impact from foreign exchange movements and a £9m decline in transit revenue. Our key revenue measure, underlying revenue excluding transit, decreased 4% (2013/14: 1%) primarily reflecting lower UK public sector revenue.

We generated growth in underlying revenue excluding transit of 9% in the high-growth regions (2013/14: 16%) reflecting the signing of key deals and the benefit of newly-launched capabilities, products and services. Continental Europe generated 2% growth in underlying revenue excluding transit (2013/14: 2% decline) reflecting higher spending by our existing customers.

UK revenue decreased 11% (2013/14: 4%) mainly reflecting continued declines in public sector trading. Underlying revenue excluding transit in the US and Canada declined 3% (2013/14: 2%).

Operating costs decreased 8% (2013/14: 3%). Underlying operating costs excluding transit decreased 5% (2013/14: 2%) reflecting the impact of lower revenue and our cost transformation programmes.

EBITDA increased 1% (2013/14: 10%) and was up 3% excluding foreign exchange movements. Depreciation and amortisation decreased 16% (2013/14: 3%) as a result of lower depreciation on some UK public sector contracts and the impact of some assets becoming fully depreciated. Operating profit increased by £103m or 24% (2013/14: £109m or 35%).

Capital expenditure decreased 9% (2013/14: 4%). EBITDA less capital expenditure increased by £54m to £579m compared with an increase of £110m last year.

Our operating cash inflow of £349m was £150m lower than last year. This was largely driven by a year-on-year impact of around £120m from early customer receipts in the fourth quarter of last year.

Key priorities

We are focused on strengthening our position as a global leader. Our future priorities include:

•	building broader and deeper relationships with our major customers;
•	improving our award-winning products and services with a particular focus on security, mobility and cloud-based services;
•	transforming our customer service through improving customer journeys end to end, increasing automation and launching new service propositions; and
•	driving down cost to become a more efficient organisation, letting us invest in the things that set us apart from our competitors.

BT BUSINESS

BT Business provides communications and IT services in the UK and the Republic of Ireland (RoI). We serve around 900,000 customers, with a leading position in fixed-voice, networking and broadband services.

BT Business has four customer-facing divisions: UK SME; UK Corporate; BT Ireland; and BT Business Solutions.

UK SME

UK SME supplies small businesses in Great Britain (typically up to 100 employees) with fixed-voice, broadband, mobility, networking and IT services. It also has three specialist businesses:

Business	Providing:

BT Redcare	Fire and security alarm signalling services, surveillance networks and control room services.

BT Directories	Directory Enquiries, The Phone Book, website services, operator services and call handling for the emergency services.

BT Payphones	Public, private and managed payphone services.

UK Corporate

UK Corporate supplies larger businesses in Great Britain (typically 100-1,000 employees) with fixed-voice, broadband, mobility, networking and IT services. We offer bespoke solutions in addition to our core portfolio of products.

BT Fleet also sits within this division. It is one of the UK’s leading providers of fleet management, vehicle maintenance and accident management services.

BT Ireland

In Northern Ireland, we are the largest provider of communications services for SMEs and a leading supplier of networked IT services for public sector and corporate customers.

In the Republic of Ireland, we provide networked IT services for the public sector and large businesses and we provide wholesale services to other communications providers.

The Strategic Report	33
Our lines of business

BT Business Solutions

We have four specialist IT services businesses:

Business	Providing:

BT IT Services	IT equipment and networked IT solutions, managed and support services, and consulting services.

BT Business Direct	IT and communications hardware and software, including computing and networking equipment, sold online.

BT Expedite	IT services for the retail sector.

BT Tikit	IT products and services for legal and accountancy firms.

BT IT Services was created from the former BT iNet and BT Engage IT, which were integrated into one unit and rebranded this year. For BT Business customers, it sells its products through the UK SME and UK Corporate channels (mainly the latter). It also sells to customers of BT Global Services and BT Wholesale. BT Business Direct, BT Expedite and BT Tikit have their own direct sales functions.

Markets and customers

There are 5.2m businesses in the UK with up to 1,000 employees (the main market addressed by BT Business). This is higher than last year, mainly reflecting growth in the number of small companies and sole traders. Excluding sole traders (many of whom buy from consumer-focused suppliers such as BT Consumer), there are 1.3m businesses.

The types of services that companies buy from us depend on their size, number of locations, maturity and the industry in which they operate. Small businesses typically buy fixed-lines, mobile and broadband. Larger customers buy a broader range of products and services from our portfolio, which is the widest on offer in the UK.

We have around 900,000 customers including more than half of FTSE350 companies. Major customers include:

•	retailers like Fat Face, WHSmith and Pets at Home;
•	charities like Barnardo’s and Oxfam;
•	service organisations like glh Hotels and Odeon Cinemas;
•	financial organisations like International Currency Exchange; and
•	educational institutions like University College London.

We are focused on three main markets: fixed-voice and data; mobility; and IT services. We expect these markets to increasingly converge over the next few years as technology and customer needs change.

Fixed-voice and data

The fixed-voice and data market for businesses with up to 1,000 employees is worth around £4.0bn. Our share is around 30%a. We compete against more than 300 resellers and fixed network operators. Our main competitors are Alternative Networks, Azzurri, Colt Group, Daisy Group, KCOM Group, TalkTalk, Virgin Media, Vodafone and XLN.

[a]	This is lower than we reported last year because we now include a broader definition of unified communications services in the total market size and we exclude revenue from customers with more than 1,000 employees in our market share calculations.

Fixed-lines

There are 7.7m (2013/14: 8.3m) business lines in the UK, including those used by both SMEs and large corporate businesses. Some of these lines are provided by BT Global Services. There are more lines than individual businesses as many customers buy more than one line.

The number of business fixed-lines has gone down over the last few years. Companies have replaced some of them with VoIP or mobiles. Businesses have also made fewer calls over their fixed-lines because of the growth in email and other online communication such as instant messaging. Call volumes in the market are 12% lower than a year earlier.

BT has a 43% market share of business lines (excluding VoIP), down two percentage points in the year.

Broadband

The market for broadband continues to grow, but more slowly now that most businesses already have it. In contrast, demand for fibre broadband is growing strongly, as customers migrate from copper-based broadband to benefit from the higher speeds.

We are the largest business broadband provider in the UK, with over a third of the market for businesses with one or more employees (ie excluding sole traders who mostly buy from consumer providers).

Networking

We are the leading provider of fixed networking services in the UK with around a quarter of the market. The overall market continues to grow but the mix within it is changing. Ethernet and dedicated internet access services are growing most strongly, while the market for leased lines continues to decline.

Mobility

This market is growing in importance for us. Customers increasingly want to bring their fixed and mobile services together for more flexible ways of working. Around 70% of SMEs use both fixed and mobile services.

The part of the mobility market that we target is worth around £7.2bn. We have just a 1% share of this. This small share gives us a sizeable opportunity for growth.

The overall business mobile market continues to grow, driven by sales of tablets and 4G smartphones. Market revenue from the sale of voice and data services is fairly flat. Small but growing areas include mobile device management solutions (for companies to manage their mobile estate), applications that let companies give employees mobile access to their enterprise systems, and communication between networked-devices (machine-to-machine) such as cash machines and vending machines.

Our main competitors are O2 and Vodafone. They offer fixed products as well as mobile and are increasingly targeting opportunities for converged services. The proposed acquisition of EE will allow us to accelerate the sale of converged fixed-mobile services to business customers and offer new services, using both companies’ product portfolios, skills and networks.

IT services

The IT services market is very diverse, ranging from off-the-shelf hardware sales to large outsourced solutions. Competition is fragmented with providers often focusing on specific customer-types, industry sectors or technologies. Our main competitors are Computacenter, Dimension Data, Kelway, Logicalis, Phoenix, SCC and Softcat.

34	BT plc
Annual Report & Form 20-F 2015

We focus on those products and services which best fit our capabilities or have the potential to drive cross-selling opportunities. We typically target businesses with 250 to 5,000 employees. For the larger ones, BT Global Services sometimes sells our IT services on our behalf.

We estimate that the parts of the market we serve are worth around £8.4bn, of which we have around 6% share. Those areas of the market that are growing include cloud services, hosting, infrastructure and security. We see these as attractive opportunities for us to grow our share of the overall market.

Products and services

We offer a wide choice of fixed, mobile and IT services. These range from standalone products to managed services and customised solutions in order to suit the needs of customers from small start-ups to large enterprises.

Fixed-voice services

Our fixed-voice services range from standard calls and lines, to fully-managed office phone systems and contact centre solutions. This year we launched BT Cloud Voice and BT Cloud Phone to add to our growing portfolio of VoIP services.

•	BT Cloud Voice provides cloud-based unified communications capabilities (such as call-routing, conferencing, call-recording, online management and mobile and desktop applications) delivered over a BT internet connection.
•	BT Cloud Phone is also a hosted communications service delivered over a BT internet connection, but it is tailored for those smaller SMEs with simpler needs, delivered through an easy-to-use suite of portals and mobile and desktop applications.

Broadband and internet

We provide a range of internet access options including BT Business Broadband (over copper connections), BT Business Infinity over fibre-to-the-cabinet (FTTC) and fibre-to-the-premises (FTTP) and BTnet dedicated internet access.

We refreshed our broadband portfolio this year, introducing three simplified pricing tiers for BT Business Broadband and BT Business Infinity. For the latter we launched the Business Hub 5, which uses the latest wireless technology to deliver faster wi-fi. We now include Microsoft Office 365 for free with higher-tier broadband options.

Networking services

Our voice and data networking services support customers who need to connect more than one site. Products include Ethernet, IP Virtual Private Network services (which connect sites using IP connections), SIP trunking (which transports voice calls over IP networks), leased lines, cabling infrastructure and local area networking solutions. This year we launched an integrated proposition that offers BTnet dedicated internet access together with a managed firewall.

IT services

Our specialist IT services offer design, delivery, management and support, and are built around seven key portfolio practices:

These services are supported by partnerships with vendors such as Cisco, HP and Microsoft.

Mobility

We sell mobile voice and data services through a mobile virtual network operator (MVNO) agreement. We offer a range of handsets and tablets and a choice of tariffs to suit different customer segments.

This year we relaunched BT Business Mobile, adding 4G access and unlimited wi-fi for all new and re-signing customers. We launched BT One Phone and we added the Apple iPhone to our range of handsets.

BT One Phone

This year we launched a number of innovative products aimed at small and medium-sized enterprises in the UK.

One of these products is BT One Phone. It brings together all of a company’s office phone system and mobile phone needs into a single service, hosted in the cloud and delivered on a mobile phone.

All of an individual’s numbers are linked to their work mobile phone, so whether somebody calls their fixed-line, extension or mobile number, all calls go to one phone. This helps businesses be more responsive to their customers and less likely to miss calls.

As the system is cloud-based, all the feature-rich call management services of a phone system (such as call forwarding and hunt groups), which are typically available on a desk phone, are now available on an employee’s mobile, wherever they are.

BT One Phone works with a full range of mobile phones. Combined with 4G and unlimited access to over 5m BT Wi-fi hotspots, our customers’ employees now have both the data and voice connectivity to be as productive outside the office as they are at their desk.

The Strategic Report	35
Our lines of business

PERFORMANCE IN THE YEAR

Underlying revenue excluding transit was down 1% due to lower line and call volumes. But we have increased EBITDA for the third year running through our continued focus on cost transformation. Our fibre broadband base has increased 61% and we have launched a new range of IP voice products. And we have improved our customer service.

Operating performance

Our order intake of £2.1bn was broadly level. We achieved a number of customer wins and re-signs this year including:

Customer	Contract

Leigh Academies Trust (UK SME)	Providing the parents of learners, across 11 schools in the Trust, the opportunity to purchase tablets or laptops in school and at home via a dedicated parental engagement portal.

Morgan Sindall Group (UK Corporate)	A new three-year IT Managed Service contract to support all of the Morgan Sindall Group companies.

National Trust (UK Corporate)	Telephony and networking services plus public wi-fi services in their historic sites.

Kerry Group (BT Ireland)	Contract for a global SIP voice solution.

NI Direct (Northern Ireland)	To deliver a contact centre for the Northern Ireland public sector and to drive digital transformation in the provision of government services in Northern Ireland.

Go Outdoors (BT Expedite)	Rollout of a full retail technology solution to all 52 stores and 350 tills to replace the customer’s current estate.

The number of business lines we provide reduced 7% as customers continue to migrate to VoIP. But the net line loss in the year slowed, down 14%. But the number of IP lines we provide has increased 26% and take-up of our new BT Cloud Voice and BT Cloud Phone services is growing.

New broadband pricing and a free Business Hub with BT Business Infinity, have helped drive fibre sales and encouraged customers to migrate from copper to fibre broadband for higher speeds. Our business fibre broadband base has increased by 61%.

In Northern Ireland we have now passed 91% of premises with fibre broadband and at 25%, take-up is the highest of any major region in the UK.

Our mobile customer base has decreased 6% (2013/14: 3%). During the year we started migrating customers from Vodafone’s network to EE after we changed MVNO provider. This resulted in some additional churn and we were also less focused on acquiring new customers during this process. But we are now starting to drive sales of BT One Phone following its launch this year.

Deliver superior customer service

We have made progress on the plans we outlined last year to become the market leader for customer service. We have improved service through a range of group-led programmes and specific BT Business initiatives. We have:

•	moved more customers onto our new ‘UK Business Solution’ system. This brings all the core products and services that we sell in large volumes onto a single system, making it easier to serve customers who buy multiple products from us;
•	created a new dedicated team and improved processes to help businesses when they move premises;
•	invested in 35,000 hours of training to improve the skills of our service teams; and
•	improved our online ‘self-service’ capabilities for customers who prefer to deal this way with any issues they encounter.

We have improved the percentage of faults repaired within target timescales by 5%, weighted across all products. We have introduced new messaging to ensure customers are aware of and are ready for their appointment, which has helped reduce the number of missed appointments for installations. And we have improved our process for providing Ethernet services, but we still need to do better on this.

Complaints are down 11%. Our transactional customer net promoter score measured from customer feedback has increased 7.5 percentage points and satisfaction with our advisers has increased 3.5 percentage points.

Our Right First Time measure was up 5.1% (2013/14: 1.5%) driven by faster repair and provision times and 4.4% more customer calls resolved at the first point of contact.

Transform our costs

Operating costs were down 5%. Underlying operating costs excluding transit were down 4% due to savings from our cost transformation activities. The main reason for the lower costs is a 10% reduction in our total labour resource. Some of this resulted from the creation of BT Business last year, with benefits flowing through to this year.

We have also reduced our headcount through specific initiatives. For example we have reduced the number of operational sites across BT Business. And we merged BT iNet and BT Engage IT which eliminated some duplicated activities.

We have also continued to make savings by renegotiating supplier contracts.

Invest for growth

We have continued to invest in our product portfolio, with VoIP a key focus for us. BT One Phone, BT Cloud Voice and BT Cloud Phone were all launched in the year.

BT Tikit launched Carpe Diem Mobile, a mobile time-recording application aimed at the legal profession.

In Northern Ireland, we have completed the first three phases of the DETI-funded Northern Ireland Broadband Improvement Project. We are continuing to invest further. We have improved the speed, reach and quality of broadband services in many rural areas by investing in both copper and fibre infrastructure. In the Republic of Ireland, we have continued to invest in network infrastructure for business and wholesale customers, including national fibre backhaul and cloud services.

We have replaced a large number of vehicles in BT Fleet. This will improve reliability, reduce maintenance costs and deliver greater fuel efficiency. We have also purchased a number of more environmentally-friendly electric vehicles, mainly to support Openreach.

36	BT plc
Annual Report & Form 20-F 2015

We have invested in improving our internal IT systems. The largest investment was in our ‘UK Business Solution’ system mentioned above. We will continue to invest in it next year and migrate more customers and products onto it.

Financial performance

	2015	2014	[a]	2013	[a]
Year ended 31 March	£m	£m		£m

Revenue	3,145	3,213		3,220
– Underlying revenue excluding transit	(1)%	(1)%		(2)%
Operating costs	2,104	2,211		2,280
EBITDA	1,041	1,002		940
Depreciation and amortisation	180	197		233
Operating profit	861	805		707
Capital expenditure	187	127		142
Operating cash flow	874	799		816

[a]	Restated, see notes 1 and 4 to the consolidated financial statements.

Revenue declined 2% (2013/14: flat) including a £24m negative impact from foreign exchange movements arising from our business in the Republic of Ireland. Underlying revenue excluding transit decreased 1% (2013/14: 1%).

UK SME & Corporate voice revenue declined 5% (2013/14: 2%). This reflects the ongoing reduction in business call and line volumes, as customers move to data and VoIP services. We have responded to this shift through the launch of BT One Phone, BT Cloud Voice and BT Cloud Phone this year.

UK SME & Corporate data and networking revenue increased 2% (2013/14: 1%), with continued growth in our networking products including fibre broadband.

BT Ireland underlying revenue excluding transit increased 2% (2013/14: 1%) driven by software sales and fibre broadband.

IT services revenue declined 1% (2013/14: up 8%) with a decrease in lower margin hardware sales as we continue to focus our strategy towards providing higher-margin managed services.

Operating costs decreased 5% (2013/14: 3%). Underlying operating costs excluding transit decreased 4% (2013/14: 4%) reflecting the impact of our cost transformation programmes.

EBITDA increased 4% (2013/14: 7%). Excluding foreign exchange movements, underlying EBITDA was also up 4% (2013/14: 6%). Depreciation and amortisation decreased 9% (2013/14: 15%) as a result of lower capital expenditure in recent years. Operating profit increased 7% (2013/14: 14%).

Capital expenditure increased by £60m (2013/14: £15m decrease) as we replaced a number of BT Fleet vehicles to support Openreach.

Operating cashflow was an inflow of £874m (2013/14: £799m). This was higher than last year driven by the growth in EBITDA and the timing of working capital movements which offset the higher capital expenditure.

Key priorities

Our future plans include:

•	developing our portfolio to add new converged services, enhancements to our VoIP products and more IT service capabilities;
•	driving sales of hosted VoIP, converged fixed-mobile services and fibre broadband services to attract new customers and reduce losses to competitors;
•	developing more bundles and integrated solutions to increase cross-selling, helped by improvements in our systems and sales organisations;
•	improving our managed services capabilities to help us win more major deals; and
•	transforming customer service to give customers a better experience and differentiate ourselves from competitors.

BT CONSUMER

We are the largest provider of consumer fixed-voice and broadband services in the UK. We are focused on top and bottom-line growth through selling broadband, TV, sport channels and mobile services to our customers.

We supply BT-branded services directly to UK homes. We also sell devices like telephones, baby monitors and set-top boxes through third-party high street retailers. Commercial premises, such as pubs and hotels, can buy BT Sport and BT Wi-fi from us too.

We also sell services through our Plusnet brand. This helps us grow our market share across the UK by addressing more price-conscious fixed-voice and broadband consumers.

Markets and customers

There are around 26m households and around 64m people in the UK. Our products are available to almost all of them. The market is very competitive, with over 12 major bundled product suppliers, 113 fixed-line operators, four major TV providers and four mobile network operators. Our main competitors for fixed-line, broadband and TV services are Sky, Virgin Media and TalkTalk.

Fixed-lines

The number of fixed residential lines in the UK increased by 524,000 in the year to December 2014, to 25.5m, as more people took fixed-lines to get broadband. Our share of the consumer market for fixed-lines is 38%, the same as last year.

Residential fixed-line call volumes in the UK fell by 13% in 2014, as more people used mobiles, VoIP, instant messaging and social media to keep in touch.

Broadband

There were around 24m DSL, fibre and cable broadband connections to homes and small businesses in the UK, as at 31 March 2015. This is up 4% from last year. We have a 32% share of the fixed broadband market.

Average broadband download speeds have continued to get faster, reaching 22.8Mbps in November 2014. This is 28% above a year earlier. Demand for superfast broadband continues to grow as more people consume media online through over-the-top services such as Netflix, ITV Player and BBC iPlayer. 59% of UK adults used video streaming services in 2014. And 32% of all broadband connections in the UK are now superfast.

TV

The pay-TV market has continued to grow. 61% of UK households take a pay-TV service, compared with 58% a year earlier, while 34% watch only free-to-air digital TV (Freeview). Live channels (as opposed to catch-up or on-demand) are still the most popular way for people to watch television.

People can take pay-TV services over:

•	satellite (Sky);
•	cable (Virgin Media); or
•	DSL or fibre (mainly BT and TalkTalk), with their TV service provided over both broadband and Freeview.

People can also take services from online or over-the-top content providers, such as Netflix and Amazon Prime, although these services typically do not offer live channels.

The Strategic Report	37
Our lines of business

For many years Sky has had exclusivity over much of the UK’s premium content. We continue to pursue commercial, legal and regulatory avenues to obtain access to Sky’s sport channels on a fair basis, to increase competition and consumer choice.

Mobile

Around 95% of households in the UK have mobile phones, and 16% of households are mobile-only. Of the more than 83m active mobile subscriptions in the UK, an increasing number are post-pay and make up 59% of the total. Three out of four adults in the UK use a smartphone, and nearly half of mobile owners also have a tablet.

While SMS/MMS volumes have continued to decline, over 137bn minutes of outgoing calls were made on mobiles in 2014, up 2% from the year before. More people are also using their mobiles to surf the web, listen to radio and watch TV.

Products and services

We sell four types of product: fixed-voice, broadband, TV and mobile. We win and keep customers by offering differentiated packages. And we have a range of ‘add-ons’ customers can choose from, offering flexibility and extra value for money.

Fixed-voice

We provide a range of fixed-line products and calling plans. Our customers can choose from different options and ways to pay, depending on what suits them best. For example:

•	Line Rental Saver gives customers a discount on their line rental if they pay for a year upfront;
•	Line Rental Plus comes with priority phone line fault fixes, Call Barring and Choose to Refuse, and gives customers the choice of paying bills when they arrive instead of by Direct Debit;
•	Home Phone Saver offers line rental, inclusive calls and extra calling features in one simple package at a discounted price that is guaranteed until 2017;
•	BT Basic offers discounted line rental and inclusive calls to those on low incomes and in receipt of certain state benefits (such as income support). We are the only company to offer a service like this;
•	Right Plan is a free service our customers can use to find out whether they are on the right calling plan for the kinds of calls they make; and
•	BT SmartTalk is a free app that allows our customers to use their home calling plan on a range of mobile devices. For example, they can use it to make inclusive or low-cost calls when overseas. Calls appear on their BT bills as if they had been made from their fixed-line.

Our unlimited call packages let customers choose from inclusive evening, weekend or anytime calls to fixed-lines, and discounted calls to mobiles.

We offer products and services that help our customers avoid nuisance calls. Our BT8500 phone uses award-winning technology to help customers block unwanted calls. We also offer calling features such as Caller Display, Anonymous Call Reject and Choose to Refuse.

Broadband

We are the UK’s largest broadband provider. BT Broadband, our DSL service, is delivered over copper lines. BT Infinity, our superfast broadband service, uses fibre to deliver enhanced speed and performance.

To suit our customers’ diverse needs and interests, we offer a range of broadband options, with different usage limits and speeds. These are usually bundled with fixed-voice call plans and typically come with free or discounted add-ons, like:

•	BT Sport, providing premium sports content;
•	BT Wi-fi, offering free and unlimited access to more than 5m wi-fi hotspots in the UK and 7m abroad;
•	BT Cloud, providing secure online storage and on-the-go access to data and photos; and
•	BT Family Protection, BT NetProtect Plus and BT Parental Controls, to help keep our customers and their families safe online.

In August 2014, we introduced a broadband package specifically for BT Basic customers, providing them with low-cost internet access.

TV

Our TV business consists of our TV service (BT TV) and our live sports channels (BT Sport).

BT TV

BT TV is available exclusively to our broadband customers. It brings together free-to-air channels, extra paid-for channels, BT Sport, Netflix, catch-up content and on-demand TV shows and movies. Customers with BT TV can watch standard definition (SD) and high definition (HD) channels. They can also use the programme guide to scroll back seven days for easy access to catch-up TV from BBC iPlayer, ITV Player, All 4 (formerly 4oD) and Demand 5.

Customers can choose from the following BT TV viewing packs:

•	TV Starter. This is our entry-level offering. With our YouView box, customers can pause and rewind live TV and receive up to 70 Freeview TV and radio channels.
•	TV Essential. This provides everything that comes with TV Starter, but with our YouView+ box instead which can record up to 300 hours of live TV.
•	TV Entertainment. This is made up of TV Essential plus 20 extra channels not available on Freeview (such as Comedy Central, Discovery and Gold). It is only available to BT Infinity customers.

BT TV customers can add extra channel packs such as ‘Kids Extra’ (which also includes on-demand content), BT Sport, Sky Sports 1 and 2, and Sky Movies. We also offer on-demand only content, including Netflix, Curzon Home Cinema, ‘Music’ and ‘Kids’. Customers can also rent or buy other TV shows and films.

BT Sport

Our live sports channels, BT Sport 1, BT Sport 2 and ESPN are available in both SD and HD. BT Sport is broadcast on BT TV, the BT Sport app, the btsport.com website and the Sky Digital Satellite Platform. The channels are also available through wholesale agreements to Virgin Media customers, and in the Republic of Ireland with Setanta.

BT Sport is free for customers who renew or take out a new BT broadband contract. Customers who are out of contract can get the channels for half price. Sky TV customers without BT broadband can subscribe to the SD or HD channels for full price.

BT Mobile

BT Mobile offers SIM-only plans to UK consumers. Anyone who lives in a home with BT Broadband can get the best price on BT Mobile.

Customers can choose from one of three plans, with different combinations of data and minutes to suit their needs. With customers able to take up to five SIMs per account, BT Mobile is a convenient option for families wanting to consolidate their mobile services with one provider and to add attractively priced 4G services.

All our mobile plans come with 4G, unlimited texts, and unlimited access to BT Wi-fi hotspots in the UK and to the BT Sport app, at no extra cost. Customers can use the BT Mobile app to monitor their account.

38	BT plc
Annual Report & Form 20-F 2015

Mobile is a key strategic focus for us, and we will continue to build our mobile offering in the coming years.

FA Premier League football broadcast rights

The auction for the 2016/17 to 2018/19 FA Premier League broadcast rights took place in February 2015.

We were very pleased with the rights that we won. We will be showing 42 Premier League matches in each season, four more than we currently show.

The new rights will see BT Sport show a live Saturday evening game almost every Premier League weekend. This will allow us to build on our current Saturday programming and appeal to an even larger audience, having secured the prime evening TV viewing slot.

These new Premier League games will be added to the 350 exclusive live matches from the UEFA Champions League and UEFA Europa League that BT Sport will show from both tournaments, for three seasons starting in the summer of 2015. We also have live rights to the FA Cup for the next three years.

BT Sport currently shows around 50 live matches each season featuring Premier League clubs. We expect this to more than double to around 115 from the 2015/16 season onwards when all competitions featuring Premier League clubs are taken into account.

Performance in the year

Our revenue grew 7%, reflecting the growth in our broadband and BT Sport customer bases, while EBITDA increased 24%. We grew our share of the DSL and fibre broadband market for the sixth year in a row and we have added the most broadband customers of any operator for six quarters running. We are delivering on our commitment to improve customer service and continue to invest in this area.

Operating performance

At 31 March 2015 we had around 9.6m consumer fixed-lines (2013/14: 9.9m), with around 9.4m active voice lines (where a customer buys calls from us as well as paying for the line). Our total number of fixed-line customers is down 275,000 from last year (2013/14: 314,000). We lost 203,000 net active lines, compared with 196,000 last year.

We achieved 432,000 broadband net additions this year, 51% of the DSL and fibre broadband market net additions. This took our overall market share to 40%, up from 39% a year ago.

We have continued to grow our fibre base, and now have 3m fibre customers (including business lines), a 43% increase from last year. 39% of our retail broadband customers are now on fibre, compared with 29% last year.

We achieved 140,000 BT TV net additions and now have 1.14m BT TV customers. And 3.3m households have access to BT Sport, a number that rises to 5.2m when wholesale deals are taken into account. We are the biggest supplier of sport channels to UK pubs. More than 25,000 commercial premises, including 30% of all UK pubs, have access to BT Sport.

BT Sport’s average daily audience figures increased 15% year on year, from the start of the football season in August to the end of March. More than half the FA Premier League matches we showed this season reached over 1m viewers.

Our ARPU this year was £415, up £24 from last year, driven mainly by take-up of fibre broadband, upselling of BT TV and changes in our pricing.

Deliver superior customer service

We are delivering on the commitments we made in last year’s annual report. We hired hundreds of new contact centre staff. We are improving our processes so that a single adviser can more efficiently diagnose a problem and make sure it gets fixed. We are introducing dedicated case management for complex issues. And we were able to resolve 20% more customer issues in a single call.

These improvements contributed to our Right First Time performance increasing 1.9% this year (2013/14: 5.4%). This improvement was despite a different mix of products sold, which impacted our average speed of delivery compared with last year.

Ofcom’s latest UK fixed-line broadband performance report shows BT Broadband’s overall performance was better than Sky and TalkTalk. However, our copper customers’ relative perceptions of speed were affected by the increased promotion of fibre broadband in the market. Increasingly aggressive pricing by competitors also affected customers’ perceptions of value for money, contributing to a decline in our overall customer advocacy score to 34% at the end of Q4 (Q4 2013/14: 39%).

Our strategy to have more of our customers taking fibre, TV and mobile services from us is reinforced by the customer advocacy when they do. BT Infinity has had a positive effect on loyalty with lower churn relative to copper broadband. Customers with BT Infinity and BT TV are more than twice as likely to recommend us than our customers who take only fixed-line and copper broadband. And customers with BT Sport are around 60% more likely to recommend us than those without.

We are continuing to invest in our customer service capabilities, systems and processes, with key investments in:

•	insight, to help make sure we can see the customer’s full experience and work to improve it;
•	online and new mobile/tablet apps (such as BT Mobile), so we can serve more customers through their channel of choice;
•	better diagnostics, to help us detect and resolve faults proactively and more quickly;
•	UK support, so we can answer more calls in the UK, supporting local jobs across the country; and
•	empowering our people to support our customers, by investing in better training and job redesign, better aligning skilled people to customer needs.

Transform our costs

Operating costs increased 2% reflecting the first full financial year of BT Sport programme rights charges.

This year, we particularly focused on:

•	reducing the number of engineer visits to install fibre broadband for our customers, by launching our self-install proposition;
•	continued efficiencies across our sales, service and commercial functions; and
•	launching a lower-cost BT TV set-top box without a Personal Video Recorder (PVR).

Invest for growth

In March we moved back into the consumer mobile market with the launch of BT Mobile using our MVNO agreement with EE.

The Strategic Report	39
Our lines of business

BT Group plc’s proposed acquisition of EE will bring together the UK’s most advanced 4G network and most extensive superfast broadband network. This will help create the UK’s leading converged communications provider and allow us to provide a full range of innovative communications services to both EE and BT customers.

We have continued to invest in our BT TV platform and content, including BT Sport, reflecting the importance of providing high quality bundled offerings that appeal to a wide customer base. We have strengthened our content and channel distribution deals and built new capabilities that mean our customers can watch in ways that best suit them.

•	In November, we introduced Netflix on BT TV. Customers can subscribe to Netflix directly with BT and pay for it alongside their other BT products, on a single BT bill.
•	We have redesigned the look and feel of our TV service, and launched two new set-top boxes, for a more responsive, better viewing experience.
•	We have made it easier for our customers to watch what they want, when they want, around the home and on-the-go. BT TV customers with BT Infinity can get a second YouView box with an Extra Box subscription. In addition, films and TV shows purchased on our set-top boxes are now automatically available for customers on their smartphone, tablet or PC, at no extra cost. And with our new TV Everywhere service, customers can watch a selection of channels on up to two devices at the same time.
•	In December we launched Sky Sports 1 and 2 on YouView, adding to our existing offering of BT Sport, ESPN and Eurosport. In February, we won rights to show even more FA Premier League matches, as discussed on page 38.
•	We also extended our deal with Aviva Premiership Rugby. The top flight of English club rugby will be live on BT Sport until at least the end of the 2020/21 season. We now have broadcast rights for up to 80 live matches each season starting from 2017/18. This is 11 matches more per season than under our current deal.

Financial performance

	2015	2014	2013
Year ended 31 March	£m	£m	£m

Revenue	4,285	4,019	3,846
Operating costs	3,254	3,186	2,878
EBITDA	1,031	833	968
Depreciation and amortisation	218	219	248
Operating profit	813	614	720
Capital expenditure	207	211	241
Operating cash flow	813	472	655

Revenue increased 7% (2013/14: 4%), mainly driven by broadband and TV.

Broadband and TV revenue was up 16% (2013/14: 18%) as a result of a higher broadband ARPU, as customers migrated from copper to fibre products, and a full year of BT Sport revenue (BT Sport launched in August 2013).

Calls and lines revenue increased 1% (2013/14: 2% decrease) reflecting changes to some of our prices.

Other revenue increased 6% (2013/14: 4%). This growth reflects strong sales of the BT8500 phone, our most sophisticated nuisance call blocking phone to date.

Operating costs were up 2% (2013/14: 11%) reflecting the first full financial year of BT Sport programme rights charges.

EBITDA increased 24% (2013/14: 14% decrease). Depreciation and amortisation was flat (2013/14: 12% down), leading to an operating profit increase of 32% (2013/14: 15% decrease).

Capital expenditure was down 2% (2013/14: 12%) and operating cash flow increased 72% (2013/14: 28% decrease) mainly reflecting the stronger EBITDA and last year’s deposit of around £60m for the UEFA broadcast rights.

Key priorities

Over the coming year we plan to broaden and deepen our customer relationships by:

•	driving BT Infinity and BT TV deeper into our customer base;
•	increasing penetration of BT Mobile amongst our customers;
•	launching our exclusively live UEFA Champions League coverage on BT Sport; and
•	driving improvements in customer service.

BT WHOLESALE

BT Wholesale provides services in Great Britain to more than 1,400 CPs. Each one has its own ambitions, strategy and strengths. Our role is to help them achieve their goals by offering them innovative, reliable and cost-effective products and services that complement their own capabilities. This means that we can share in their success.

We are organised around our main customer groups:

•	Fixed network service providers.
•	International call providers, Media & Broadcast, Network operators, Resellers.
•	Mobile network service providers.

We also have teams that develop and run our products and provide customer service.

Outside Great Britain, BT serves CPs in Northern Ireland and the Republic of Ireland through BT Ireland and elsewhere through BT Global Services. BT is Europe’s largest wholesale telecoms provider.

Markets and customers

BT Wholesale is Great Britain’s leading provider of wholesale telecommunications services. We are recognised for our innovation as well as for our scale. For example, according to Current Analysis (December 2014), “BT Wholesale is maintaining a firm grip on its leadership status in the UK wholesale segment with aggressive development of new services and a strong IPX story”.

Our customers include: broadband and TV providers such as Sky, TalkTalk and Virgin Media; the mobile operators EE, O2, Three and Vodafone; and other service providers such as Daisy Group, Gamma Telecom and KCOM Group. Major overseas operators use our services to provide solutions in Great Britain too.

Customers of our Media & Broadcast unit, which operates a specialist fibre and satellite media network worldwide, include the BBC, ITV and Star TV.

We operate in a dynamic and challenging market. The key market trends are as follows:

•

The market for wholesale services is shrinking. This is because some CPs are building more of their own network infrastructure, or are sharing what they already have. For example, Sky and TalkTalk continue to use local loop unbundling (buying directly from Openreach) to extend their networks. And Vodafone is expanding its own national network. The impact of this trend is magnified where operators decide, as Virgin Media did this year, only to serve customers within their

40	BT plc
Annual Report & Form 20-F 2015

own network footprint. This means CPs need less help from us to support their customers.
•	The market remains very competitive. TalkTalk, Virgin Media and Vodafone are our biggest competitors for connectivity products. Gamma Telecom competes with us for IP voice services. While our customers value the performance and reliability we can provide, we continue to see price pressure in the Ethernet market in particular. We expect this trend to continue.
•	But the market for next-generation services is expanding. Ethernet is now the de facto choice for networks that serve businesses and demand is growing. And the market for hosted IP voice services grew by more than 20% this year. This is a young and exciting area and one which we expect to grow strongly next year.

Regulation is an important part of our environment. Around two-thirds of our revenue comes from products that are regulated or have substantial regulated components. Regulatory decisions can have a major impact on both our short-term trading performance and our longer-term business model. As we explain below, Ofcom’s Narrowband Market Review had a significant effect on our financial results this year.

Products and services

By using our portfolio, CPs can serve their customers without having to invest in their own assets and capabilities. We offer connectivity, voice and hosted communications services, and a range of bespoke managed solutions. We also offer industry-specific services to media companies and broadcasters.

Broadband

We provide CPs with broadband connections between their network and their customers. With Wholesale Broadband Connect, CPs can serve 92% of all premises with copper-based broadband, and more than three-quarters of premises with fibre broadband. Our older broadband network brings our total copper-based coverage to over 99%.

For CPs without any network, our Managed Broadband option provides everything they need to offer a broadband service, including internet access and IP addressing.

Ethernet

We supply Ethernet connections between CPs’ own networks and their customers. For example, this helps major overseas operators to provide services wherever they need to.

We can provide Wholesale Ethernet to 81% of business premises over existing copper circuits (2013/14: 55%), and to over 99% with fibre. An increasing number of the UK’s major data centres and telehouses are also on our network.

Customers can choose Ethernet speeds ranging from 2Mbps to 10Gbps. Those needing higher bandwidths are now able to order our Wholesale Optical product, which offers speeds of 10Gbps to 100Gbps and is due to be fully launched next year.

We supply a Managed Ethernet Access Service (MEAS) specifically for mobile operators to connect their cell sites to their core networks.

Ethernet services are gradually replacing Partial Private Circuits, a legacy connectivity service which we also offer.

Voice

We provide a wide range of wholesale voice products. The most basic, Transit, carries calls across our network from one CP’s network to another. Direct Conveyance carries calls from a CP’s network to BT’s own end customers, while International Direct Dial carries calls from Great Britain to end-users overseas.

CPs without their own voice network, but wanting to offer voice calls, can use our Wholesale Calls product. It provides everything they need, on a ‘white-label’ basis.

IP Exchange (IPX)

All the voice products above use traditional Time Division Multiplexing (TDM) technology. By contrast, CPs can use our IPX platform to deliver voice calls over Internet Protocol (IP). IPX ensures that calls get to their destination, at the correct level of quality, whatever the network technologies used along the way. BT Wholesale sells IPX in Great Britain. BT Global Services sells it elsewhere around the world. This year BT’s work on IPX won the Queen’s Award for Innovation.

Hosted Communications Services

We provide a set of IP voice, contact centre and unified communications services for CPs to offer to their business customers. It includes IP Centrex, SIP Trunking, Hosted Contact Centres and Inbound Call Services. These services, which we host and manage end to end on CPs’ behalf, are intended to help businesses increase their productivity and improve their customer service while reducing their investment costs.

This year we launched new versions of our IP Centrex and SIP Trunking propositions. And we formed a new partnership with Avaya Inc. to sell its Avaya Cloud Solutions portfolio through systems integrators and other service providers.

Managed solutions

We combine our products with third-party components and our own professional services to create managed solutions that solve specific customer or industry problems.

We design, plan and build transmission networks. We provide white-label solutions, combining broadband, calls and lines products with billing and customer support. We also provide more tactical project management services, or bespoke capabilities, to fill a particular need. By using our expertise and economies of scale we aim to reduce customers’ deployment risk, operating cost, capital expenditure and/or time to market.

Media and Broadcast services

Our media network can carry every kind of content, from live-to-air television through to very large media production or post-production files. It handles all of the UK’s digital terrestrial TV (including Freeview). It also provides outside broadcast services from more than 150 sports and news locations across the UK.

Our new wireless ‘Media Live’ service means news crews can send live content straight from their cameras to the BT Tower for onward distribution, without needing an outside broadcast vehicle. This service is currently available in London and more cities will be added soon.

Our media network also links the main locations around the world where broadcast or film content is created or distributed. And, through local partnerships, it links TV stations to major sports venues worldwide.

The Strategic Report	41
Our lines of business

Performance in the year

Underlying revenue excluding transit fell 7% and EBITDA fell 9%. This reflects the impacts of a large contract termination, regulatory price reductions following Ofcom’s 2013 Narrowband Market Review and a generally tougher trading environment. However, we have strengthened our position for the future. Customer satisfaction is higher and our cost base is lower. Our order book was stable and we enriched our portfolio of Hosted Communications Services.

Operating performance

This year we signed orders worth £1.9bn (2013/14: £1.9bn). The biggest deal we signed was a multi-year extension to a contract to provide fixed broadband, calls and lines as a white-labelled managed service. We also signed major deals to provide:

•	network planning, field engineering and co location services for a number of mobile network operators;
•	managed data solutions (incorporating leased lines and Ethernet) for a major US telecoms provider. This followed similar contracts with two other US-based customers last year;
•	broadband, Ethernet, calls and Hosted Communications Services for a major reseller;
•	IPX for two mobile network operators;
•	global broadcast distribution for the BBC World Service, our new Media Live news gathering service for ITN and transmission of the ICC Cricket World Cup for Star TV in India; and
•	Hosted Communications Services to a range of CPs such as Claranet and MainTel. We signed dozens of contracts for CPs to resell our IP voice portfolio (IP Centrex and SIP Trunking) and dozens more to resell Avaya Cloud Solutions.

We also extended our partnership contract with KCOM Group to include the management and maintenance of its fibre-to-the-premises network in Hull and East Yorkshire.

The number of Ethernet circuits we provide grew by 28%. We achieved this by improving our order-taking process, simplifying our pricing and expanding our network. However, we saw less demand from mobile operators for Ethernet services this year and it took us longer to deliver new orders. We connected fewer MEAS circuits as a result.

IPX carried 19bn UK-originated voice minutes, up by two-thirds on last year. While these minutes partly replace calls previously carried over our non-IP network, the service is now used by almost all of the UK’s biggest CPs. This is testament to our ability to support our customers in an IP world.

In the broadband market, the number of lines we provided on a wholesale basis fell by 1%. This reflected some larger CPs’ preference to use their own networks instead of ours. But our smaller customers bought more copper broadband from us, as they won business from other wholesale providers with our help. And our fibre broadband base grew by over 80%.

Deliver superior customer service

This year we revised our customer satisfaction measures to align them more closely with our customers’ priorities. Despite setting more stretching targets, customer satisfaction rose from 72% in the first quarter to 80% in the fourth quarter. And our Right First Time performance was up 4.4% (2013/14: 3.3%).

These improvements were driven by three areas of innovation in particular:

•	Business Zone. We launched a self-service portal through which CPs can manage their orders and any faults. Customers who used this portal were a lot more satisfied than those who did not. For those customers who prefer their systems to deal with ours directly, without human intervention, we introduced a new gateway for placing Ethernet orders;
•	process improvements. We improved our repair and billing processes, so we could answer repair calls and sort out billing queries more quickly; and
•	colocation. We moved our service colleagues into fewer service centres, with a view to increasing the level of expertise available to each caller.

Our service performance on Ethernet was mixed. It took us longer to provide Wholesale Ethernet and MEAS circuits than we would have liked. But their in-life failure rates fell by 9% and 24% respectively. And greater automation enabled us to improve our response times to the faults that did arise.

Transform our costs

Operating costs fell 12% (2013/14: 9%) or 7% excluding transit (2013/14: 3%). We achieved this primarily by:

•	reducing selling and general administration costs which were 20% lower year on year;
•	improving our diagnostic tools for identifying broadband faults. This meant we did not need as much help from Openreach to understand the cause of the faults. This saved us time and money and meant we could resolve faults more quickly;
•	limiting third-party costs by rationalising our supplier base and renegotiating our supplier contracts; and
•	removing unnecessary capacity from our network.

Invest for growth

Given the increasing price pressure in the market, we have sought to stand out from the competition by providing new services and a better customer experience. This year we invested in:

•	a broader product portfolio. We are developing new connectivity products, using optical fibre and small cell technologies, which we will start offering next year. We are adding new capabilities to IPX (including 4G and wi-fi roaming, which we are now launching next year), and are extending our Hosted Communications Services portfolio. We have also started rolling out new fibre cabinets to major sports grounds around the country, giving a low-cost option for event broadcasts;
•	our network. We have been extending our Ethernet network. This improves its unit cost as well as its availability. We intend to extend that coverage even further next year;
•	our media capabilities. We have carried out trials of 4K Ultra-High Definition TV for a number of broadcasters over our global media network. One of those trials has already led to a contract for the live 4K transmission of seven ICC Cricket World Cup matches; and
•	better service. Launching Business Zone had a noticeable and immediate impact on customer satisfaction.

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Annual Report & Form 20-F 2015

Financial performance

	2015	2014	2013
Year ended 31 March	£m	£m	£m

Revenue	2,157	2,422	2,608
– Underlying revenue excluding transit	(7)%	(3)%	(3)%
Operating costs	1,596	1,808	1,988
EBITDA	561	614	620
Depreciation and amortisation	224	245	254
Operating profit	337	369	366
Capital expenditure	210	244	233
Operating cash flow	278	372	348

Revenue fell 11% (2013/14: 7%). This included £113m or 41% less transit revenue (2013/14: £119m or 30%), as network operators sent fewer voice calls over TDM and exchanged more of those calls directly rather than via our network.

We billed and partially collected the payments due from mobile operators following the Supreme Court judgment on ladder pricing in July 2014. As a result, we recognised around £30m of trading revenue for this year in addition to the revenue treated as a specific item relating to prior years, as explained on page 15. We expect to recognise additional trading revenue relating to ladder pricing of around half this amount in the income statement next year.

Underlying revenue excluding transit was down 7% (2013/14: 3%). This was primarily due to lower revenue from traditional calls, lines and circuits, including the regulatory price changes as a result of Ofcom’s last Narrowband Market Review (NBMR).

The NBMR greatly reduced the price that CPs can charge each other to deliver calls made to their fixed-line customers. This meant we had to charge less for Direct Conveyance, which (as explained earlier) delivers other CPs’ calls to BT’s own customers.

Broadband revenue declined 17% (2013/14: 15%) as the major retail broadband providers continued to make more use of their own networks instead of ours.

Managed solutions revenue fell 11% (2013/14: 7% growth) as the Post Office completed the migration of services off our white-labelled broadband, calls and lines solution. And mobile network operators bought fewer new MEAS circuits, generating lower connection revenue. Managed solutions revenue accounted for 37% of total revenue, in line with last year.

We continued to see strong growth in IP services, with revenue up 42%. IPX and Ethernet showed double-digit growth, following continued investment in these expanding markets. We expect our new Hosted Communications Services to contribute good growth in the year ahead.

EBITDA declined 9% (2013/14: 1%), driven by lower revenue (including the impact of the NBMR) and a changing product mix. These effects were partly offset by our cost transformation activities, and the ladder pricing revenue recognised in the year. Depreciation and amortisation was down 9% (2013/14: 4%) and operating profit fell 9% (2013/14: 1%).

Capital expenditure was 14% below last year (2013/14: 5% higher), partly driven by lower spend on our Wholesale Broadband Connect rollout programme.

Operating cash flow decreased 25% (2013/14: 7% increase), largely driven by working capital movements as last year benefited from the timing of customer receipts.

Key priorities

Our future plans include:

•	launching new connectivity products, using optical fibre and small-cell technologies;
•	further extending our Ethernet and Wholesale Broadband Connect coverage;
•	offering new access options for our Mobile Ethernet Access Service;
•	adding new features to our Hosted Communications Services;
•	launching new IPX features; and
•	adding new capabilities to Business Zone.

OPENREACH

Openreach provides the vital infrastructure that is the foundation of the UK’s vibrant internet economy. We are responsible for providing services over the local loop or local access network, sometimes referred to as ‘the last mile’. This consists of the copper and fibre connections between our exchanges and homes and businesses.

Openreach is firmly focused on building Britain’s connected future, playing our part in creating the infrastructure needed to underpin growth. During the year we took our fibre broadband network coverage beyond 75% of UK premises – over 22ma.

We have also extended fibre coverage to rural communities. We have been working in partnership and co-investing with the Government’s Broadband Delivery UK (BDUK) programme. Being part of a larger group gives Openreach the confidence in future demand to make long-term investments.

According to European Commission data, the UK has the highest coverage of next generation access (NGA) broadband of the five largest countries in Western Europe. Coverage of 82%, including Virgin Media’s network, is above the European Union average of 62%.

We keep the UK connected through a network which links more than 5,500 exchanges, around 98,000 street cabinets (primary connection points, or PCPs) and around 4.7m distribution points. Our network is used by nearly 80% of UK homes and businesses.

We do not sell our products directly to the public. We work on behalf of communications providers. Our network and services are available to all of them, and in turn, they compete to provide phone and internet services to consumers and businesses. A recent European Union report stated that “The UK now offers the most affordable broadband in Europe”.

We offer our main products on the same terms, to all CPs, including other BT lines of business, in line with our commitments under BT’s Undertakings (more on page 14). As a result, Openreach’s operational, engineering and systems capabilities are separate from the rest of BT. More than 99% of Openreach revenue is subject to these Undertakings.

Markets and customers

Openreach, along with BT Wholesale, serves wholesale telecoms customers in Great Britain. Wholesale customers in Northern Ireland and the Republic of Ireland are served by BT Ireland.

We have around 540 CP customers, the largest of which are Sky and TalkTalk and other BT lines of business (particularly BT Consumer and BT Business).

We are seeing continued demand for data and bandwidth which is driving growth in our products.

[a]	This includes 790,000 premises in Northern Ireland, provided by BT Ireland.

The Strategic Report	43
Our lines of business

The overall number of fixed-lines in the UK is growing, helped by new homes being built, as well as the trend for customers to connect their mobile devices to fixed broadband lines via wi-fi.

Our main competitor for consumer services is Virgin Media. Its proprietary cable network covers around half of UK homes, although it announced this year significant expansion plans to reach an additional 4m premises by 2020.

We also saw other companies investing in their own fibre access networks, reflecting the competitive nature of the market. CityFibre, Hyperoptic and IFNL all expanded their footprint deploying ‘fibre to the building’ to address different market demands for superfast broadband. CityFibre’s joint venture project with TalkTalk and Sky is at an early stage of development, but has the potential to pose a competitive threat going forward.

The market for Ethernet and optical service products, providing business-quality connectivity, is particularly buoyant, more than doubling in size between 2011 and 2014. This is due to businesses’ need for greater speeds, capacity and reliability, and also the migration from old style private circuits.

Our many competitors in the business market include Virgin Media, Colt Group and Vodafone. Pricing, service delivery and product innovation have been the key competitive themes over the past year. The ‘price per Gbit’ is being driven down by intense competition, particularly in metro areas. Buoyant market demand for Ethernet has placed pressure on the delivery of circuits for all those competing in this market.

Products and services

We offer four principal products and services: fibre broadband, copper-based services, infrastructure and Ethernet.

Fibre broadband

Our wholesale fibre broadband product is called Generic Ethernet Access. We offer a number of different fibre services:

•	Fibre-to-the-Cabinet (FTTC) takes fibre from the exchange to the street cabinet and uses the existing copper network for the final link to the customer. It provides speeds of up to 80Mbps and has proved to be a highly effective way of rolling out superfast broadband at scale and pace. When CPs connect a new customer, they can either choose to have an Openreach engineer visit a home or business site or use a ‘self-install’ option. FTTC is our most widely-used service.
•	Fibre-to-the-Premises (FTTP) provides faster speeds of up to 330Mbps. This is achieved by laying fibre all the way to the customer premises. CPs can offer voice services over FTTP which are similar in functionality to copper-based voice services.
•	FTTP-on-Demand lets end customers in areas served by FTTC obtain an FTTP connection if they are prepared to pay for the cost of installation. This is in the process of being rolled out and is currently available to nearly 9m premises.

Our fibre broadband network can carry broadcast and on-demand internet protocol television (IPTV) services. We provide a multicast service which cuts the cost of delivering broadcast TV over our network and means CPs can choose to prioritise TV over other web traffic.

Copper-based services

•	Wholesale Line Rental (WLR) lets CPs offer own-brand phone services (with their own pricing and billing) using our equipment and network. They pay to use the copper lines between our exchanges and the customer premises but do not need to invest in their own network equipment or infrastructure. During the year we improved our premium WLR product aimed at businesses. We added new features including: a new service level providing prioritised repair; a dedicated UK-based specialist helpdesk; and call diversion to an alternative number. CPs can also choose from a range of options such as shorter appointment windows and visits by a named engineer, which is helpful when secure or sensitive sites are involved.

•	Local Loop Unbundling (LLU) gives CPs a choice of ways to invest in a broadband network. LLU involves CPs installing their own equipment in our exchanges and renting the copper line to the customer premises. CPs can use our shared metallic path facility (SMPF) product to offer broadband over a WLR line or our metallic path facility (MPF) product to offer both phone and broadband services using just their equipment.

Infrastructure

•	Passive Infrastructure Access (PIA) products offer all CPs access to Openreach’s basic infrastructure. For example, they can rent space in our ducts or on our telephone poles. CPs can use PIA to help them build their own fibre networks instead of buying fibre broadband services directly from us.
•	Mobile Infill Infrastructure Solution (MiiS) enables MNOs to improve localised mobile coverage. We install antennas on selected telephone poles linked to a special street cabinet to which we provide power and backhaul. Mobile operators can then install their radio equipment and use their spectrum to help reduce mobile signal black spots.

We also offer specialist products to connect CPs’ networks to our exchanges.

Ethernet

Our Ethernet products offer dedicated fibre connections with speeds of up to 100Gbps. CPs use them in their own networks and to provide high-quality, high-bandwidth services to businesses and the public sector.

During the year we launched a number of new products which are available nationwide and offer flexible pricing and routing options.

Performance in the year

We have expanded our superfast fibre broadband network, making it available to a further 3m premises. We began testing G.fast technology which will be able to provide ultrafast broadband speeds. We achieved all the minimum service levels set by Ofcom, though our ambition and plans are to further improve customer service. To help us do this, we hired more than 2,500 new engineers. Revenue declined 1% and EBITDA was flat with regulatory price reductions offsetting the impact of broadband revenue growth.

Operating performance

The UK DSL and fibre broadband market grew by 851,000 and the number of Ethernet services we provide grew 3% in the year. We have now passed more than 22m premises with our fibre broadband network, over three-quarters of the UK and ahead of our original schedule.

We achieved 1.5m fibre broadband net connections in the year. This means that around 4.2m homes and businesses in the UK are now connected, 19% of those passed. Of the net additions in the year, 40% were provided to our external CP customers, an increase from 31% last year, demonstrating the market-wide demand for fibre.

Under the BDUK programme we are co-investing alongside public funding to bring fibre broadband to rural communities. We cannot use this funding in urban areas as there are a number of EU state-aid rules that restrict the group’s ability to use funding for superfast services in cities.

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We are also bidding for further contracts, known as the Superfast Extension Programme (SEP). This aims to make superfast broadband available to 95% of the country.

Deliver superior customer service

Openreach serves end customers on behalf of CPs, managing installations and repairs for their consumer and business customers.

As the internet becomes an increasingly important part of daily life, customer demand for our products continues to rise, as do customer expectations of our service performance.

Over the last 12 months we have hired more than 2,500 engineers, including over 300 apprentices, to help us deliver improved levels of service.

In February 2015 we changed the way we are organised so that we are better aligned with our customers. While field engineers will continue to be based close to customers, our dispersed office-based support roles will be transferred to regional Centres of Excellence, with our people equipped with better tools, systems and career opportunities.

We are providing more information on our service and performance, to both our CP customers and their end customers. We have launched a website where CP customers can see detailed performance information for each UK region. We have also introduced an incident checker to help consumers identify problems with our network in their area. And we have upgraded our fibre broadband website so that people can see when fibre is coming to their area.

The table to the right shows Openreach’s service performance, on a number of key measures. We publish this data, with additional levels of detail, on a quarterly basis, as part of our move towards greater transparency and visibility. It can be found here www.homeandwork.openreach.co.uk/our-responsibilities

To help us improve further, we launched a new customer survey in December, gathering data from some of our largest CPs. The survey is designed to gauge end-customer perception about their experience of an Openreach engineer’s installation or repair visit. This will help us better understand what opportunities for improvement exist.

We are making significant progress. We have improved our response times, fixing faults on average 14% faster than last year. Despite rising demand for our services, we improved our installation lead-times for copper services by four days. We have reduced the number of complaints by 25% and reduced the number of appointments missed by our engineers by 28%.

During the year we exceeded all of the 60 new minimum service levels for copper products (for the installation of new lines and repairs to existing services) introduced by Ofcom. They become more stretching in 2015/16.

Our focus on service helped us manage volatility in demand. Thanks to improved planning, work allocation, resource deployment and increased capacity as a result of our recruitment programme, we were able to deal with more repairs and deliver a better level of service to our customers.

We were also better able to cope with extreme weather conditions, including severe storms in the South West and Wales in October and ‘Storm Rachel’, which particularly affected Scotland.

On our key customer service measure of Right First Time, we exceeded our target by improving 3.5% (2013/14: down 1.9%).

Openreach performance against service responsibilities

	Movement	Q4 2014/15	Q4 2013/14

Home and work users

New lines installed on time		92.98%	93.11%

Average time to install with an engineer (working days)		13.46	16.87

Average time to install without an engineer (working days)		9.77	9.44

Installation requiring an engineer where wait is 22 days or longer for appointment		0.00%	11.96%

Average time for first available appointment date for new installation (working days)		6.70	11.18

New lines requiring an engineer visit not installed after 31 days past target date		1.23%	0.66%

Average time to fix faults Maintenance level 1 (working days)		2.67	2.78

Average time to fix faults Maintenance level 2 (working days)		1.79	2.12

Faults fixed within agreed time Maintenance level 1		75.10%	67.78%

Faults fixed within agreed time Maintenance level 2		75.66%	64.63%

Faults not cleared after 31 days or more Maintenance level 1		0.86%	0.46%

Faults not cleared after 31 days or more Maintenance level 2		0.84%	0.49%

Business users

Average time to install on-net services (working days)		33.49	40.37

Average time to install where new build is required (working days)		69.95	68.74

Faults fixed within agreed time (percentage)		92.79%	96.21%

Note: this compares performance in the quarter and is not an annual measure.

Improvement

Steady performance – maintaining focus

Further improvement needed – plans in place to get back on track

The Strategic Report	45
Our lines of business

Although we made progress on improving our service this year, we recognise that there is still more we need to do. For example, we have been unable to install lines on new sites as fast as we would have liked. We are now working with house builders and developers to make sure that our processes are as good as they can be and that people can get our service in their new homes promptly.

We are not satisfied with how quickly and reliably we provide new Ethernet circuits, but we are pleased with our performance on repairing them. We are hiring more people to help us improve this. We are also working with our CP customers on a new process which recognises that different customers have different needs. For example, some prioritise certainty of delivery timing, others care more about speed of provision.

Transform our costs

Operating costs reduced 2% (2013/14: 1%) as cost efficiencies offset an increase in volumes, pay inflation and the additional engineering resource we recruited.

We have increased our efficiency by proactive investment in process improvements and new systems and tools that will reduce the number of engineering jobs and unnecessary customer contacts. We have recruited additional engineers using new terms and conditions which offer greater operational flexibility. Where possible we have also progressed insourcing activities.

This year we:

•	created innovative apps that improve engineer efficiency and have a direct impact on our costs. These apps also give us better data about engineer visits and direct feedback from customers, which should help reduce customer complaints and avoid repeat visits;
•	trialled the ‘View my Engineer’ app which allows CPs and end customers to see the engineer’s progress towards their job. It means they can contact the engineer if they need to change the appointment, avoiding wasted visits and costs and customer dissatisfaction; and
•	invested in proactive maintenance of our copper network to reduce faults in key trouble hotspots, saving engineer interventions. We prevented more than 100,000 faults during the year thanks to improved targeting and increasing our financial investment by 10%. This helped stabilise our network, although we were also helped by the kinder weather.

Invest for growth

Our plan to invest over £3bn in our fibre broadband infrastructure is a critical part of our investment for growth, but we know we must continue to innovate to meet customers’ changing needs. We announced large-scale trials this summer of ultrafast broadband with G.fast technology (see below).

Since we launched our superfast programme we have introduced nearly 250 innovations and improvements as we continually try to expand the reach of our network or make it easier to build.

We also invested in our copper network, which grew by 215,000 lines this year, and continues to underpin the services we provide. And we continue to develop our Ethernet portfolio and offer competitive pricing.

Ultrafast broadband vision

In January 2015 we set out our ultrafast broadband vision for the UK.

Using G.fast technology, we expect to offer initial speeds of a few hundred megabits per second to millions of homes and businesses by 2020. Speeds are expected to increase to up to 500Mbps to most of the UK within a decade from now, as further industry standards are secured and new kit is developed, subject to there continuing to be a stable regulatory environment that supports investment. We also plan to offer a 1Gbps product for those that want ever faster speeds.

G.fast is an innovative technology that uses higher frequencies than FTTC to provide faster broadband speeds over copper. We will test it in two trial locations (Huntingdon, Cambridgeshire and Gosforth, Newcastle) this summer.

The trials will build on tests at our innovation centre at Adastral Park. These have shown that G.fast has the potential to deliver significant speed increases from existing and new fibre street cabinets as well as from other points closer to the customer. This is an important development as it means the technology can be deployed in a more efficient and rapid manner than previously thought.

If the trials are successful, we will start to deploy G.fast across the network in the 2016/17 financial year.

Financial performance

	2015	2014	2013
Year ended 31 March	£m	£m	£m

Revenue	5,011	5,061	5,115
Operating costs	2,411	2,460	2,473
EBITDA	2,600	2,601	2,642
Depreciation and amortisation	1,348	1,406	1,428
Operating profit	1,252	1,195	1,214
Capital expenditure	1,082	1,049	1,144
Operating cash flow	1,502	1,492	1,475

Revenue declined 1% (2013/14: 1%). Regulatory price changes had a negative impact of around £180m, the equivalent of around 4% of our revenue. This was partly offset by 41% growth in fibre broadband revenue due to strong market demand.

Revenue from fibre broadband accounted for 10% of total revenue this year compared to 7% last year.

Operating costs reduced 2% (2013/14: 1%). Cost efficiencies from improving engineer efficiency and reducing the number of tasks and customer contacts were partly offset by a smaller benefit from the sale of redundant copper. In the year the sale of redundant copper generated net income of £29m, and we expect no benefit from this in 2015/16.

EBITDA was flat (2013/14: 2% down), and with depreciation and amortisation down 4% (2013/14: 2%) driven by a lower depreciation charge on core network assets, operating profit was up 5% (2013/14: 2% decrease).

46	BT plc
Annual Report & Form 20-F 2015

Capital expenditure of £1,082m increased £33m or 3% (2013/14: £95m or 8% decrease) driven by higher volumes of Ethernet provision, the expansion of our network to new homes and an increase in BDUK fibre rollout. Capital expenditure is net of £378m grant funding (2013/14: £126m).

Operating cash flow increased 1% (2013/14: 1%).

Key priorities

Our future plans include:

•	continuing to improve our customer service, through ongoing investment and innovation;
•	progressing our G.fast trials and continuing to roll out fibre in BDUK and hard-to-reach areas; and
•	reshaping Openreach around our customers to be ready for their future needs.

BT TECHNOLOGY, SERVICE & OPERATIONS (BT TSO)

BT TSO is our internal service unit that is responsible for delivering and operating our networks, platforms and IT systems.

BT TSO works closely with each of our customer-facing lines of business. We create new products for them and make sure that existing services evolve with the changing needs of their customers.

We are responsible for the whole lifecycle of BT’s global networks and systems – from design, test and build through to operational management. And we make sure that they are reliable and resilient.

We manage most of BT’s research and development and look at ways to differentiate BT though innovation. And we manage our worldwide patent portfolio. These are covered further on page 10.

Products and services

We manage the voice, data and TV platforms and the IT applications which make up the core infrastructure for BT’s products, services and internal systems. Through technology refresh and proactive maintenance we are improving the reliability of our networks and IT systems so that our customers do not suffer loss of service. Our people also design and deliver the large-scale global managed network services which are sold to many of the top companies in the world.

We are replacing costly and inefficient legacy systems with newer ones. This saves us money and can free up capacity in the network. And it often reduces the amount of energy we use.

We deliver and manage BT’s internal IT systems, such as our customer management and HR systems. Our investments in these have simplified our processes and improved the ways our people interact with them. Our service colleagues now have the information available to provide a better service for customers.

Given the rapid pace of change in the technology that BT TSO people work on, we have developed comprehensive training and re-skilling programmes. We are also a major recruiter of UK graduates and modern apprentices. This is covered further on page 7.

Performance in the year

We have improved the reliability of our IT systems. We have also continued to reduce our costs and the group’s energy consumption. We have continued to develop our networks and platforms. This has resulted in new features being added, improvements in reliability and older technology being removed. You can read more about this on page 9.

Driving Continuous Improvement has been critical to transforming our costs. By adopting ‘lean’ tools and techniques our global design teams have been able to improve productivity. This has led to a reduction in the cost and the amount of time it takes to create product designs. We have further reduced our reliance on third-party vendors as we have continued to build our own IT development centres. You can read more about our global development centres on page 10.

Key priorities

Our future plans include:

•	developing new capabilities and processes to improve customers’ experiences;
•	working with Openreach to deliver the first ultrafast broadband trials (see page 45);
•	conducting technical trials of the voice and data capabilities of our IP core network to enable the migration to ‘all-IP’ services;
•	continuing to invest in our TV platform, adding new channels and launching the first season of our exclusive UEFA Champions League and UEFA Europa League coverage;
•	continuing to expand our global network to key cloud data centres to offer our corporate customers enhanced security and performance when using cloud services such as Microsoft Azure and Amazon Web Services; and
•	running trials with enterprise customers so that they can control network functions such as firewalls and WAN optimisation from IT servers on their sites. This could lead to a reduction in the amount of specialist network hardware customers require.

The Strategic Report	47
Group performance

GROUP PERFORMANCE

In this section we discuss the performance of the group. We explain how we have done this year against our key performance indicators. We set out the financial results of the whole group and we look at our performance as a sustainable and responsible business.

We judge and explain our performance using certain alternative performance measures. These include trends in underlying revenue and operating costs excluding transit, and adjusted and reported EBITDA. ‘Adjusted’ means that a measure is before specific items. We describe on page 128 what we mean by specific items and we have disclosed specific items for this year and the last two years in note 8 to the consolidated financial statements.

These alternative performance measures are not defined under IFRS so they are termed non-GAAP measures. But they are consistent with how management measures the group’s financial performance. We have defined each of these measures on pages 128 to 129, where we have provided more detail, including reconciliations to the nearest measure under IFRS.

OUR PROGRESS AGAINST OUR KPIs

We have made good progress on our two financial KPIs again this year. But our customer service needs to improve further.

We have outlined our performance against each of our KPIs below, together with the definition of the measure, set out in italics. We have provided reconciliations of the financial measures to the closest IFRS measure in the Additional information section on pages 128 and 129.

Trend in underlying revenue excluding transit

Our key measure of the group’s revenue trend, underlying revenue excluding transit, was down 0.4%, in line with the outlook we set at the start of the year.

BT Consumer revenue was up 7%, with strong growth in the broadband and TV customer bases helped by BT Sport. This growth was offset by declines in our other lines of business, mainly reflecting regulatory price changes and lower UK public sector revenues. We explain more about the performance of our lines of business from page 29.

Underlying revenue reflects the overall performance of the group that will contribute to long-term profitable revenue growth. We exclude the impact of acquisitions and disposals, foreign exchange movements and specific items from this measure. We focus on the trend in underlying revenue excluding transit because transit traffic is low margin and affected by reductions in mobile termination rates, which are outside our control.

Adjusted EBITDA

Adjusted EBITDA grew 3% this year reflecting the impact of our cost transformation activities.

Adjusted EBITDA is defined as group profit before depreciation, amortisation, net finance expense, taxation and is before specific items. We consider adjusted EBITDA to be a useful measure of our operating performance because it approximates the underlying operating cash flow by eliminating depreciation and amortisation.

Customer service improvement

Our customer service improvement measure, ‘Right First Time’ was up 4.7% compared to 1.5% last year.

We have improved our customer service this year, but we are not satisfied and still want to do better. All of our lines of business contributed to this improvement. We delivered significantly better repair performance and shorter lead times for providing UK lines and broadband. BT Global Services made large gains in delivering more of its products within target times. Looking forward, we need to improve our provision of Ethernet services and recover more quickly when we do fail to meet our promises.

‘Right First Time’ is our key measure of customer service. This tracks how often we keep the promises we make to our customers. This could be about keeping to appointment times, fixing faults within an agreed period or answering calls promptly and dealing with queries or orders efficiently. As well as improving service and the customer experience, keeping our promises should mean that there is less work to do in correcting our mistakes, and so reduces our costs.

48	BT plc
Annual Report & Form 20-F 2015

GROUP FINANCIAL PERFORMANCE

Income statement

Summarised income statement

Year ended 31 March	2015	2014	2013
Before specific items	£m	£m	£m

Revenue	17,851	18,287	18,339

Operating costs[a]	(11,574)	(12,169)	(12,192)

EBITDA	6,277	6,118	6,147

Depreciation and amortisation	(2,538)	(2,695)	(2,843)

Operating profit	3,739	3,423	3,304

Net finance expense	(344)	(383)	(392)

Associates and joint ventures	(1)	(3)	9

Profit before taxation	3,394	3,037	2,921

Taxation	(678)	(662)	(661)

Profit for the year	2,716	2,375	2,260

[a]	Excluding depreciation and amortisation.

Revenue

Our key revenue measure, underlying revenue excluding transit, was down 0.4%.

Reported revenue, which includes specific items, was down 2%. Adjusted revenue was also down 2% at £17,851m.

Underlying revenue excluding transit was down 0.4% compared with a 0.5% increase in the prior year. We had a £231m negative impact from foreign exchange movements, a £119m reduction in transit revenue and an £8m negative impact from disposals.

Growth in BT Consumer was offset by declines in our other lines of business. BT Consumer revenue was up 7%, with strong growth in the broadband and TV customer bases. We are very pleased with the performance of BT Sport which has contributed to both top and bottom-line growth. Openreach revenue was down 1%, driven by regulatory price changes which were partly offset by the benefit of fibre broadband growth. BT Business underlying revenue excluding transit revenue declined marginally with lower call and line volumes reflecting the migration of customers to broadband and IP services. BT Wholesale underlying revenue excluding transit was down 7%. The impact of regulatory price changes and a large contract termination were partly offset by the recognition of ladder pricing revenue in the fourth quarter. In BT Global Services, UK public sector revenue was lower, with this partly offset by our high-growth regions.

You can see a full breakdown of reported revenue by major product and service category in note 4 to the consolidated financial statements.

EBITDA

Adjusted EBITDA increased 3% to £6,277m (2013/14: flat).

An analysis of adjusted EBITDA for each of our customer-facing lines of business is included on pages 29 to 46. Further details are also set out in note 4 to the consolidated financial statements.

Operating costs

We reduced operating costs before depreciation and amortisation by 5%.

Our total operating costs before depreciation and amortisation were down £595m at £11,574m (2013/14: flat). Our ability to reduce costs while investing reflects our focus on cost control. Underlying operating costs before depreciation and amortisation and excluding transit decreased 2%. In aggregate, we have reduced operating costs and capital expenditure by around £5.5bn over the last six years despite significant investment across the business.

Payments to telecommunications operators (POLOs) were down 13% primarily reflecting lower transit volumes, a negative foreign exchange movement and lower call volumes in BT Consumer. Net labour costs were down 8% as we increased productivity while reallocating our labour resource to be more efficient. Total labour costs including capitalised labour were down by less, at 4%, as a result of using more indirect labour in capital projects, primarily in Openreach due to the BDUK programme. BT Sport programme rights charges were £330m (2013/14: £203m), up 63% reflecting a full 12 months of sports rights charges. Property and energy costs were 1% higher while other operating costs were down 1%. Other operating costs include sales of redundant copper which generated net income of £29m, and we expect no benefit from this in 2015/16.

You can see a detailed breakdown of our operating costs in note 5 to the consolidated financial statements.

Specific items

As we have said on page 47, our commentary in this performance review focuses on the results before specific items as this is how management measure the ongoing performance of the business.

Specific items resulted in a net charge after tax of £406m (2013/14: £196m).

We recognised revenue and EBITDA of £128m being the prior year impacts of ladder pricing agreements with the UK mobile operators following the Supreme Court judgment in July 2014.

Specific items charged against operating costs included £315m (2013/14: £276m) relating to the group-wide restructuring programme that started in 2012/13. These costs primarily relate to leavers and property and network rationalisation.

Regulatory judgments on Ethernet product pricing in prior years and an assessment of certain other historical regulatory matters led to a charge of £75m in the year.

We had a property rationalisation net benefit of £22m being a profit of £67m on the disposal of a surplus building in London, Keybridge House, partly offset by a £45m increase in onerous lease provisions. We incurred costs of £26m relating to BT Group plc’s proposed acquisition of EE. Of these, £19m have been recognised in operating costs and £7m relate to financing costs.

Net interest on pensions of £292m (2013/14: £235m) was charged as a specific item. The increase mainly reflects the higher deficit at 31 March 2014 of £7.0bn compared to the deficit of £5.9bn at 31 March 2013.

Specific items also include a tax credit of £121m (2013/14: £111m) reflecting the tax on specific items charged within profit before tax. The prior year included a tax credit of £208m on the re-measurement of deferred tax balances from a rate of 23% to 20%. There is no credit this year as the rate of tax for 2015/16 is unchanged at 20%.

You can see details of all specific items charged to the income statement in the last three years in note 8 to the consolidated financial statements.

Profit before tax

Adjusted profit before tax was up 12% at £3,394m.

The increase in adjusted profit before tax reflects our EBITDA performance and our focus in recent years on capital expenditure efficiencies and debt reduction, which has resulted in lower depreciation and amortisation and a lower net finance expense.

Reported profit before tax (which includes specific items) was up 14% to £2,867m.

The Strategic Report	49
Group performance

Net finance expense

Net finance expense before specific items of £344m (2013/14: £383m) decreased by £39m.

Year ended 31 March	2015	2014	2013
Before specific items	£m	£m	£m

Interest on borrowings	567	593	660

Capitalised interest	(2)	(1)	(5)

Fair value movements on derivatives	14	11	11

Total finance expense	579	603	666

Total finance income	(235)	(220)	(274)

Net finance expense	344	383	392

Finance expense of £579m (2013/14: £603m) decreased by £24m as we have reduced average gross debt by £324m, from £9,336m to £9,012m.

Finance income of £235m (2013/14: £220m) increased by £15m mainly due to higher average balances due from the parent and ultimate parent companies.

We discuss depreciation and tax in later sections of this performance review.

Dividends

A dividend of £1,200m was settled on 15 May 2014. The directors have declared a final dividend of £1,450m, which will be recognised as an appropriation of retained earnings in 2015/16.

Cash flow

Summarised cash flow statementa

	2015	2014	2013
Year ended 31 March	£m	£m	£m

Cash generated from operating activities	5,105	5,143	5,359

Income taxes paid	(309)	(347)	(64)

Net cash inflow from operating activities	4,796	4,796	5,295

Cash flow from investing activities
Interest received	10	73	134
Disposals and acquisitions	10	(22)	222
Movement on non-current amounts owed by parent company	–	(67)	(125)
Movement on non-current amounts owed by ultimate parent company	(1,046)	(1,005)	(876)
Net movement on current financial assets	(1,774)	(1,242)	(19)
Capital expenditure	(2,318)	(2,346)	(2,438)
Purchases of telecommunications licences	–	–	(202)
Other	8	4	4

Cash flow from financing activities
Interest paid	(590)	(614)	(701)
Proceeds from loan from ultimate parent company	1,003	–	–
Loans and borrowings	(692)	436	(727)
Other	297	(209)	33

Net (decrease) increase in cash and cash equivalents	(296)	(196)	600

[a]	On a reported basis – after specific items.

We have made investments for the future of our business, while supporting our pension, funding BT Group plc’s share buyback programme and paying dividends to our parent company.

We secured FA Premier League football rights for a further three years and we paid a deposit of £29m. We also paid a further £240m for our existing FA Premier League football broadcast rights.

The outflow from non-current amounts owed by the ultimate parent company mainly comprised the funding of the ultimate parent’s payments of equity dividends of £924m (2013/14: £778m) and share buyback programme of £320m (2013/14: £302m), offset by the proceeds of the ultimate parent’s issue of treasury shares of £201m (2013/14: £75m).

The net outflow of £1,774m (2013/14: £1,242m) on current financial assets comprises both the investment and redemption of amounts held in liquidity funds and term deposits. We have increased the level of our investments following the bond issue during the year.

Capital expenditure is discussed on page 50.

The net cash cost of specific items was £154m (2013/14: £356m) mainly comprising restructuring costs of £267m (2013/14: £267m), ladder pricing receipts of £88m (2013/14: £nil), and a net property rationalisation benefit of £51m (2013/14: cost of £55m).

Last year the cash cost of specific items included payments of £19m relating to the acquisition of ESPN’s UK and Ireland TV channels business and £16m relating to claims against which we have provisions.

Taxation

Our effective corporation tax rate was 20.0% compared with 21.8% in 2013/14. This is slightly lower in both years than the UK corporation tax rate of 21% (2013/14: 23%).

Our tax contribution

We are proud to be a major contributor to the UK economy and have paid over £16bn of UK corporation tax since privatisation in 1984.

This year we paid UK corporation tax of £225m (2013/14: £299m). Our UK corporation tax liabilities for the year were reduced by tax deductions on our all-employee share option plan maturities in the summer of 2014, as well as the tax deductible pension deficit payments. Both these factors will also affect our UK corporation tax payments in 2015/16. We paid non-UK corporate income taxes of £84m (2013/14: £48m).

In addition to paying UK corporation tax, we pay other taxes, such as Employer’s National Insurance and Business Rates, that represent a significant cost to our business each year. We are also a major collector of taxes, directly paying income tax and National Insurance due on our people’s wages, and VAT, to the UK Exchequer. We describe the total of the taxes that are a true cost to our business and those that we collect and pay on behalf of our people and customers as our ‘Total Tax Contribution’.

This year our Total Tax Contribution for the UK was £3.0bn (2013/14: £3.0bn). The Hundred Group Total Tax Contribution Survey for 2014 ranked us as the sixth highest UK contributor. We also contributed £0.4bn (2013/14: £0.4bn) in our largest non-UK jurisdictions.

50	BT plc
Annual Report & Form 20-F 2015

Our approach to tax

The way we approach tax is set centrally at a group level and is agreed by the Board. Our main focus is to comply with the tax laws and regulations in each of the countries in which we do business. Our group tax team supports regional management to meet local tax regulations and reviews potential tax exposures regularly. We take the benefit of widely claimed tax incentives, reliefs and exemptions in order to reduce the tax cost to our business. Transactions between group companies are paid for as if between unconnected companies, applying OECD principles.

We have an open and effective working relationship with HM Revenue & Customs and are committed to this approach with local tax authorities around the world. This includes discussing the tax impact of major business decisions with the tax authorities when they happen.

Tax expense

Our total tax expense before specific items was £678m (2013/14: £662m). This is not the same as the total corporation tax we paid in the year because of differences between tax accounting rules and those for making corporation tax payments.

Our effective tax rate on profit before taxation and specific items is slightly lower than the UK statutory corporation tax rate. As we have shown below, this is due to the use of non-UK losses, prior year adjustments and other tax adjustments, which include tax savings from claiming incentives and reliefs. In the absence of any other factors, we would expect our effective tax rate to be around the UK corporation tax rate, as the majority of our business occurs in the UK.

Year ended 31 March	2015	2014	2013
Before specific items	£m	£m	£m

Profit before taxation	3,394	3,037	2,921

Tax at UK statutory rate of 21% (2013/14: 23%, 2012/13: 24%)	713	699	701
Non-UK losses utilised	(36)	(13)	(14)
Prior year adjustments	(35)	(17)	(57)
Non-deductible items	16	16	31
Other tax adjustments	20	(23)	–

Effective tax charge	678	662	661

Effective tax rate	20.0%	21.8%	22.6%

The UK corporation tax rate has been falling annually since 1 April 2011. It changed from 23% to 21% on 1 April 2014 and from 21% to 20% on 1 April 2015. This has had a major influence on our effective tax rate in recent years.

We have shown a reconciliation of reported profit before taxation, which includes specific items, to total tax expense in note 9 to the consolidated financial statements.

Tax losses

We have £20.8bn of tax losses (2013/14: £21.3bn) that we have not given any value to on our balance sheet.

Of these, £17.1bn are capital losses arising in the UK. Of the remaining tax losses of £3.2bn, most arose in our non-UK companies in earlier financial years. We might be able to use the non-UK losses to offset tax liabilities in the future, but this will depend on us making profits in countries where we have previously made losses. We have given more details in note 9 to the consolidated financial statements.

Capital expenditure

We are making significant investments in our strategic growth areas and to improve our customer service. By continuing to transform and drive efficiencies within our capital programmes we have been able to invest in our growth strategy without increasing our overall capital expenditure.

Our capital expenditure net of grant funding was £2,326m (2013/14: £2,346m).

Our capital expenditure in recent years has focused on underpinning our growth strategy, and in particular on expanding and enhancing our next generation access network, which includes both fibre and Ethernet. Ongoing investments this year to support our strategy include:

•	increasing the footprint of our fibre broadband network, including extending the reach of fibre to rural areas under the BDUK programme. We have now passed more than 22m homes and businesses representing over three-quarters of UK premises;
•	continuing to build our TV capabilities, including Ultra-High Definition and TV Everywhere, as well as enhancing our content distribution network;
•	developing our capabilities and propositions for Mobility and Future Voice to exploit the convergence of fixed and mobile services;
•	expansion of our next generation networks, including expanding capacity on our IP Exchange platform;
•	continued development of customer contract-specific infrastructure for our global clients; and
•	improving customer experience by developing new systems and replacing elements of our network to reduce faults and speed up repair times.

We recognised grant funding of £392m (2013/14: £126m), mainly relating to our capital activity on the BDUK programme.

Of our total capital expenditure, £231m (2013/14: £239m) arose outside the UK. Capital expenditure contracted but not yet incurred was £507m at 31 March 2015 (2013/14: £400m).

Depreciation and amortisation

Depreciation and amortisation reduced 6% to £2,538m, due to lower capital expenditure in recent years as we have become more efficient in delivering our capital investment programmes. Our software development costs have reduced historically, and some of our previous network investments became fully depreciated in 2013/14, both of which added to the overall reduction in depreciation and amortisation.

The Strategic Report	51
Group performance

Balance sheet

Summarised balance sheet

Our balance sheet reflects our significant investment in the network infrastructure assets that are the foundation of our business, as well as the working capital with which we manage our business day by day. It also reflects the longer-term funding strategy with which we finance our investments, and our obligation to the pension fund.

At 31 March	2015	2014	Movement
Before specific items	£m	£m	£m

Property, plant & equipment, software and telecoms licences	15,216	15,525	(309)
Goodwill & other acquisition related intangible assets	1,467	1,410	57
Other non-current & current assets	21,324	19,812	1,512
Trade & other receivables	3,325	3,125	200
Investments, cash & cash equivalents	4,000	3,242	758

Total assets[a]	45,332	43,114	2,218

Loans & other borrowings	(10,772)	(9,814)	(958)
Trade & other payables	(5,297)	(5,283)	(14)
Other current & non-current liabilities	(2,245)	(2,031)	(214)
Provisions	(564)	(533)	(31)
Deferred tax liability	(948)	(829)	(119)
Pensions, net of deferred tax	(6,102)	(5,641)	(461)

Total liabilities	(25,928)	(24,131)	(1,797)

Total equity	19,404	18,983	421

[a]	Excluding deferred tax asset relating to the BT Pension Scheme.

Our core network infrastructure is included within property, plant and equipment, software and telecommunications licences. This is the backbone of the UK telecoms industry and a significant core asset for our business. These assets were held at a net book value of £15.2bn at 31 March 2015. The net reduction of £309m in the year reflects the related depreciation and amortisation charge of £2,538m exceeding capital expenditure of £2,326m.

Goodwill and other acquisition-related intangible assets increased by £57m, primarily reflecting the impact of foreign exchange translation of overseas non-current assets. We review the recoverable amounts of goodwill annually across BT Global Services, BT Business and BT Consumer, the three cash generating units which hold goodwill, and are satisfied that these support its carrying value (see note 11).

Other non-current and current assets and liabilities relate primarily to our financial instruments, which we have described in note 24 to the consolidated financial statements.

Trade and other receivables increased by £200m to £3,325m while trade and other payables of £5,297m were £14m higher, contributing to the working capital outflow in the year. For more details, see our cash flow section on page 49.

Investments, cash and cash equivalents, and loans and other borrowings are explained in notes 20, 21 and 22 to the consolidated financial statements.

Provisions increased by £31m to £564m. We have a significant property portfolio which includes both office buildings and former telephone exchanges (see page 9). Onerous lease provisions amounted to £217m.

We have shown deferred tax movements in note 9 to the consolidated financial statements. Pensions, net of deferred tax, increased by £0.5bn to £6.1bn and are discussed below.

Loans and other borrowings

Loans and other borrowings were £10,772m compared with £9,814m at 31 March 2014, an increase of £958m.

During 2014/15 we issued £812m of term debt in the capital markets to refinance maturing debt of £1,151m and ensure we have liquidity to refinance term debt of £1,271m, maturing in early 2015/16. The effective Sterling interest rate on this five-year bond was 2.71%.

At 31 March 2015 £1,004m was due to the ultimate parent company in respect of the proceeds from the equity placing for the proposed EE acquisition. BT Group plc issued 222m ordinary shares for £1.0bn in contemplation of this proposed acquisition and transferred these proceeds to BT plc.

In June and July 2014 our €750m and €600m bonds matured resulting in a cash outflow of £1,151m. Other cash flow movements included £38m repayment of other debt due within one year.

Debt of £1.9bn is due for repayment during 2015/16, comprising of term debt of £1.3bn, other debt of £0.4bn and accrued interest of £0.2bn.

In February 2015 we signed a new £3.6bn facility agreement in relation to financing the proposed acquisition of EE. This facility will be available until the earlier of August 2016 and the completion of the acquisition. This facility had not been drawn down at 31 March 2015.

Pensions

Overview

We provide a number of retirement plans for our employees. The largest of these plans is the BT Pension Scheme (BTPS), a defined benefit plan in the UK. Although closed to new members, the BTPS still has around 38,000 active members, 196,000 pensioners and 72,500 deferred members. The BT Retirement Saving Scheme (BTRSS) is the current arrangement for UK employees who joined the group after 1 April 2001. It has around 29,000 active members.

The BTPS and BTRSS are not controlled by the Board or by the BT Group plc Board. The BTPS is managed by a separate and independent Trustee. Details of the governance of the BTPS, its financial position, performance of its investments and a summary of member benefits are available in the BTPS Annual Report published by the Trustee in December 2014, on the BTPS Trustee website (www.btpensions.net).

The BTRSS is a contract-based, defined contribution arrangement provided by Standard Life under which members choose their own investments and receive benefits at retirement that are linked to the performance of those investments.

We maintain arrangements in most other countries with a focus on these being appropriate for the local market and culture.

We have given more information on our pension arrangements and on the funding and accounting valuations in note 18 to the consolidated financial statements.

52	BT plc
Annual Report & Form 20-F 2015

BTPS funding valuation and future funding obligations

The funding of our main defined benefit pension plan, the BTPS, is subject to legal agreement between BT and the Trustee of the BTPS, which is determined at the conclusion of each triennial valuation. The most recent triennial funding valuation at 30 June 2014 and the associated deficit contribution plan was agreed with the Trustee and certified by the Scheme Actuary in January 2015.

At 30 June 2014, the market value of assets was £40.2bn and the funding deficit was £7.0bn. There are a wide range of assumptions that could be adopted for measuring pension liabilities and legislation requires that this deficit is based on a cautious or prudent view – for example, assuming a lower future investment return than might be expected in practice.

A 16-year deficit contribution plan was agreed reflecting BT’s long-term and sustainable cash flow generation. Under this plan, we made deficit payments of £875m in March 2015 and £625m in April 2015.

Further payments of £250m will be made in each of 2015/16 and 2016/17, bringing the total for the three years to 31 March 2017 to £2.0bn.

Accounting position under IAS 19

The accounting deficit, net of tax, has increased in the year from £5.6bn to £6.1bn.

Actuarial gains on plan assets for 2014/15 reflect actual investment returns in the BTPS over the year of around 12% which were above the IAS 19 discount rate of 4.25%.

A fall in the real discount rate for the BTPS, from 0.97% to 0.39%, led to an increase in the liabilities which is an actuarial loss on liabilities. This was partially offset by a fall in liabilities from allowing for scheme and membership experience over the year following the use of updated membership data.

Contractual obligations and commitments

We have set out below our principal contractual financial obligations and commitments at 31 March 2015. You can see further details on these items in notes 18, 22 and 28 to the consolidated financial statements; note 28 includes details relating to our financial commitments and contingent liabilities.

		Payments due by period
				Between	Between
		Less than		1 and	3 and	More than
	Total	1 year		3 years	5 years	5 years
	£m	£m		£m	£m	£m

Loans and other borrowings[a]	10,391	1,888	[b]	2,660	1,560	4,283
Finance lease obligations	238	14		23	22	179
Operating lease obligations	6,524	427		793	742	4,562
Capital commitments	507	496		4	4	3
Programme rights commitments	2,512	644		1,432	396	40
Pension deficit obligations	8,721	875	[c]	938	1,410	5,498

Total	28,893	4,344		5,850	4,134	14,565

[a]	Excludes fair value adjustments for hedged risks.
[b]	Includes £196m of accrued interest due within less than one year.
[c]	£625m of the £875m was paid in April 2015.

At 31 March 2015 our cash, cash equivalents and current asset investments were £4bn. We have an unused committed borrowing facility of £1.5bn and an unused £3.6bn committed acquisition facility which can be accessed to fund BT Group plc’s planned acquisition of EE.

These resources and our future cash generation are expected to allow us to settle our obligations as they fall due.

The Strategic Report	53
Group performance

DELIVERING SOCIETAL AND ENVIRONMENTAL BENEFITS

We want to move beyond just being a sustainable and responsible business leader to completely integrating our purpose into all that we say, do and deliver. This should not only improve our business performance, but make us more healthy and resilient overall.

Our goal is sustainable profitable revenue growth; and we are able to demonstrate tangible progress in benefiting society and our own business. We have set out below some innovations and new developments from this year, which show that sustainability and revenue generation can be mutually reinforcing.

Societal benefit	Business benefit

Connecting Africa project provided satellite broadband to up to 73,000 people	Connecting Africa project has paved the way for the launch of additional commercial VSAT offerings in South Africa

30,000 people trained through Get IT Together – over 25% expected to experience a reduction in social isolation as a result	24% of people go on to buy broadband. Regional digital skills projects reinforce local government relationships

7.1Mt of customer CO2 emissions abated, 11% more than last year, increased influence on climate policy	£3.4bn of revenues contributing to carbon abatement. Over £36m of cost savings from energy reduction (£168m over the past six years)

Many of our social and environmental programmes are underpinned by our proactive approach to volunteering. We have given an update on our progress on page 8.

Supporting charities and communities

We continue to make an additional ‘investment in society’ each year. In 2014/15, this totalled £32.5m. This was made up of a mixture of cash, time volunteered and in-kind contributions; equating to 1.15% of our previous year’s adjusted profit before tax. This brings our total investment to around £197.5m over the past seven years (an average of 1.2% of adjusted profit before tax each year).

This year we helped generate £83.7m towards good causes, meaning we have achieved £231.4m cumulatively towards our target of £1bn by 2020. We continue to build on our long-term partnerships with our strategic charity partners. We have supported Comic Relief since its launch 30 years ago. On the appeal night this year, all 230,000 telethon calls were handled over our network, peaking at 84 calls per second. Our MyDonate platform handled over £7.4m of donations. Red Nose Day 2015 had a very high level of employee engagement from across the business, with over 3,300 volunteers participating in a variety of fundraising activities – equivalent to £1.4m of benefit-in-kind.

Developing a culture of tech literacy

We are funding the Barefoot Computing project to help primary school teachers get to grips with the new schools’ computing curriculum. BT volunteers are delivering the teacher training workshops at scale. Since March 2014, the project has provided computer science resources and training to over 5,500 primary school teachers. This enables teachers with little previous computer science knowledge to integrate algorithms, abstraction and data structures into their lessons with children from the age of five. From the 2015 academic year, we will develop a more comprehensive schools programme across the UK, to realise our ambition to help 5m children by 2020.

Creating a connected society

We are building on our existing ambition to deliver access to fibre-based products and services to nine out of ten people in the UK. Our new 2020 ambition is ‘Helping 10m people overcome social disadvantage through the benefits our products and services can bring.’ This is a clear opportunity to show how our products and services can deliver social benefit and make a real difference to people all over the world. We can show how communications technology and the services we deliver can positively address key social issues such as poverty, social mobility, an ageing population and disability.

This year we published the Social Return on Investment analysis of our UK digital inclusion. This is helping private, public and voluntary sector organisations to measure the impact of being online. We have focused on material outcomes to individuals, BT and the UK economy. For the first time this has enabled us to measure the social impact of our digital skills programmes and feed this insight back into the product development cycle. Using this methodology, we have calculated that the benefit of getting online is worth £1,064 per person, per year rising to £3,568 for an advanced user.

Delivering environmental benefits

This year we helped our customers reduce their carbon emissions by 1.5 times the end-to-end carbon impact of our business, from 7.1Mt to 4.6Mt. This was an improvement on last year of 1.3:1, but we still have some way to go to achieve our 2020 goal of a 3:1 ratio. We are continuing to develop new products and solutions that can help our suppliers and customers reduce their carbon emissions. This year we generated revenues of £3.4bn globally from these products.

We are using our research capabilities to explore ways to improve the sustainability credentials of our products and services, as we have done with our latest Home Hub 5. Our research includes investigating how our products can reduce carbon impact through improved energy efficiency or the use of more sustainable materials. We also aim to extend the life of our products by refurbishment and reuse. We proactively apply design specifications to our new products and services to help us identify improvement opportunities, such as removing the installation CDs from our new hub.

54	BT plc
Annual Report & Form 20-F 2015

Update on how we are delivering our purpose – 2014/15

We continue to demonstrate our leadership in delivering societal and environmental benefits and we have evolved our existing 2020 ambitions to give focus to two other key areas: Tech Literacy and the Social Impact of our products and services. Out of our seven foundation performance indicators below, we have made progress against five, but failed to meet two, our sickness absence rate and our ethical trading.

	Our 2020 ambitions	2013/14 performance	2014/15 performance	Status	Target for 2015/16	Page

Supporting charities and communities	Use our skills and technology to help generate more than £1bn for good causes	£87m raised for good causes Cumulative total since 2012: £148m	£84m raised for good causes Cumulative total since 2012: £232m		Continue to improve upon total of £232m

	Inspire two-thirds of our people to volunteer by 2020[a]	16% of BT people volunteering	26% of BT people volunteering		Improve upon 26% of BT people volunteering

Creating a connected society	More than 9 out of 10 people in the UK will have access to fibre-based products and services	6 out of 10 people can access fibre-based products and services	7.5 out of 10 people can access fibre-based products and services		Continue to improve against 2014/15 performance

	Helping 10m people overcome social disadvantage through the benefits our products and services can bring[a]	n/a – new target	n/a – new target		Start to deliver against 2020 target of 10m people

Building a culture of Tech Literacy	Help 5m children receive better teaching in tech skills[a]	n/a – new target	n/a – new target		Start to deliver against 2020 target of 5m children

Delivering environmental benefits	Help our customers reduce carbon emissions by at least 3 times the end-to-end carbon impact of our business	1.3:1 achieved	1.5:1 achieved		Improve upon 1.5:1

Our foundations for being a sustainable and responsible business

	Our foundations	2013/14 performance	2014/15 performance	Status	Target for 2015/16	Page

Our investment	Investment in responsible and sustainable business practices; to be more than 1% of adjusted profit before tax (PBT)	1.01% of PBT invested	1.15% of PBT invested		Maintain 1% of PBT invested

Our customers	Customer service: a measure across our entire customer base. Target is to consistently improve RFT	1.5% improvement	4.7% improvement		Continue to improve RFT from 2014/15 level

Our employees	Employee engagement index: a measure of our relationship with our employees	3.82/5 achieved	3.82/5 achieved		Maintain or improve from 2014/15 performance

	Sickness absence rate: % of calendar days lost to sickness absence	2.10% calendar days lost in sickness	2.23% calendar days lost in sickness		Maintain or improve from 2014/15 performance

	Ethical performance a measure of our employees’ awareness and training	4.29/5 achieved	4.33/5 achieved		Maintain or improve from 2014/15 performance

Our suppliers	Ethical trading: a measure of our supply chain review; with specific focus on Human Rights	97% follow-up within three months	96% follow-up within three months		100% follow-up within three months, for all those suppliers identified as high/ medium risk

Our environmental impact	CO2e emissions: a measure of our climate change impact	79% reduction in net CO2e emission intensity against 1996/97 levels	79% reduction in net CO2e emission intensity against 1996/97 levels		Continue to deliver against 80% target by December 2020

[a]	New 2020 ambition.

Target met	Target failed	Ongoing	To find out more about our 2020 ambitions, our methodologies and how our results are calculated, take a look at www.bt.com/deliveringourpurpose

Report of the Directors	55
Statutory information

REPORT OF THE DIRECTORS

STATUTORY INFORMATION

Introduction

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2014/15 financial year.

The audited consolidated financial statements are presented on pages 61 to 109 and 127.

Dividend

During the year a final dividend of £1,200m (2013/14: £1,300m) has been paid to the parent company, BT Group Investments Limited. The directors have declared a final dividend of £1,450m for 2014/15.

Principal activity

The company is the principal trading subsidiary of BT Group plc, which is its ultimate parent company.

BT Group plc is one of the world’s leading communications services companies. In the UK, we sell products and services to consumers and small and medium-sized enterprises (SMEs). Around the world, as well as in the UK, we provide managed networked IT services to large multinational corporations, domestic businesses and the public sector. We also sell wholesale telecoms services to communications providers in the UK and internationally.

Directors

The directors, who served throughout 2014/15 and continued to be directors as at the date of this report, were Tony Chanmugam, Glyn Parry and Sean Williams.

Directors’ and officers’ liability insurance and indemnity

BT Group plc purchases insurance to cover the directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The insurance operates to protect the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity and also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc.

As at 13 May 2015, and throughout 2014/15, BT plc, has provided an indemnity in respect of a similar group of people to those covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.

Financial statements

A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibilities on page 58.

Our critical accounting estimates and key judgements, and significant accounting policies are set out on pages 66 to 72 of the consolidated financial statements and conform with IFRS. These policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2014/15 consolidated financial statements.

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Capital management and funding policy

The capital structure is managed by BT Group plc, the ultimate parent company of the group.

The objective of BT Group plc’s capital management and funding policy is to reduce the group’s net debta while investing in the business, supporting the pension fund and paying progressive dividends.

The BT Group plc Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics as well as the macro-economic conditions in which we operate.

BT Group plc’s funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. We use a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These are planned so as to mature at different stages in order to meet short, medium and long-term requirements.

Details of our treasury policy are included in note 24 to the consolidated financial statements.

Financial instruments

Details of the group’s financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 24 to the consolidated financial statements.

Credit risk management policy

We take proactive steps to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, the group’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures which arise. This central team continually reviews any credit exposures, whether arising from centrally-managed financial instruments or from the group’s trade-related receivables. Management within the lines of business also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 28 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on: our financial condition; changes in financial condition; revenues or expenses; results of operations; liquidity; capital expenditure; or capital resources.

[a]	Net debt is a measure of BT Group plc’s consolidated net indebtedness that provides an indicator of the overall balance sheet strength of the group. Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. At 31 March 2015 BT Group plc’s net debt was £5,199m (2013/14: £7,028m).

56	BT plc
Annual Report & Form 20-F 2015

Legal proceedings

We do not believe that there is any single current court action that would have a material adverse effect on our financial position or operations. During 2014/15, the aggregate volume and value of legal actions which we are party to reduced.

Going concern

The Strategic Report on pages 2 to 54 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. The Group performance section on pages 47 to 54 includes information on our group financial results, cash flow, loans and borrowings and balance sheet position. Notes 20, 21, 22 and 24 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, loans and borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit, liquidity and market risks.

Alongside the factors noted above, the directors have considered BT Group plc’s cash flow forecasts, as they relate to the group, in particular with reference to the period to the end of May 2016. The directors are satisfied that these cash flow forecasts, taking into account reasonably possible risk sensitivities associated with these forecasts and BT Group plc’s current funding and facilities, alongside BT Group plc’s funding strategy, show that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2015.

Auditors

PricewaterhouseCoopers and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. The external auditors are required to rotate the lead partner every five years and other partners who are responsible for the group and subsidiary audits must change at least every seven years. Such changes are carefully planned to ensure business continuity without undue risk or inefficiency. The partner responsible for BT’s audit is completing his sixth year within the group audit team and his third year as lead partner which is a role he can continue for a further year.

We are aware of the relevant regulation and guidance on audit tendering. EU regulations and the Competition and Markets Authority’s ruling will impose rotation requirements meaning that the group’s auditors must be changed by 2021.

The BT Group plc Audit & Risk Committee will continue to consider annually the timetable for audit tendering and rotation, taking into account the annual review of the effectiveness of the auditors and other relevant factors such as change programmes impacting the business. As the group engages a number of audit firms for non-audit services the rotation will be carefully planned to ensure that the new auditors are independent.

Internal control and risk management

The Board of BT Group plc is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The process in place for reviewing our systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any classed as significant, we have procedures to ensure that necessary action is taken to remedy the failings.

BT has enterprise-wide risk management processes for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the UK Governance Code published by the Financial Reporting Council (the ‘Turnbull Guidance’).

Risk assessment and evaluation takes place as an integral part of BT Group plc’s annual strategic planning cycle. There is a detailed risk management process, culminating in a BT Group plc Board review, which identifies the key risks facing the group, each line of business and our internal service unit, BT TSO. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in the Purpose and strategy section – Our risks on pages 17 to 25.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are:

•	Senior executives collectively review the group’s key risks and have created a Group Risk Register describing the risks, owners and mitigation strategies. This is reviewed by BT Group plc’s Group Risk Panel and Operating Committee before it is reviewed and approved by the BT Group plc Board;
•	The lines of business and BT TSO carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed;
•	Senior executives with responsibility for major group operations report quarterly their opinion on the effectiveness of the operation of internal controls in their areas of responsibility;
•	The internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and BT TSO; and
•	The BT Group plc Audit & Risk Committee, on behalf of the BT Group plc Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the BT Group plc Board. The BT Group plc Audit & Risk Committee has carried out these actions for 2014/15.

We have not dealt with joint ventures and associates, which BT does not control, as part of the group risk management process. They are responsible for their own internal control assessment.

Our significant accounting policies are set out on pages 68 to 72. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

US SARBANES-OXLEY ACT OF 2002

The company has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.

Report of the Directors	57
Statutory information

Disclosure controls and procedures

The principal executive officer and the principal financial officer, after evaluating the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, concluded that, as of such date, the company’s disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within the group.

The principal executive officer and principal financial officer concluded that the company’s disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Securities Exchange Act 1934 (Exchange Act) is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.

The principal executive officer and the principal financial officer also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting

BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Revised Guidance for Directors on the UK Governance Code published by the Financial Reporting Council (the Turnbull Guidance).

Based on this assessment, management has concluded that at 31 March 2015, the company’s internal control over financial reporting was effective.

There were no changes in the company’s internal control over financial reporting that occurred during 2014/15 that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the BT Group plc Audit & Risk Committee.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for 2014/15, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB. Their report is on page 60.

CROSS REFERENCE TO THE STRATEGIC REPORT

As permitted by the Companies Act, we have chosen to include in the Strategic Report the following information (required by law to be included in the Report of the Directors):

•	an indication of likely future developments in the business of the company (see the Strategic Report on pages 2 to 54);
•	an indication of our research and development activities (page 10);
•	information about our people (page 7); and
•	information about greenhouse gas emissions (page 16).

By order of the Board

Heather Brierley

Secretary

13 May 2015

Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales No. 1800000

58	BT plc
Annual Report & Form 20-F 2015

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

for preparing the financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union, and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (‘UK GAAP’). In preparing the consolidated financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (‘IASB’). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether IFRS, as adopted by the European Union, and IFRS issued by the IASB and applicable UK GAAP have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the directors, whose names are listed on page 55 confirms that, to the best of their knowledge:

•	the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group;
•	the Strategic Report on pages 2 to 54 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces; and
•	the parent company financial statements, which have been prepared in accordance with UK GAAP, give a true and fair view of the assets, liabilities and financial position of the parent company.

Report of the independent auditors	59

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

BRITISH TELECOMMUNICATIONS PLC

UNITED KINGDOM OPINION

Report on the group financial statements

Our opinion

In our opinion, British Telecommunications plc’s group financial statements (the ‘financial statements’):

•	give a true and fair view of the state of the group’s affairs as at 31 March 2015 and of its profit and cash flows for the year then ended;
•	have been properly prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union; and
•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the financial statements, the group, in addition to applying IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (‘IASB’).

In our opinion, the financial statements comply with IFRS as issued by the IASB.

What we have audited

British Telecommunications plc’s financial statements comprise:

•	the group balance sheet as at 31 March 2015;
•	the group income statement and group statement of comprehensive income for the year then ended;
•	the group cash flow statement for the year then ended;
•	the group statement of changes in equity for the year then ended; and
•	the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and IFRS as adopted by the European Union.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 58, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) (‘ISAs (UK & Ireland)’). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report & Form 20-F 2015 to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2015.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

13 May 2015

60	BT plc
Annual Report & Form 20-F 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BRITISH

TELECOMMUNICATIONS PLC (THE ‘COMPANY’)

UNITED STATES OPINION

In our opinion, the accompanying group balance sheets and the related group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2015 and 31 March 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2015, based on criteria established in the Turnbull Guidance.

The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first two paragraphs of Internal control over financial reporting in the Report of the Directors, Statutory information, of the British Telecommunications plc Annual Report & Form 20-F 2015.

Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

13 May 2015

Consolidated financial statements	61
Group income statement

CONSOLIDATED FINANCIAL STATEMENTS

GROUP INCOME STATEMENT

Year ended 31 March 2015	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	17,851	128	17,979
Operating costs	5	(14,112)	(381)	(14,493)
Operating profit (loss)	4	3,739	(253)	3,486
Finance expense	23	(579)	(299)	(878)
Finance income	23	235	–	235
Net finance expense		(344)	(299)	(643)
Share of post tax loss of associates and joint ventures		(1)	–	(1)
Profit on disposal of interest in associates and joint ventures	8	–	25	25
Profit (loss) before taxation		3,394	(527)	2,867
Taxation	9	(678)	121	(557)
Profit (loss) for the year		2,716	(406)	2,310

Year ended 31 March 2014	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	18,287	–	18,287
Operating costs	5	(14,864)	(276)	(15,140)
Operating profit (loss)	4	3,423	(276)	3,147
Finance expense	23	(603)	(235)	(838)
Finance income	23	220	–	220
Net finance expense		(383)	(235)	(618)
Share of post tax loss of associates and joint ventures		(3)	–	(3)
Loss on disposal of interest in associates and joint ventures	8	–	(4)	(4)
Profit (loss) before taxation		3,037	(515)	2,522
Taxation	9	(662)	319	(343)
Profit (loss) for the year		2,375	(196)	2,179

Year ended 31 March 2013	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	18,339	(236)	18,103
Operating costs	5	(15,035)	(116)	(15,151)
Operating profit (loss)	4	3,304	(352)	2,952
Finance expense	23	(666)	(119)	(785)
Finance income	23	274	–	274
Net finance expense		(392)	(119)	(511)
Share of post tax profit of associates and joint ventures		9	–	9
Profit on disposal of interest in associates and joint ventures	8	–	130	130
Profit (loss) before taxation		2,921	(341)	2,580
Taxation	9	(661)	230	(431)
Profit (loss) for the year		2,260	(111)	2,149

[a]	For a definition of specific items, see page 128. An analysis of specific items is provided in note 8.

62	BT plc
Annual Report & Form 20-F 2015

GROUP STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 March	Notes	2015 £m	2014 £m	2013 £m
Profit for the year		2,310	2,179	2,149
Other comprehensive (loss) income
Items that will not be reclassified to the income statement
Actuarial losses relating to retirement benefit obligations	18	(1,051)	(1,179)	(3,569)
Tax on actuarial losses	9	208	16	762
Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	25	5	(176)	47
Fair value movements on available-for-sale assets	25	7	(27)	14
Fair value movements on cash flow hedges:
– net fair value gains (losses)	25	207	(528)	105
– recognised in income and expense	25	(218)	384	(168)
Tax on components of other comprehensive income that may be reclassified	9, 25	37	4	24
Other comprehensive loss for the year, net of tax		(805)	(1,506)	(2,785)
Total comprehensive income (loss) for the year		1,505	673	(636)

Consolidated financial statements	63
Group balance sheet

GROUP BALANCE SHEET

At 31 March	Notes	2015 £m	2014 £m
Non-current assets
Intangible assets	11	3,178	3,095
Property, plant and equipment	12	13,505	13,840
Derivative financial instruments	24	1,232	539
Investments	20	19,614	18,846
Associates and joint ventures		26	18
Trade and other receivables	15	184	214
Deferred tax assets	9	1,559	1,460
		39,298	38,012
Current assets
Programme rights	14	118	108
Inventories		94	82
Trade and other receivables	15	3,141	2,911
Current tax receivable		65	26
Derivative financial instruments	24	97	114
Investments	20	3,571	2,552
Cash and cash equivalents	21	429	690
		7,515	6,483
Current liabilities
Loans and other borrowings	22	1,902	1,873
Derivative financial instruments	24	168	139
Trade and other payables	16	5,297	5,283
Current tax liabilities		222	315
Provisions	17	142	99
		7,731	7,709
Total assets less current liabilities		39,082	36,786

Non-current liabilities
Loans and other borrowings	22	8,870	7,941
Derivative financial instruments	24	927	679
Retirement benefit obligations	18	7,583	7,022
Other payables	16	928	898
Deferred tax liabilities	9	948	829
Provisions	17	422	434
		19,678	17,803

Equity
Ordinary shares		2,172	2,172
Share premium		8,000	8,000
Other reserves	25	1,194	1,156
Retained earnings		8,038	7,655
Total equity		19,404	18,983
		39,082	36,786

The consolidated financial statements on pages 61 to 109 and 127 were approved by the Board of Directors on 13 May 2015 and were signed on its behalf by

Tony Chanmugam

Director

64	BT plc
Annual Report & Form 20-F 2015

GROUP STATEMENT OF CHANGES IN EQUITY

	Notes	Share capita £m	la	Share premium £m	[b]	Other reserves £m [c]	Retained earnings £m	Total equity £m
At 1 April 2012		2,172		8,000		1,477	9,712	21,361
Profit for the year		–		–		–	2,149	2,149
Other comprehensive income (loss) – before tax		–		–		166	(3,569)	(3,403)
Tax on other comprehensive income (loss)	9	–		–		24	762	786
Transferred to the income statement		–		–		(168)	–	(168)

Total comprehensive income (loss)		–		–		22	(658)	(636)
Share-based payments	19	–		–		–	64	64
Tax on share-based payments	9	–		–		–	68	68
Dividends to parent company	10	–		–		–	(1,400)	(1,400)
Other movements		–		–		–	(9)	(9)
At 1 April 2013		2,172		8,000		1,499	7,777	19,448
Profit for the year		–		–		–	2,179	2,179
Other comprehensive (loss) income – before tax		–		–		(731)	(1,179)	(1,910)
Tax on other comprehensive income (loss)	9	–		–		4	16	20
Transferred to the income statement		–		–		384	–	384

Total comprehensive (loss) income		–		–		(343)	1,016	673
Share-based payments	19	–		–		–	60	60
Tax on share-based payments	9	–		–		–	106	106
Dividends to parent company	10	–		–		–	(1,300)	(1,300)
Other movements		–		–		–	(4)	(4)
At 1 April 2014		2,172		8,000		1,156	7,655	18,983
Profit for the year		–		–		–	2,310	2,310
Other comprehensive income (loss) – before tax		–		–		219	(1,051)	(832)
Tax on other comprehensive income (loss)	9	–		–		37	208	245
Transferred to the income statement		–		–		(218)	–	(218)

Total comprehensive income		–		–		38	1,467	1,505
Share-based payments	19	–		–		–	70	70
Tax on share-based payments	9	–		–		–	54	54
Dividends to parent company	10	–		–		–	(1,200)	(1,200)
Other movements		–		–		–	(8)	(8)
At 31 March 2015		2,172		8,000		1,194	8,038	19,404

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2015 and 31 March 2014 was £2,172m comprising 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of other reserves, see note 25.

Consolidated financial statements	65
Group cash flow statement

GROUP CASH FLOW STATEMENT

Year ended 31 March	Note	2015 £m	2014 £m	2013 £m
Cash flow from operating activities
Profit before taxation		2,867	2,522	2,580
(Profit) loss on disposal of interest in associates and joint ventures		(25)	4	(130)
Share of post tax loss (profit) of associates and joint ventures		1	3	(9)
Net finance expense		643	618	511
Operating profit		3,486	3,147	2,952
Other non-cash items		(20)	41	56
Loss (profit) on disposal of businesses		1	–	(7)
Depreciation and amortisation		2,538	2,695	2,843
(Increase) decrease in inventories		(13)	16	3
(Increase) decrease in trade and other receivables		(137)	(259)	454
Decrease in trade and other payables		(42)	(163)	(463)
Decrease in other liabilities[a]		(727)	(234)	(281)
Increase (decrease) in provisions		19	(100)	(198)
Cash generated from operations[b]		5,105	5,143	5,359
Income taxes paid		(309)	(347)	(64)
Net cash inflow from operating activities		4,796	4,796	5,295

Cash flow from investing activities
Interest received		10	73	134
Proceeds on disposal of subsidiaries[c], associates and joint ventures		26	2	287
Acquisition of subsidiaries[c] and joint ventures		(16)	(24)	(65)
Outflow on non-current amounts owed by parent company[d,e]		–	(67)	(125)
Outflow on non-current amounts owed by ultimate parent company[e]		(1,046)	(1,005)	(876)
Proceeds on disposal of current financial assets[f]		8,124	7,531	8,856
Purchases of current financial assets[f]		(9,898)	(8,773)	(8,875)
Proceeds on disposal of non-current asset investments		8	4	4
Proceeds on disposal of property, plant and equipment		100	10	43
Purchases of property, plant and equipment and software		(2,418)	(2,356)	(2,481)
Purchases of telecommunications licences		–	–	(202)
Net cash outflow from investing activities		(5,110)	(4,605)	(3,300)

Cash flow from financing activities
Interest paid		(590)	(614)	(701)
Repayment of borrowings[e,g]		(1,166)	(339)	(1,678)
Net (repayment of) proceeds from commercial paper		(338)	(420)	153
Proceeds from loan from ultimate parent company		1,003	–	–
Proceeds from bank loans and bonds		812	1,195	798
Cash flows from derivatives related to net debt		297	(209)	33
Net cash used in financing activities		18	(387)	(1,395)

Net (decrease) increase in cash and cash equivalents		(296)	(196)	600

Opening cash and cash equivalents[h]		679	914	318
Net (decrease) increase in cash and cash equivalents		(296)	(196)	600
Effect of exchange rate changes		19	(39)	(4)
Closing cash and cash equivalents[h]	21	402	679	914

[a]	Includes pension deficit payments of £876m (2013/14: £325m, 2012/13: £325m).
[b]	Includes cash flows relating to TV programme rights.
[c]	Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of.
[d]	In addition, there are non-cash movements in these intra-group loan arrangements which principally relate to funding and investment transactions between British Telecommunications plc and its subsidiaries where one of the parties to the transaction has an intra-group loan arrangement with the parent company. For further details see note 27.
[e]	In addition, there are non-cash movements in this intra-group loan arrangement which principally relate to settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see notes 10 and 27.
[f]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[g]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.
[h]	Net of bank overdrafts of £27m (2013/14: £11m, 2012/13: £5m).

66	BT plc
Annual Report & Form 20-F 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of British Telecommunications plc, the parent company.

Reorganisation

From 1 April 2014 BT Conferencing has moved from BT Business into BT Global Services. This simplifies the way we provide integrated collaboration solutions to our global customers. BT Security has moved from our central group functions within Other into BT Global Services. Security is of increasing importance to our customers, and we believe that this move helps us better compete in the market and take full advantage of global opportunities.

In order to present historical information on a consistent basis, we have revised comparatives for the years ended 31 March 2014 and 31 March 2013 in BT Global Services, BT Business and Other. There is no impact on the total group results. The net assets (including goodwill) have been reallocated to the appropriate cash generating units to reflect this reorganisation (see note 11). The overall impact on the lines of business is disclosed in note 4.

New and amended accounting standards adopted with no significant impact on the group

The following new and amended accounting standards adopted during the year did not have any significant impact on the group.

•	IAS 32 ‘Financial Instruments, Presentation Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32’
•	IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’
•	IAS 36 ‘Recoverable Amount Disclosures for Non-financial Assets – Amendments to IAS 36’.

New and amended accounting standards that have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 January 2015 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued and is expected to be effective for periods beginning on or after 1 January 2017, subject to consultation on potential deferral by one year and endorsement by the EU.

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative standalone selling basis, based on a five-step model.

The group is in the process of quantifying the impact of this standard.

IFRS 9 ‘Financial Instruments’

IFRS 9 was published in July 2014 and will be effective for periods beginning on or after 1 January 2018 subject to endorsement by the EU. It is applicable to financial assets and financial liabilities, and covers the classification, measurement, impairment and derecognition of financial assets and financial liabilities together with a new hedge accounting model.

The group is in the process of quantifying the impact of the new standard.

There are no other standards or interpretations issued but not yet effective we expect to have a material impact on the group.

Presentation of specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 8.

2.    Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the BT Group plc Audit & Risk Committee. The areas involving a higher degree of judgement or complexity are described below.

Notes to the consolidated financial statements	67

2.    Critical accounting estimates and key judgements continued

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate.

Key factors reviewed include:

•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.
•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.
•	The status of commercial relations with customers and the implication for future revenue and cost projections.
•	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts is disclosed in note 15.

Pension obligations

BT has a commitment, mainly through the BTPS, to pay pension benefits to approximately 306,500 people over a period of more than 80 years. The accounting cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2015, the key financial assumptions used to measure the obligation, the sensitivity of the IAS 19 pension liability at 31 March 2015, and of the income statement operating charge in 2015/16 to changes in these assumptions are disclosed in note 18.

Useful lives for property, plant and equipment and software

The plant and equipment in our networks is long lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group. The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the group’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2014 had no significant impact in aggregate on the results for the year ended 31 March 2015.

The carrying values of software and property, plant and equipment are disclosed in notes 11 and 12. The useful lives applied to the principal categories of assets are disclosed on pages 69 and 70.

Provisions and contingent liabilities

As disclosed in note 17, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims, litigation and regulatory risks. Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk. For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercise judgement in measuring the exposures to contingent liabilities (see note 28) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. The group uses management’s expectations of future revenue growth, operating costs, and profit margins to determine the extent to which future taxable profits will be generated against which to consume the deferred tax assets.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet on page 63. The carrying value of the group’s deferred tax assets and liabilities is disclosed in note 9.

Goodwill

The recoverable amount of cash generating units (CGUs) has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU.

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 12.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

The value of the provision for doubtful debts is disclosed in note 15.

68	BT plc
Annual Report & Form 20-F 2015

3.    Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised on a straight-line basis over the period to which it relates. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Revenue from long-term contractual arrangements including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.

Operating and reportable segments

The group’s operating segments are reported based on financial information provided to the BT Group plc Operating Committee, as detailed on page 2, which is the key management committee and represents the ‘chief operating decision maker’.

The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach. The customer-facing lines of business are supported by an internal service unit: BT Technology, Service & Operations (BT TSO).

The customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. The remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes BT TSO and the group’s centralised functions including procurement, supply chain and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant line of business’ results and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 66.

The costs incurred by BT TSO are recharged to the customer-facing lines of business to reflect the services it provides to them. Depreciation and amortisation incurred by BT TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing lines of business is allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT TSO for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. BT TSO and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Notes to the consolidated financial statements	69

3.    Significant accounting policies continued

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the BT Group plc Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it approximates to the underlying operating cash flow by eliminating depreciation and amortisation. It also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 8 and are not allocated to the reportable segments as this reflects how they are reported to the BT Group plc Operating Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements. The net finance income or expense reflects the interest on the retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost for network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads. Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion
of lease or 40 years,
whichever is the shorter
Network infrastructure
Transmission equipment
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years
Other assets
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

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3.    Significant accounting policies continued

Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Computer software	2 to 10 years
Telecommunications licences	2 to 20 years
Customer relationships and brands	5 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 28. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out below. Related cash outflows are classified as operating cash flows in the cash flow statement.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of BT plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of associates and joint ventures using the equity method of accounting.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Business combinations

On acquisition of a subsidiary, purchase consideration is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost, representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Notes to the consolidated financial statements	71

3.    Significant accounting policies continued

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to future expenditure are recognised as payments received in advance within Other payables.

Once a government grant is recognised, any related contingent liability or contingent asset is treated in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Share-based payments

The ultimate parent of BT plc, BT Group plc operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of BT Group plc. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the income statement (reversing all previously recognised charges) in the year in which they lapse or are forfeited.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

72	BT plc
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3.    Significant accounting policies continued

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Available-for-sale investments

Liquid and other investments are classified as available-for-sale investments and are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction. On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Financial assets and liabilities at fair value through profit or loss

All of the group’s derivative financial instruments are held for trading and classified as fair value through profit or loss.

Derivative financial instruments

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on remeasurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Notes to the consolidated financial statements	73

4.     Segment information

The definition of the group’s operating and reportable segments is provided on page 68.

From 1 April 2014 BT Conferencing and BT Security have moved into BT Global Services from BT Business and our central group functions within Other respectively. This simplifies the way we provide integrated collaboration solutions to our global customers, better compete in the market and take full advantage of global opportunities. Comparative results for BT Global Services, BT Business and Other and intra-group items have been restated to be presented on a consistent basis.

The impact on line of business results for the year ending 31 March 2014 was to increase revenue, EBITDA and operating profit in BT Global Services by £228m, £109m and £99m (2012/13: £222m, £118m and £109m) and to reduce revenue, EBITDA and operating profit in BT Business by £296m, £96m and £87m (2012/13: £296, £107m and £95m). Within Other, central group functions revenue, EBITDA and operating profit reduced by £65m, £13m and £12m (2012/13: £47m, £11m and £14m). Intra-group eliminations on revenue decreased by £133m (2012/13: £121m).

These organisational changes do not impact the results of BT Consumer, BT Wholesale or Openreach and there is no impact on the total group results, balance sheet or cash flows.

Information regarding the results of each reportable segment is provided below.

Segment revenue and profit

Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	6,779	3,145	4,285	2,157	5,011	74	21,451
Internal revenue	(29)	(399)	(62)	–	(3,064)	(46)	(3,600)
Revenue from external customers[a]	6,750	2,746	4,223	2,157	1,947	28	17,851
EBITDA[b]	1,047	1,041	1,031	561	2,600	(3)	6,277
Depreciation and amortisation	(519)	(180)	(218)	(224)	(1,348)	(49)	(2,538)
Operating profit (loss)[a]	528	861	813	337	1,252	(52)	3,739
Specific items (note 8)							(253)
Operating profit							3,486
Net finance expense[c]							(643)
Share of post tax loss of associates and joint ventures							(1)
Profit on disposal of interest in associates and joint ventures							25
Profit before tax							2,867

Year ended 31 March 2014 (Restatedd)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	7,269	3,213	4,019	2,422	5,061	82	22,066
Internal revenue	(31)	(415)	(49)	–	(3,239)	(45)	(3,779)
Revenue from external customers	7,238	2,798	3,970	2,422	1,822	37	18,287
EBITDA[b]	1,041	1,002	833	614	2,601	27	6,118
Depreciation and amortisation	(616)	(197)	(219)	(245)	(1,406)	(12)	(2,695)
Operating profit[a]	425	805	614	369	1,195	15	3,423
Specific items (note 8)							(276)
Operating profit							3,147
Net finance expense[c]							(618)
Share of post tax loss of associates and joint ventures							(3)
Loss on disposal of interest in associates and joint ventures							(4)
Profit before tax							2,522

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 128 to 129.
[c]	Net finance expense includes specific item expense of £299m (2013/14: £235m, 2012/13: £119m). See note 8.
[d]	Restated, see above.

74	BT plc
Annual Report & Form 20-F 2015

4.     Segment information continued

Year ended 31 March 2013 (Restatedd)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Segment revenue	7,392	3,220	3,846	2,608	5,115	54	22,235
Internal revenue	(35)	(423)	(44)	–	(3,368)	(26)	(3,896)
Revenue from external customers[a]	7,357	2,797	3,802	2,608	1,747	28	18,339
EBITDA[b]	950	940	968	620	2,642	27	6,147
Depreciation and amortisation	(634)	(233)	(248)	(254)	(1,428)	(46)	(2,843)
Operating profit (loss)[a]	316	707	720	366	1,214	(19)	3,304
Specific items (note 8)							(352)
Operating profit							2,952
Net finance expense[c]							(511)
Share of post tax profit of associates and joint ventures							9
Profit on disposal of interest in associate and joint ventures							130
Profit before tax							2,580

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 128 to 129.
[c]	Net finance expense includes specific item expense of £299m (2013/14: £235m, 2012/13: £119m). See note 8.
[d]	Restated, see above.

Internal revenue and costs

Intra group revenue generated from the sale of regulated products and services is based on market price. Intra group revenue from the sale of other products and services is agreed between the relevant lines of business and therefore line of business profitability can be impacted by transfer pricing levels.

BT Wholesale does not generate internal revenue from the other lines of business. The majority of internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business. This occurs both directly, and also indirectly, through BT TSO which is included within the ‘Other’ segment. Internal revenue in BT Business relates primarily to IT services and BT Ireland. Internal revenue arising in BT Consumer relates primarily to employee broadband and wi-fi services. Internal revenue in BT Global Services relates primarily to conferencing services.

	Internal cost recorded by
Year ended 31 March 2015	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Global Services	–	29	–	–	–	–	29
BT Business	241	–	62	94	1	1	399
BT Consumer	20	22	–	2	–	18	62
BT Wholesale	–	–	–	–	–	–	–
Openreach	187	306	939	242	–	1,390	3,064
Other	–	–	–	–	46	–	46
Total	448	357	1,001	338	47	1,409	3,600

	Internal cost recorded by
Year ended 31 March 2014 (Restateda)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Global Services	–	31	–	–	–	–	31
BT Business	247	–	47	120	1	–	415
BT Consumer	13	18	–	3	–	15	49
BT Wholesale	–	–	–	–	–	–	–
Openreach	198	333	1,021	275	–	1,412	3,239
Other	–	–	3	–	42	–	45
Total	458	382	1,071	398	43	1,427	3,779
[a] Restated, see above.

Notes to the consolidated financial statements	75

4.     Segment information continued

	Internal cost recorded by
Year ended 31 March 2013 (Restateda)	BT Global Services £m	BT Business £m	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
BT Global Services	–	35	–	–	–	–	35
BT Business	247	–	55	110	3	8	423
BT Consumer	11	9	–	8	–	16	44
BT Wholesale	–	–	–	–	–	–	–
Openreach	198	386	1,097	275	–	1,412	3,368
Other	–	–	5	–	21	–	26
Total	456	430	1,157	393	24	1,436	3,896

[a]	Restated, see above.

Revenue by products and services

Year ended 31 March	2015 £m	2014 £m	[a]	2013 £m	[a]
ICT and managed networks	6,493	6,608		6,515
Broadband, TV and convergence	3,540	3,205		2,906
Calls and lines and connectivity	5,969	6,064		6,358
Transit	555	697		869
Other products and services	1,294	1,713		1,691
Revenue[b]	17,851	18,287		18,339

[a]	Restated to present prior period information on a consistent basis. The impact in 2013/14 was to decrease ICT and managed networks revenue by £88m (2012/13: £103m), increase Broadband, TV and convergence revenue by £167m (2012/13: £167m) and decrease other products and services revenue by £79m (2012/13: £64m).
[b]	Before specific items.

Capital expenditure

Year ended 31 March 2015	BT Global Services £m		BT Business £m		BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m		Total £m
Intangible assets	220		31		85	80	55	90		561
Property, plant and equipment	248		156		122	130	1,027	82		1,765
Capital expenditure[a]	468		187		207	210	1,082	172		2,326

Year ended 31 March 2014	BT Global Services £m	[b]	BT Business £m	[b]	BT Consumer £m	BT Wholesale £m	Openreach £m	Other £m	[b]	Total £m
Intangible assets	172		18		44	78	74	121		507
Property, plant and equipment	344		109		167	166	975	78		1,839
Capital expenditure[a,b]	516		127		211	244	1,049	199		2,346

[a]	Net of government grants.
[b]	Restated, see note 1 and above.

Geographic information

The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.

Revenue from external customers

Year ended 31 March	2015 £m	2014 £m	2013 £m
UK	13,827	14,084	14,152
Europe, Middle East and Africa, excluding the UK	2,328	2,585	2,604
Americas	1,115	1,074	1,057
Asia Pacific	581	544	526
Revenue[a]	17,851	18,287	18,339
[a] Before specific items.

76	BT plc
Annual Report & Form 20-F 2015

4.    Segment information continued

Non-current assets

At 31 March	2015 £m	2014 £m
UK	13,977	14,318
Europe, Middle East and Africa, excluding the UK	2,184	2,322
Americas	555	451
Asia Pacific	169	68
Non-current assets	16,885	17,159

Non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, are based on the location of the assets.

5.    Operating costs

Year ended 31 March	Notes	2015 £m	2014 £m	2013 £m
Operating costs by nature
Staff costs:
Wages and salaries		3,568	3,730	3,872
Social security costs		440	444	443
Other pension costs	18	467	463	399
Share-based payment expense	19	70	60	64
Total staff costs		4,545	4,697	4,778
Own work capitalised		(691)	(600)	(620)
Net staff costs		3,854	4,097	4,158
Net indirect labour costs[a]		324	452	499
Net labour costs		4,178	4,549	4,657
Payments to telecommunications operators		2,144	2,472	2,677
Property and energy costs		968	959	1,022
Network operating and IT costs		605	591	587
TV programme rights charges		330	203	–
Other operating costs		3,573	3,676	3,555
Other operating income		(224)	(281)	(306)
Depreciation of property, plant and equipment
Owned assets	12	1,997	2,090	2,175
Held under finance leases	12	11	22	19
Amortisation of intangible assets	11	530	583	649
Total operating costs before specific items		14,112	14,864	15,035
Specific items	8	381	276	116
Total operating costs		14,493	15,140	15,151
Operating costs before specific items include the following:
Leaver costs[b]		8	14	58
Research and development expenditure[c]		662	739	829
Operating lease charges		388	390	423
Foreign currency gains		(2)	–	(6)
Government grants		(7)	(10)	(1)

[a]	Net of capitalised indirect labour costs of £451m (2013/14: £396m, 2012/13: £346m).
[b]	Leaver costs are included within wages and salaries and social security costs, except for leaver costs of £237m (2013/14: £175m, 2012/13: £113m) associated with restructuring, which have been recorded as a specific item.
[c]	Research and development expenditure reported in the income statement includes amortisation of £490m (2013/14: £482m, 2012/13: £550m) in respect of internally developed computer software and operating expenses of £172m (2013/14: £257m, 2012/13: £279m). In addition, the group capitalised software development costs of £330m (2013/14: £273m, 2012/13: £265m).

Notes to the consolidated financial statements	77

5.    Operating costs continued

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Operating Committee of BT Group plc as well as the directors of the company. It is the BT Group plc Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Compensation of key management personnel is shown in the table below:

Year ended 31 March	2015 £m	2014 £m	2013 £m
Short-term employee benefits	10.5	11.9	11.3
Post employment benefits	1.2	1.1	1.1
Share-based payments	6.1	6.9	6.3
Termination benefits	0.5	–	–
	18.3	19.9	18.7

Information concerning directors’ remuneration, pension entitlements and long-term incentive plans is shown in note 26.

6.    Employees

	2015		2014		2013
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
UK	70.9	72.2	72.2	72.7	73.2	74.1
Non-UK	17.6	16.5	15.6	15.1	14.7	15.0
Total employees	88.5	88.7	87.8	87.8	87.9	89.1

	2015		2014[b]		2013[b]
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
BT Global Services	18.1	19.2	22.7	22.1	21.4	22.0
BT Business	8.0	8.6	8.7	8.9	8.0	8.4
BT Consumer	6.2	6.0	6.0	6.2	6.6	6.4
BT Wholesale	1.5	1.7	1.8	1.8	2.0	1.4
Openreach	32.7	32.4	31.6	31.5	30.4	30.4
Other	22.0	20.8	17.0	17.3	19.5	20.5
Total employees	88.5	88.7	87.8	87.8	87.9	89.1

[a]	These reflect the full-time equivalent of full and part-time employees.
[b]	Restated to reflect our internal reorganisation (see note 1).

7.    Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2015 £000	2014 £000	2013 £000
Fees payable to the company’s auditors and its associates for:

Audit services[a]
The audit of parent company and consolidated financial statements	2,882	2,578	2,633
The audit of the company’s subsidiaries	4,799	5,345	5,274
	7,681	7,923	7,907

Audit related assurance services[b]	1,639	1,573	1,313

Other non-audit services
Taxation compliance services[c]	350	260	472
Taxation advisory services[d]	401	371	370
All other assurance services[e]	3,199	180	166
All other services[f]	570	829	933
	4,520	1,640	1,941
Total services	13,840	11,136	11,161

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by the appointed auditor. This includes fees for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration and the issue of a Euro medium term note which took place during the year.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	All other assurance services include fees payable to PricewaterhouseCoopers LLP as Reporting Accountants in relation to the shareholder circular published by the company’s ultimate parent company BT Group plc on 1 April 2015, in connection with its proposed acquisition of EE.
[f]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

78	BT plc
Annual Report & Form 20-F 2015

7.    Audit, audit related and other non-audit services continued

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2015 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £2,481,000 (2013/14: £1,363,000, 2012/13: £1,395,000) in respect of the following services: audit of financial statements of associates £265,000 (2013/14: £220,000, 2012/13: £155,000); audit-related assurance services £10,000 (2013/14: £nil, 2012/13: £nil); taxation compliance services £374,000 (2013/14: £103,000, 2012/13: £123,000); taxation advisory services £227,000 (2013/14: £118,000, 2012/13: £95,000); and other non-audit services of £1,605,000 (2013/14: £922,000, 2012/13: £1,022,000).

8.    Specific items

Year ended 31 March	2015 £m	2014 £m	2013 £m
Revenue
Retrospective regulatory rulings	(128)	–	236
Operating costs
Restructuring charges	315	276	204
Property rationalisation costs	45	–	–
Profit on disposal of property	(67)	–	–
Profit on disposal of businesses	(6)	–	(7)
Retrospective regulatory matters	75	–	(142)
EE related acquisition costs	19	–	–
Impairment charges	–	–	18
Provisions for claims	–	–	43
	381	276	116
Net finance expense
Interest expense on retirement benefit obligation	292	235	117
EE related financing costs	7	–	–
Interest on provisions for claims	–	–	2
	299	235	119
Share of results of associates and joint ventures
(Profit) loss on disposal of interest in associates and joint ventures	(25)	4	(130)
Net specific items charge before tax	527	515	341
Taxation
Tax credit on specific items above	(121)	(111)	(127)
Tax credit on re-measurement of deferred tax	–	(208)	(103)
	(121)	(319)	(230)
Net specific items charge after tax	406	196	111

Retrospective regulatory rulings – in July 2014 the Supreme Court overturned a Court of Appeal judgment, made in July 2012, which had disallowed our ladder pricing policy relating to 0800, 0845 and 0870 calls from mobile phones terminating on our network. In 2012/13 we had recognised specific item charges of £85m and £58m against revenue and EBITDA respectively relating to this matter. In 2014/15 we recognised revenue and EBITDA of £128m, being the prior year impacts of ladder pricing agreements with the UK mobile operators following the Supreme Court judgment.

Restructuring changes – the components of the restructuring charges recognised in 2014/15, 2013/14 and 2012/13 were: people and property charges of £294m (2013/14: £217m, 2012/13: £163m) principally comprising leaver costs of £237m, property exit costs and networks, products and procurement channels rationalisation charges of £21m (2013/14: £59m, 2012/13: £41m).

Property rationalisation costs – we recognised a £45m charge increasing onerous lease provisions relating to the rationalisation of the group’s property portfolio.

Profit on disposal of property – in February 2015 we disposed of a surplus building in London, Keybridge House, for a consideration of £93m resulting in a profit of £67m.

Retrospective regulatory matters – in August 2014 the Competition Appeal Tribunal (CAT) handed down judgment on various appeals brought against a December 2012 Ofcom determination on the pricing of certain Ethernet products. We disagree with the CAT’s judgment and have applied for permission to appeal to the Court of Appeal. Ofcom had determined that BT had overcharged for certain services between 1 April 2006 and 31 March 2011 and required BT to make repayments. The CAT judged that BT should also pay interest on these amounts. Together with a review of our regulatory risk position in relation to other historical matters, we have recognised a specific item charge of £75m. In 2012/13 we had recognised charges of £151m and £36m against revenue and EBITDA respectively, following Ofcom’s determinations on historic Ethernet pricing.

Notes to the consolidated financial statements	79

8.    Specific items continued

EE related acquisition and financing costs – transaction costs of £19m were incurred relating to the planned acquisition of EE by the ultimate parent company and debt financing fees of £7m were incurred setting up a £3.6bn acquisition facility.

Provisions for claims – the group makes provision for legal or constructive obligations arising from insurance, litigation and regulatory risks. Provisions increased by £43m in 2012/13 having reassessed potential claims relating to certain historical matters.

Interest expense on retirement benefit obligations – see note 18 for more details.

Profit or loss on disposal of interest in associates and joint ventures – in 2014/15 we recognised a £25m profit on the disposal of an associate, Accommodation Services Holdings, which was held at £nil cost. In 2012/13 we recognised a profit of £130m as a result of the disposal of the group’s remaining interest in its associate Tech Mahindra, which was held at a carrying value of £127m at 31 March 2012.

Tax credit on re-measurement of deferred tax – see note 9 for more details.

9.    Taxation

Analysis of taxation expense for the year

Year ended 31 March	2015 £m	2014 £m	2013 £m
United Kingdom
Corporation tax at 21% (2013/14: 23%, 2012/13: 24%)	(702)	(742)	(708)
Adjustments in respect of prior periods	35	10	277
Non-UK taxation
Current	(60)	(65)	(41)
Adjustments in respect of prior periods	18	3	1
Total current tax expense	(709)	(794)	(471)
Deferred tax
Origination and reversal of temporary differences	170	239	158
Adjustments in respect of prior periods	(18)	4	(221)
Impact of change in UK corporation tax rate (2013/14: 20%, 2012/13: 23%)	–	208	103
Total deferred taxation credit	152	451	40
Total taxation expense	(557)	(343)	(431)

Factors affecting taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2015 £m	2014 £m	2013 £m
Profit before taxation	2,867	2,522	2,580
Expected taxation expense at UK rate of 21% (2013/14: 23%, 2012/13: 24%)	(602)	(580)	(619)
Effects of:
Non-UK losses utilised	36	13	14
Non-deductible depreciation and amortisation	(6)	(12)	(14)
Non-deductible non-UK losses	(37)	(40)	(46)
(Higher) lower taxes on non-UK profits	(9)	(5)	10
Lower taxes on gain on disposal of business	7	–	28
Other deferred tax assets not recognised	9	54	36
Adjustments in respect of prior periods	35	17	57
Re-measurement of deferred tax balances	–	208	103
Other	10	2	–
Total taxation expense	(557)	(343)	(431)
Exclude specific items (note 8)	(121)	(319)	(230)
Total taxation expense before specific items	(678)	(662)	(661)

80	BT plc
Annual Report & Form 20-F 2015

9.    Taxation continued

Tax components of other comprehensive income

Year ended 31 March	2015 Tax credit (expense) £m	2014 Tax credit (expense) £m	2013 Tax credit (expense) £m
Tax on items that will not be reclassified to the income statement
Actuarial losses relating to retirement benefit obligations	208	16	762
Tax on items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	13	(2)	10
Fair value movements on cash flow hedges
– net fair value gains or losses	24	6	(25)
– recognised in income and expense	–	–	39
	245	20	786
Current tax credit[a]	268	130	133
Deferred tax (expense) credit	(23)	(110)	653
	245	20	786

[a]	Includes £220m (2013/14: £122m, 2012/13: £128m) relating to actuarial losses arising from retirement benefit obligations.

Tax credit recognised directly in equity

Year ended 31 March	2015 £m	2014 £m	2013 £m
Tax credit relating to share-based payments	54	106	68

Deferred taxation

	Excess capital allowances £m	Retirement benefit obligations £m [a]	Share-based payments £m	Other £m	Jurisdictional offset £m	Total £m
At 1 April 2013	1,418	(1,314)	(184)	(149)	–	(229)
(Credit) expense recognised in the income statement	(301)	(174)	10	14	–	(451)
(Credit) expense recognised in other comprehensive income	(2)	106	–	6	–	110
Credit recognised in equity	–	–	(64)	–	–	(64)
Acquisitions	–	–	–	3	–	3
At 31 March 2014	1,115	(1,382)	(238)	(126)	–	(631)

Non-current
Deferred tax asset	(93)	(1,382)	(238)	(163)	416	(1,460)
Deferred tax liability	1,208	–	–	37	(416)	829
At 1 April 2014	1,115	(1,382)	(238)	(126)	–	(631)
(Credit) expense recognised in the income statement	(68)	(113)	3	26	–	(152)
Expense recognised in other comprehensive income	6	12	–	5	–	23
Expense recognised in equity	–	–	149	–	–	149
At 31 March 2015	1,053	(1,483)	(86)	(95)	–	(611)

Non-current
Deferred tax asset	(108)	(1,483)	(86)	(124)	242	(1,559)
Deferred tax liability	1,161	–	–	29	(242)	948
At 31 March 2015	1,053	(1,483)	(86)	(95)	–	(611)

[a]	Includes a deferred tax asset of £2m (2013/14: £1m) arising on contributions payable to defined contribution pension plans.

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to BT’s pension schemes which is disclosed within deferred tax assets.

At 31 March 2015, all of the deferred tax asset of £1,559m (2013/14: £1,460m) and all of the deferred tax liability of £948m (2013/14: £829m) are expected to be recovered or settled after more than one year.

Notes to the consolidated financial statements	81

9.    Taxation continued

Factors affecting future tax charges

The rate of UK corporation tax changed from 21% to 20% on 1 April 2015. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2014 were calculated using a rate of 20%. This resulted in a tax credit of £208m, which was treated as a specific item in the income statement (note 8) and a deferred tax expense of £288m in reserves for the year ending 31 March 2014.

As all deferred tax balances were measured at 20% at 31 March 2014 and 31 March 2015, there was no further impact on deferred taxation for the year ending 31 March 2015.

Unrecognised tax losses and other temporary differences

At 31 March 2015, the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £21.0bn (2013/14: £21.6bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March	2015 £m	Expiry of losses
Restricted losses
Europe	356	2016–2034
Americas	10	2024–2034
Other	73	2016–2023
Total restricted losses	439
Unrestricted losses
Operating losses	3,193	No expiry
Capital losses	17,150	No expiry
Total unrestricted losses	20,343
Other temporary differences	195
Total	20,977

At 31 March 2015, the undistributed earnings of non-UK subsidiaries were £8.1bn (2013/14: £8.3bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise.

10. Dividends

A dividend of £1,200m (2013/14: £1,300m), equivalent to 13.8p per ordinary share (2013/14: 15.0p per share) was settled on 15 May 2014 in relation to the year ended 31 March 2014. This is disclosed in the group statement of changes in equity. The directors have declared a final dividend of £1,450m, which will be recognised as an appropriation of retained earnings in 2015/16. As the dividend was declared after 31 March 2015, no liability is recorded in these financial statements.

82	BT plc
Annual Report & Form 20-F 2015

11. Intangible assets

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m
Cost
At 1 April 2013	1,418	358	481	3,304	1,245	6,806
Additions	–	–	1	433	73	507
Acquisition of subsidiaries (note 13)	15	20	–	–	–	35
Interest on qualifying assets[a]	–	–	–	1	–	1
Disposals and adjustments	(12)	27	(62)	(580)	(41)	(668)
Exchange differences	(82)	(11)	(5)	(2)	(15)	(115)
At 1 April 2014	1,339	394	415	3,156	1,262	6,566
Additions	–	–	1	488	72	561
Interest on qualifying assets[a]	–	–	–	2	–	2
Disposals and adjustments	–	–	–	(3)	(9)	(12)
Transfers	–	–	–	35	(46)	(11)
Exchange differences	65	5	(26)	2	(49)	(3)
At 31 March 2015	1,404	399	390	3,680	1,230	7,103

Accumulated amortisation
At 1 April 2013		291	186	2,016	1,047	3,540
Charge for the year		15	7	468	93	583
Disposals and adjustments		26	(89)	(543)	(20)	(626)
Exchange differences		(9)	(3)	(2)	(12)	(26)
At 1 April 2014		323	101	1,939	1,108	3,471
Charge for the year		15	7	448	60	530
Disposals and adjustments		–	–	(5)	(6)	(11)
Transfers		–	–	18	(25)	(7)
Exchange differences		(2)	(12)	1	(45)	(58)
At 31 March 2015		336	96	2,401	1,092	3,925

Carrying amount
At 31 March 2015	1,404	63	294	1,279	138	3,178
At 31 March 2014	1,339	71	314	1,217	154	3,095

[a]	Additions to internally developed software in 2014/15 include interest capitalised at a weighted average borrowing rate of 6.0% (2013/14: 6.1%).

Goodwill impairment review

The group performs an annual goodwill impairment review, based on its cash generating units (CGUs).

The CGUs that have associated goodwill are BT Global Services, BT Business and BT Consumer. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global Services Restated £m [a]	BT Business Restated £m	[a]	BT Consumer £m	Total £m
At 1 April 2013	1,132	221		65	1,418
Acquisition (note 13)	–	–		15	15
Disposals and adjustments	(12)	–		–	(12)
Exchange differences	(75)	(7)		–	(82)
At 1 April 2014	1,045	214		80	1,339
Exchange differences	59	6		–	65
At 31 March 2015	1,104	220		80	1,404

[a]	Due to the move of BT Conferencing from BT Business to BT Global Services (see notes 1 and 4), goodwill of £7m has been allocated from BT Business to BT Global Services on the basis of relative fair values.

The discount rate used in performing the value in use calculation in 2014/15 was 9.3% (2013/14: 9.6%) for all CGUs. The perpetuity growth rate for BT Global Services was 2.2% (2013/14: 2.5%) and 2.0% (2013/14: 2.0%) for BT Business and BT Consumer.

Notes to the consolidated financial statements	83

11.  Intangible assets continued

Recoverable amount

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the BT Group plc Board covering a three-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the three-year period have been extrapolated using perpetuity growth rates.

Discount rate

The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.

Growth rates

The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that sector. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.

Sensitivities

There is significant headroom in all CGUs. For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £5,417m. The following changes (in combination) in assumptions would cause the recoverable amount to fall below the carrying value:

– reduction in the perpetuity growth rate from the 2.2% assumption applied to a revised assumption of 0% (no growth)

– an increase in the discount rate from the 9.3% assumption applied to a revised assumption of 15% or more

– shortfalls in trading performance against forecast resulting in operating cash flows decreasing by £180m or more in perpetuity.

For BT Business and BT Consumer no reasonably possible changes in the key assumptions would cause the carrying amount of the CGUs to exceed the recoverable amount.

84	BT plc
Annual Report & Form 20-F 2015

12. Property, plant and equipment

	Land and buildings £m [a]	Network infrastructure £m [a]	Other £m [b]	Assets in course of construction £m	Total £m
Cost
At 1 April 2013	1,260	45,266	2,199	718	49,443
Additions[c]	34	205	119	1,487	1,845
Transfers	3	1,531	3	(1,537)	–
Disposals and adjustments[d]	(80)	(1,693)	(370)	(9)	(2,152)
Exchange differences	(26)	(239)	(29)	(9)	(303)
At 31 March 2014	1,191	45,070	1,922	650	48,833
Additions[c]	12	106	159	1,482	1,759
Transfers	18	1,545	24	(1,576)	11
Disposals and adjustments[d]	(51)	(1,201)	(263)	(25)	(1,540)
Exchange differences	(38)	(365)	(22)	(4)	(429)
At 31 March 2015	1,132	45,155	1,820	527	48,634

Accumulated depreciation
At 1 April 2013	747	32,716	1,900	–	35,363
Charge for the year	57	1,951	104	–	2,112
Disposals and adjustments[d]	(82)	(1,734)	(356)	–	(2,172)
Exchange differences	(16)	(204)	(22)	–	(242)
At 31 March 2014	706	32,729	1,626	–	35,061
Charge for the year	50	1,845	113	–	2,008
Disposals and adjustments[d]	(41)	(1,210)	(257)	–	(1,508)
Transfers	–	(6)	13	–	7
Exchange differences	(28)	(316)	(21)	–	(365)
At 31 March 2015	687	33,042	1,474	–	35,203

Carrying amount
At 31 March 2015	445	12,113	346	527	13,431
Engineering stores	–	–	–	74	74
Total at 31 March 2015	445	12,113	346	601	13,505
At 31 March 2014	485	12,341	296	650	13,772
Engineering stores	–	–	–	68	68
Total at 31 March 2014	485	12,341	296	718	13,840

At 31 March				2015 £m	2014 £m
The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold				208	233
Leasehold				237	252
Total land and buildings				445	485

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £36m (2013/14: £95m) in respect of assets held under finance leases, comprising land and buildings of £14m (2013/14: £60m) and network infrastructure of £22m (2013/14: £35m). The depreciation expense on those assets in 2014/15 was £11m (2013/14: £22m), comprising land and buildings of £3m (2013/14: £4m) and network infrastructure of £8m (2013/14: £18m). Within network infrastructure are assets with net book value of £7.4bn which have useful economic lives of more than 18 years.
[b]	Other mainly comprises motor vehicles, computers and office equipment.
[c]	Net of government grants of £392m (2013/14: £126m).
[d]	Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £1.3bn (2013/14: £1.4bn).

13. Business combinations

On 1 August 2013 the group acquired 100% of the issued share capital of ESPN Global Limited, together with certain trademarks, licences and programme rights. The purchase was made for consideration of £30m. Intangible assets of £14m and goodwill of £15m were recognised.

Notes to the consolidated financial statements	85

14. Programme rights

Total £m
At 1 April 2013	–
Additions	311
Amortisation	(203)
At 1 April 2014	108
Additions	340
Amortisation	(330)
At 31 March 2015	118

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 15).

Programme rights commitments are disclosed in note 28.

15. Trade and other receivables

At 31 March	2015 £m	2014 £m
Non-current
Other assets[a]	184	214

[a]   Other assets includes costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts of £89m (2013/14: £72m) and prepayments and leasing debtors of £95m (2013/14: £142m).

At 31 March	2015 £m	2014 £m
Current
Trade receivables	1,454	1,370
Amounts owed by ultimate parent company	1	4
Prepayments	505	508
Accrued income	810	815
Other receivables	371	214
	3,141	2,911

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2015 £m	2014 £m
At 1 April	192	218
Expense	78	77
Utilised	(58)	(98)
Exchange differences	(16)	(5)
At 31 March	196	192

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

Trade and other receivables are classified as loans and receivables and held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

Note 24 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m
2015	867	71	366	44	37	69	1,454
2014	857	39	300	31	43	100	1,370

Gross trade receivables which have been specifically impaired amounted to £159m (2013/14: £127m).

Trade receivables not past due and accrued income are analysed below by line of business.

86	BT plc
Annual Report & Form 20-F 2015

15. Trade and other receivables continued

	Trade receivables not past due			Accrued income
At 31 March	2015 £m	2014 £m	[a]	2015 £m	2014 £m	[a]
BT Global Services	517	535		405	448
BT Business	143	193		115	112
BT Consumer	119	106		85	–
BT Wholesale	70	4		128	118
Openreach	15	12		75	137
Other	3	7		2	–
Total	867	857		810	815

[a]	Certain balances have been restated, see note 1.

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £4m (2013/14: £2m).

16. Trade and other payables

At 31 March	2015 £m	2014 £m
Current
Trade payables	2,835	2,745
Amounts owed to parent company	41	40
Amounts owed to ultimate parent company	5	8
Other taxation and social security	416	480
Other payables	510	519
Accrued expenses	414	444
Deferred income	1,076	1,047
	5,297	5,283

At 31 March	2015 £m	2014 £m
Non-current[a]
Other payables	855	845
Deferred income	73	53
	928	898

[a]	Non-current trade and other payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction, as well as estimates of potential re-investment or repayment of government grants received.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

17. Provisions

	Restructuring £m [a]	Property £m [b]	Other £m [c]	Total £m
At 1 April 2013	67	241	322	630
Income statement expense	20	4	17	41
Unwind of discount	–	8	–	8
Utilised or released	(28)	(52)	(61)	(141)
Exchange differences	(1)	–	(4)	(5)
At 1 April 2014	58	201	274	533
Income statement expense	6	46	88	140
Unwind of discount	–	8	–	8
Utilised or released	(20)	(38)	(63)	(121)
Transfers	–	–	6	6
Exchange differences	1	–	(3)	(2)
At 31 March 2015	45	217	302	564

At 31 March			2015 £m	2014 £m
Analysed as:
– Current			142	99
– Non-current			422	434
			564	533

[a]	Provisions relating to the group-wide restructuring programme. These are being utilised as the obligations are settled.
[b]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 31 years.
[c]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks which will be utilised as the obligations are settled.

Notes to the consolidated financial statements	87

18. Retirement benefit plans

Background

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract based arrangement.

Defined contribution plans

A defined contribution plan is a pension arrangement under which the benefits are linked to contributions paid, the performance of each individual’s chosen investments and the form in which individuals choose to take their benefits. Contributions are paid into an independently administered fund. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The company is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2015 £m	2014 £m	2013 £m
Recognised in the income statement before specific items
Current service cost:
– defined benefit plans	254	272	225
– defined contribution plans	176	151	136
Past service credit	(5)[a]	–	–
Administration expenses and Pension Protection Fund (‘PPF’) levy	42	40	38
Total operating expense	467	463	399
Net interest expense on net pensions deficit included in specific items (note 8)	292	235	117
Total recognised in the income statement	759	698	516

[a]	Past service credit relates to various pension plans operating outside the UK.

Group statement of comprehensive income

Remeasurements of the net defined benefit obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit liability of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets above the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

	2015			2014
		Present value			Present value
	Assets	of liabilities	Deficit	Assets	of liabilities	Deficit
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	43,386	(50,715)	(7,329)	39,939	(46,759)	(6,820)
Other plans[a]	241	(495)	(254)	174	(376)	(202)

Retirement benefit obligation	43,627	(51,210)	(7,583)	40,113	(47,135)	(7,022)
Adjustments due to effect of asset ceiling[b]			–			–
Deferred tax asset			1,481			1,381

Net pension obligation			(6,102)			(5,641)

[a]	Included in the present value of liabilities of other plans is £80m (2013/14: £69m) related to unfunded pension arrangements.
[b]	There is no limiting effect of the asset ceiling as any accounting surplus arising is deemed to be recoverable due to the economic benefits available in the form of future refunds or reductions to future contributions.

At 31 March 2015 £9m (2013/14: £8m) of contributions to defined contribution plans were outstanding and are included within trade and other payables in the group balance sheet.

88	BT plc
Annual Report & Form 20-F 2015

18. Retirement benefit plans continued

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the plan assets and liabilities in the year and indicates where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m
At 1 April 2013	41,566	(47,422)	(5,856)
Current service cost	–	(272)	(272)
Interest on pension deficit	1,710	(1,945)	(235)
Settlements	(63)	61	(2)
Administration expenses and PPF levy	(40)	–	(40)
Included in the group income statement	1,607	(2,156)	(549)
Return on plan assets below the amount included in the group income statement[a]	(1,453)	–	(1,453)
Actuarial gain arising from changes in financial assumptions[b]	–	580	580
Actuarial loss arising from changes in demographic assumptions[b]	–	–	–
Actuarial loss arising from experience adjustments[c]	–	(306)	(306)
Included in the group statement of comprehensive income	(1,453)	274	(1,179)
Regular contributions by employer	228	–	228
Deficit contributions by employer	325	–	325
Included in the group cash flow statement	553	–	553
Contributions by employees	12	(12)	–
Benefits paid	(2,166)	2,166	–
Foreign exchange	(6)	15	9
Other movements	(2,160)	2,169	9
At 31 March 2014	40,113	(47,135)	(7,022)
Current service cost	–	(254)	(254)
Interest on pension deficit	1,663	(1,955)	(292)
Past service credit	–	5	5
Administration expenses and PPF levy	(42)	–	(42)
Included in the group income statement	1,621	(2,204)	(583)
Return on plan assets above the amount included in the group income statement[a]	3,083	–	3,083
Actuarial loss arising from changes in financial assumptions[b]	–	(4,703)	(4,703)
Actuarial gain arising from changes in demographic assumptions[b]	–	126	126
Actuarial gain arising from experience adjustments[c]	–	443	443
Included in the group statement of comprehensive income	3,083	(4,134)	(1,051)
Regular contributions by employer	178	–	178
Deficit contributions by employer	876	–	876
Included in the group cash flow statement	1,054	–	1,054
Contributions by employees	12	(12)	–
Benefits paid	(2,231)	2,231	–
Foreign exchange	(25)	44	19
Other movements	(2,244)	2,263	19
At 31 March 2015	43,627	(51,210)	(7,583)

[a]	The total actual return on plan assets in 2014/15 was a gain of £4,746m (2013/14: £257m).
[b]	The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[c]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being higher than the inflation assumption.

Notes to the consolidated financial statements	89

18. Retirement benefit plans continued

BTPS

At 31 March 2015 there were 306,500 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the scheme. Section A is for members who joined before 1 December 1971, Section B is for members who joined the scheme between 1 December 1971 and 31 March 1986 and Section C is for members who joined the scheme on or after 1 April 1986 but before the scheme closed to new entrants on 31 March 2001. The membership is analysed below.

At 31 March 2015	Number of active members	Number of deferred members	Number of pensioners	Total membership
Sections A and Ba	15,000	32,000	176,000	223,000
Section C	23,000	40,500	20,000	83,500
Total	38,000	72,500	196,000	306,500

At 31 March 2014
Sections A and Ba	17,000	35,500	176,500	229,000
Section C	24,000	41,000	19,000	84,000
Total	41,000	76,500	195,500	313,000

[a]	Section A and Section B memberships have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

Since 1 April 2009, when changes to member benefits and contribution rates were introduced, Section B and C members have accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60. Under the scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis	Preserved benefits are revalued	Increases in benefits in payment are
	increasing at the lower of RPI or the	before retirement based upon CPI	based upon CPI
Section C	individual’s actual pay increase
Increases in benefits in payment are
currently based upon RPI up to a
maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors all of whom are appointed by BT. The chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, at least one of the Trustee directors is customarily a current pensioner or deferred pensioner of the BTPS. Trustee directors are usually appointed for a three-year term but are then eligible for re-appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The allocations set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation. The BTPS also uses financial instruments to balance the asset allocation and to manage inflation risk, interest rate risk, liquidity risk and foreign currency risk.

Under IAS 19 plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories

•	securities listed on recognised stock exchanges are valued at closing bid prices
•	properties are valued on the basis of open market value
•	unlisted equities are valued in accordance with International Private Equity and Venture Capital (IPEVC) guidelines
•	unlisted fixed interest and index-linked instruments are valued using the latest market price or using discounted cash flow models that consider credit risk.

90	BT plc
Annual Report & Form 20-F 2015

18. Retirement benefit plans continued

The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

	2015[a]				2014[a]
At 31 March	Total assets £bn	of which quoted £bn	[b]	Total %	Total assets £bn	of which quoted £bn	[b]	Total %
Equities[c]	13.1	10.6		30	11.2	5.8		28
Fixed-interest securities	7.4	5.7		17	7.1	5.7		18
Index-linked securities	11.7	10.5		27	9.9	8.5		24
Property	4.6	–		11	4.3	–		11
Alternative assets[d]	6.2	–		14	7.1	1.0		18
Cash and other	0.4	–		1	0.3	–		1
Total	43.4	26.8		100	39.9	21.0		100

[a]	At 31 March 2015 and 31 March 2014, the Scheme’s assets did not include any directly held ordinary shares of the company. The Scheme held £9m (2013/14: £9m) of index-linked bonds issued by the group.
[b]	Assets with a quoted price in an active market.
[c]	At 31 March 2015, the BTPS held £0.8bn of UK equities (2013/14: £2.6bn).
[d]	Alternative asset classes include commodities, private equity and credit opportunities.

Longevity insurance

On 4 July 2014, the Scheme entered into arrangements to hedge around 25% of the Scheme’s exposure to potential improvements in longevity. These arrangements form part of the Scheme’s investment portfolio and will provide income to the Scheme in the event that pensions are paid out for longer than expected under the terms of the contract. To facilitate the transaction, the Trustee set up a wholly owned insurance company. The Scheme transferred longevity risk to this insurer, who has in turn reinsured this longevity risk with The Prudential Insurance Company of America, a U.S. based life insurance company. These arrangements required no additional cash contributions from BT. At 31 March 2015, the fair value of the insurance contract was negligible and has been included within cash and other assets.

Investment performance

The Trustee reports on investment performance against a benchmark which is based on the asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 30 June 2014 was as follows.

Period ending 30 June 2014	Benchmark %	Actual BTPS return %	Over (under) performance %
1 year	6.2	6.2	–
3 years	6.2	5.8	(0.4)
10 years	6.5	7.0	0.5

BTPS liabilities under IAS 19

Valuation methodology

The liabilities of the BTPS are measured as the present value of the estimated future benefit cash flows to be paid by the Scheme, calculated using the projected unit credit method. These calculations are performed for the company by a professionally qualified independent actuary.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement. The estimated duration of BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 15 years although the benefits payable by the BTPS are expected to be paid over more than 80 years as shown in the graph below. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

Notes to the consolidated financial statements	91

18. Retirement benefit plans continued

Key assumptions – IAS 19

The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 are shown below.

	Nominal rates (per year)						Real rates (per year)[a]
At 31 March	2015%		2014%		2013%		2015%	2014%	2013%
Rate used to discount liabilities	3.25		4.25		4.20		0.39	0.97	0.87
Inflation – increase in RPI	2.85		3.25		3.30		–	–	–
Inflation – increase in CPI	1.85	[b]	2.50	[c]	2.55	[c]	(1.0)[b]	(0.75)[c]	(0.75)[c]

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.
[b]	Assumed to be 0.2% lower after 31 March 2017.
[c]	Assumed to be 0.45% lower after 31 March 2016.

Rate used to discount liabilities

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate at 31 March 2015 is based on a market-based AA corporate bond yield curve allowing for the future expected benefit payments from the BTPS.

Inflation – increases in RPI and CPI

Salary increases are assumed to be aligned with CPI inflation whilst benefits are assumed to increase by either RPI or CPI inflation as prescribed by the rules of the BTPS and summarised above. The assumption for RPI has been assessed by reference to yields on long-term fixed and index-linked Government bonds and Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the long-term difference.

Longevity

The average life expectancy assumptions, after retirement at 60 years of age, are as follows.

At 31 March	2015 Number of years	2014 Number of years
Male in lower pay bracket	26.0	26.0
Male in medium pay bracket	27.3	27.7
Male in higher pay bracket	28.7
Female in lower pay bracket	28.7	28.5
Female in higher pay bracket	29.0
Average improvement for a member retiring at age 60 in 10 years’ time	1.0	1.0

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation. However, due to the size of the membership of the BTPS it is considered appropriate for the adopted life expectancy assumptions to take into account the actual membership experience of the scheme. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience at every triennial valuation.

92	BT plc
Annual Report & Form 20-F 2015

18. Retirement benefit plans continued

Sensitivity analysis of the principal assumptions used to measure BTPS liabilities

The assumptions on the discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of scheme liabilities. The table below provides an indication of the sensitivity of the IAS 19 pension liabilities at 31 March 2015, and of the income statement charge for 2015/16, to changes in these assumptions.

There may also be a move in the assets from changes in conditions. The total expected impact to liabilities and assets is illustrated as the sensitivity of the deficit. For example, the life expectancy scenario incorporates the expected movement in the value of the longevity hedge.

	Decrease (increase) in liability £bn	Decrease (increase) in deficit £bn	Decrease (increase) in service cost £m
0.25 percentage point increase to:
– discount rate	1.9	1.2 [a]	10
– inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(1.5)	(0.5)[b]	(10)
– CPI inflation rate (assuming RPI and salary increases are unchanged)	(1.0)	(1.0)	(5)
– salary increases (assuming RPI and CPI are unchanged)	(0.2)	(0.2)	(5)
Additional one year increase to life expectancy	(1.3)	(1.0)	(5)

[a]	Allows for the estimated impact on assets from a 0.25% per year increase to interest rates and corporate bond yields, with credit spreads unchanged.
[b]	Allows for the estimated impact on assets directly linked to inflation from a 0.25% per year increase to inflation.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the Scheme has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2014. The next funding valuation will have an effective date of no later than 30 June 2017.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

•	assets are valued at market value at the valuation date; and
•	liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations are shown below.

	June 2014 valuation £bn	June 2011 valuation £bn
BTPS liabilities	(47.2)	(40.8)
Market value of BTPS assets	40.2	36.9
Funding deficit	(7.0)	(3.9)
Percentage of accrued benefits covered by BTPS assets at valuation date	85.2%	90.4%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	63.0%	66.0%

The funding deficit increased to £7.0bn at 30 June 2014. While deficit contribution payments totalling £2.65bn and investment returns of 5.8% per year since the 2011 valuation contributed to higher assets at the 2014 valuation date, the low interest rate environment resulted in a higher value being placed on the Scheme’s liabilities which more than offset the improvements in the Scheme’s assets.

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2014 valuation %	June 2011 valuation %	June 2014 valuation %	June 2011 valuation %
Average single equivalent discount rate	4.5	5.2	1.0	2.0
Average long-term increase in RPI	3.5	3.2	–	–
Average long-term increase in CPI	2.5	2.2	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

In line with developing market practice and reflecting a more sophisticated methodology, the discount rate at 30 June 2014 has been derived from prudent return expectations above a yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date. This gives a prudent discount rate of 2.1% per year above the yield curve initially, trending down to 0.6% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 4.5% per year.

Notes to the consolidated financial statements	93

18. Retirement benefit plans continued

The average life expectancy assumptions at the 2014 valuation date, for members 60 years of age, are as follows.

Number of years from 30 June 2014	June 2014 assumptions	June 2011 assumptions
Male in lower pay bracket	26.1	26.3
Male in medium pay bracket	27.5	28.1
Male in high pay bracket	29.0
Female in lower pay bracket	28.9	28.7
Female in high pay bracket	29.2
Average improvement for a member retiring at age 60 in 10 years’ time	1.3	1.2

Payments made to the BTPS
Year ended 31 March	2015 £m	2014 £m
Ordinary contributions	168	205
Deficit contributions	875	325
Total contributions in the year	1,043	530

The group made a deficit contribution payment of £625m in April 2015 and expects to make further contributions of approximately £510m to the BTPS in 2015/16, comprising ordinary contributions of approximately £260m and deficit contributions of £250m.

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In January 2015, the 2014 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2014 was £7.0bn. Under the associated recovery plan BT made payments of £875m in March 2015 and £625m in April 2015. BT will make future deficit payments in line with the table below.

Year to 31 March	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Deficit contribution (£m)	250	250	688	699	711	724	670	670	670	495	495	495	495	495	289

The ordinary contribution rate to meet the benefits of current employed members increased from 13.5% to 16.0% of pensionable salaries (including employee contributions) from 1 April 2015 through to the next valuation date.

Other protections

The 2014 funding agreement with the Trustee included additional features for BT to provide support to the Scheme. These include:

Feature	Detail
Shareholder distributions

In the event that shareholder distributions exceed an agreed threshold, BT will provide matching payments to the Scheme.

The threshold allows for 15% per year dividend per share growth plus £300m per year of share buybacks on a cumulative basis.

BT will consult with the Trustee if it considers share buybacks in excess of £300m per year or making a special dividend.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.
Material corporate events

In the event that BT generates net cash proceeds greater than £1bn from disposals (net of acquisitions) in any 12-month period, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds.

BT will consult with the Trustee if:

– it considers making acquisitions with a total cost of more than £1bn in any 12-month period; or

– it considers making disposals of more than £1bn; or

– it considers making a Class 1 transaction (acquisition or disposal); or

– it is subject to a takeover offer.

BT will advise the Trustee should there be other material corporate events which may impact BT’s covenant to the Scheme.

These provisions apply from 29 January 2015 until 31 March 2019, or until the finalisation of the next valuation if earlier.
Negative pledge	A negative pledge that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

94	BT plc
Annual Report & Form 20-F 2015

18. Retirement benefit plans continued

In the unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail
Crown Guarantee	The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

– the Crown Guarantee covers BT’s funding obligation in relation to members of the Scheme who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions);

– the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the Scheme.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the Scheme and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Pension Protection Fund (PPF)	The Pension Protection Fund (PPF) may take over the Scheme and pay benefits to members not covered by the Crown Guarantee.

There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the Scheme.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans in most other countries with a focus on these being appropriate for the local market and culture.

After the BTPS, the largest defined benefit plan sponsored by the group is a plan in the Netherlands with liabilities of around £180m.

The BT Retirement Saving Scheme (BTRSS) is the largest defined contribution scheme maintained by the group with around 29,000 active members. In the year to 31 March 2015, the group contributed £105m to the BTRSS.

19. Share-based payments

Overview

The ultimate parent company, BT Group plc, has savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. It also has several share plans for executives. All share-based payment plans are equity settled instruments of BT Group plc and details of these plans and an analysis of the total charge by type of award are set out below.

Year ended 31 March	2015 £m	2014 £m	2013 £m
Employee Saveshare Plans	25	25	25
Executive Share Plans:
Incentive Share Plan (ISP)	32	21	27
Deferred Bonus Plan (DBP)	9	11	10
Other plans	4	3	2
	70	60	64

Employee Saveshare Plans

Under an HMRC approved savings-related share option plan employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.

Incentive Share Plan (ISP)

Under the ISP, participants are only entitled to these shares in full at the end of a three-year period if BT Group plc has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2014/15, 2013/14 and 2012/13: 40% of each award is linked to a total shareholder return target (TSR) for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative free cash flow measure, and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees of the group. Shares in BT Group plc are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

In accordance with the terms of the ISP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in shares of BT Group plc for the potential benefit of the participants.

Notes to the consolidated financial statements	95

19. Share-based payments continued

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2015 millions	2014 millions	2013 millions	2015 pence	2014 pence	2013 pence
Outstanding at 1 April	459	490	561	102	91	79
Granted	81	40	66	326	257	176
Forfeited	(9)	(10)	(10)	239	158	120
Exercised	(304)	(57)	(119)	65	110	69
Expired	(1)	(4)	(8)	163	78	188
Outstanding at 31 March	226	459	490	226	102	91
Exercisable at 31 March	–	2	–	74	111	–

The weighted average share price for all options exercised during 2014/15 was 382p (2013/14: 356p, 2012/13: 221p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at 31 March 2015.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life
2015	104p – 189p	135p	61	10 months
2016	156p – 280p	205p	33	22 months
2017	168p – 359p	236p	54	34 months
2018	249p – 319p	251p	22	46 months
2019	319p	319p	56	58 months
Total		226p	226	32 months

GSOP and GLOP (Legacy Executive Plans)

During 2014/15 1m (2013/14: 9m, 2012/13: 12m) options were exercised, nil (2013/14: nil, 2012/13: 1m) options expired and nil (2013/14: nil, 2012/13: nil) options were forfeited under former executive share option plans (GSOP and GLOP). There were no options outstanding at 31 March 2015.

Executive share plans

Movements in executive share plan awards during 2014/15 are shown below:

	Number of shares (millions)
	ISP	DBP	Total
At 1 April 2014	70	13	83
Awards granted	16	3	19
Awards vested	(20)	(5)	(25)
Awards lapsed	(11)	–	(11)
Dividend shares reinvested	2	–	2
At 31 March 2015	57	11	68

96	BT plc
Annual Report & Form 20-F 2015

19. Share-based payments continued

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2014/15, 2013/14 and 2012/13.

	2015		2014		2013
Year ended 31 March	Employee Saveshare	ISP	Employee Saveshare	ISP	Employee Saveshare	ISP
Weighted average fair value	82p	309p	61p	269p	43p	170p
Weighted average share price	387p	393p	310p	315p	209p	204p
Weighted average exercise price	326p	n/a	257p	n/a	176p	n/a
Expected dividend yield	3.5% – 3.8%	n/a	3.9% – 5.6%	n/a	3.6% – 5.2%	n/a
Risk free rates	1.2% – 2.0%	1.2%	0.7% – 1.5%	0.7%	0.3% – 0.8%	0.4%
Expected volatility	22.2% – 24.9%	24.3%	23.3% – 31.9%	32.0%	28.1% – 36.5%	33.6%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT Group plc and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT Group plc share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP were determined using the market price of the shares at the date of grant. The weighted average share price for DBP awards granted in 2014/15 was 393p (2013/14: 315p, 2012/13: 203p).

20. Investments

At 31 March	2015 £m	2014 £m
Non-current assets
Available-for-sale	36	25
Amounts owed by ultimate parent company	1,307	1,225
Amounts owed by parent company	18,263	17,587
Fair value through profit and loss	8	9
	19,614	18,846
Current assets
Available-for-sale	3,133	1,774
Amounts owed by ultimate parent company	3	15
Amounts owed by parent company	45	763
Loans and receivables	390	–
	3,571	2,552

Loans and receivables are held on balance sheet at amortised cost, and this approximates to fair value. Loans and receivables consist of investments in term deposits denominated in Sterling £360m (2013/14: £nil) and in US Dollars of £30m (2013/14: £nil).

Amounts owed by parent and ultimate parent company mainly consist of Sterling denominated loans which earn a floating rate of interest based upon LIBOR. These are held at amortised cost and this approximates fair value. Further details of these amounts are disclosed in note 27.

Notes to the consolidated financial statements	97

20. Investments continued

Fair value hierarchy At 31 March 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Non-current and current investments
Available-for-sale investments	26	3,133	10	3,169
Fair value through profit or loss	8	–	–	8
Total	34	3,133	10	3,177

At 31 March 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Non-current and current investments
Available-for-sale investments	18	1,774	7	1,799
Fair value through profit or loss	9	–	–	9
Total	27	1,774	7	1,808

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities

Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

Level 1 balances consist of available-for-sale investments of £26m (2013/14: £18m) and listed investments of £8m (2013/14: £9m) designated at fair value through profit and loss.

Level 2 balances classified as available-for-sale consist of investments in funds denominated in Sterling of £2,784m (2013/14: £1,774m) and in Euros of £349m (2013/14: £nil).

Level 3 balances consist of available-for-sale investments of £10m (2013/14: £7m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value. A gain of £8m was recognised in the income statement in respect of Level 3 assets disposed of during 2014/15 (2013/14: £nil).

21. Cash and cash equivalents

At 31 March	2015 £m	2014 £m
Cash at bank and in hand	330	375
Cash equivalents
Loans and receivables
US deposits	28	55
UK deposits	28	257
Other deposits	43	3
Total cash equivalents	99	315
Total cash and cash equivalents	429	690
Bank overdrafts (note 22)	(27)	(11)
Cash and cash equivalents per the cash flow statement	402	679

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on bank accounts included within each scheme.

The group’s cash and cash equivalents included restricted cash of £143m (2013/14: £109m), of which £140m (2013/14: £106m) was held in countries in which prior approval is required to transfer funds abroad. Such funds can be used by the group within a reasonable period of time if it complies with these requirements. The remaining balance of £3m (2013/14: £3m) was held in escrow accounts.

Cash and cash equivalents are classified as loans and receivables and are held on the balance sheet at amortised cost which equates to fair value.

98	BT plc
Annual Report & Form 20-F 2015

22. Loans and other borrowings

Capital management policy

The capital structure is managed by BT Group plc, the ultimate parent of the group.

Its capital management policy is set out in the Report of the Directors on page 55.

Loans and borrowings

At 31 March	2015 £m	2014 £m
5.25% €750m bond due June 2014[a]	–	645
6.125% €600m bond due July 2014[a,b]	–	518
2.00% US$750m bond due June 2015[a]	508	452
6.50% €1,000m bond due July 2015[a]	758	867
1.625% US$600m bond due June 2016[a]	406	361
8.50% £683m bond due December 2016 (minimum 7.50%d)	695	699
1.25% US$500m bond due February 2017[a]	337	300
6.625% £500m bond due June 2017[a]	525	526
5.95% US$1,100m bond due January 2018[a]	750	668
2.35% US$800m bond due February 2019[a]	541	481
1.125% €1,000m bond due June 2019	730	–
8.625% £300m bond due March 2020	299	299
3.50% £250m index linked bond due April 2025	392	382
5.75% £600m bond due December 2028[c]	751	670
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%d)	1,850	1,648
6.375% £500m bond due June 2037[a]	522	522
Total listed bonds	9,064	9,038
Finance leases	238	264
Commercial paper[e]	–	324
Other loans	439	177
Bank overdrafts	27	11
Amounts due to ultimate parent company[f]	1,004	–
Total other loans and borrowings	1,470	512
Total loans and borrowings	10,772	9,814

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB-, respectively.
[c]	Designated in a fair value hedge relationship.
[d]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A- respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[e]	Commercial paper of £nil (2013/14: £237m) is denominated in Euros and of £nil (2013/14: £87m) in US Dollars.
[f]	Amounts due to ultimate parent company are denominated in Sterling and incur a floating rate of interest based on LIBOR.

Notes to the consolidated financial statements	99

22. Loans and other borrowings continued

Unless designated in a fair value hedge relationship, all loans and other borrowings are carried in the group balance sheet and table above at amortised cost. The fair value of listed bonds is £10,919m (2013/14: £10,597m) and the fair value of finance leases is £273m (2013/14: £286m).

The fair value of the group’s bonds and other long-term borrowings is estimated on the basis of quoted market prices, based on the same or similar issues, where they exist. Where the same or similar issues do not exist, the fair value is estimated based on the calculation of future cash flows using blended discount rates in effect at the balance sheet date. The fair value measurement is categorised at Level 2 of the fair value hierarchy as defined in note 20.

The carrying amount of commercial paper, other loans and bank overdrafts equates to fair value due to the short maturity of these items.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 March	2015 £m	2014 £m
Current liabilities
Listed bonds	1,422	1,349
Finance leases	13	14
Commercial paper	–	324
Other loans and bank overdrafts	465	186
Amount due to ultimate parent company	2	–
Total current liabilities	1,902	1,873
Non-current liabilities
Listed bonds	7,642	7,689
Finance leases	225	250
Other loans and borrowings	1	2
Amounts due to ultimate parent company	1,002	–
Total non-current liabilities	8,870	7,941
Total	10,772	9,814

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2015 and 2014 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £10,078m (2013/14: £9,496m) and repayments fall due as follows:

	2015			2014
At 31 March	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m
Within one year, or on demand	1,902	(152)	1,750	1,873	(183)	1,690
Between one and two years	1,431	(48)	1,383	1,291	(7)	1,284
Between two and three years	1,251	(191)	1,060	1,353	36	1,389
Between three and four years	549	(51)	498	1,172	(111)	1,061
Between four and five years	1,033	89	1,122	492	7	499
After five years	4,463	(198)	4,265	3,572	1	3,573
Total due for repayment after more than one year	8,727	(399)	8,328	7,880	(74)	7,806
Total repayments	10,629	(551)	10,078	9,753	(257)	9,496
Fair value adjustments for hedged risk	143			61
Total loans and other borrowings	10,772			9,814

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

100	BT plc
Annual Report & Form 20-F 2015

22. Loans and other borrowings continued

Obligations under finance leases are analysed as follows:

	2015	2014	2015	2014
			Repayment of outstanding
At 31 March	Minimum lease payments £m	£m	£m	lease obligations £m
Amounts payable under finance leases:
Within one year	29	31	13	14
In the second to fifth years inclusive	101	111	46	51
After five years	269	307	179	199
	399	449	238	264
Less: future finance charges	(161)	(185)	–	–
Total finance lease obligations	238	264	238	264

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

23. Finance expense and income

Year ended 31 March	2015 £m	2014 £m	2013 £m
Finance expense
Interest on:
Financial liabilities at amortised cost	516	560	623
Finance leases	15	16	19
Derivatives	7	13	5
Fair value movements:
Bonds designated as hedged items in fair value hedges	82	(47)	31
Derivatives designated as hedging instrument in fair value hedges	(82)	47	(31)
Derivatives not in a designated hedge relationship	7	(2)	6
Reclassification of cash flow hedge from other comprehensive income	26	9	12
Unwinding of discount on provisions	8	8	6
Interest payable on ultimate parent company borrowings	2	–	–
Finance expense	581	604	671
Less: interest capitalised at weighted average rate of 6.0% (2013/14: 6.1%, 2012/13: 6.1%)	(2)	(1)	(5)
Total finance expense before specific items	579	603	666
Specific items (note 8)	299	235	119
Total finance expense	878	838	785

Year ended 31 March	2015 £m	2014 £m	2013 £m
Finance income
Interest on available-for-sale investments	8	5	7
Interest on loans and receivables	9	7	6
Interest income on loans to immediate and ultimate parent company	218	208	261
Total finance income	235	220	274

Year ended 31 March	2015 £m	2014 £m	2013 £m
Net finance expense before specific items	344	383	392
Specific items (note 8)	299	235	119
Net finance expense	643	618	511

Notes to the consolidated financial statements	101

24. Financial instruments and risk management

Risk management is performed by BT Group plc, the ultimate parent company.

The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.

Treasury operations

The group has a centralised treasury operation whose primary role is to manage liquidity and funding requirements and the group’s exposure to associated financial and market risks, including credit risk, interest rate risk and foreign exchange risk.

Treasury policy

Treasury policy is set by the BT Group plc Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of the borrowing, investments and group-wide exposures. The BT Group plc Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the Chairman, the Chief Executive or the Group Finance Director BT Group plc.

There has been no change in the nature of the group’s risk profile between 31 March 2015 and the date of approval of these financial statements.

Interest rate risk management

Management policy

Interest rate risk arises primarily from the group’s long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rate, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

The group’s policy, as set by the BT Group plc Board, is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the BT Group plc Group Finance Director, Director of Treasury, Tax and Risk Management or the BT Group Treasurer who have been delegated such authority from the BT Group plc Board.

Hedging strategy

In order to manage the group’s interest rate profile, the group has entered into cross-currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of our long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

Foreign exchange risk management

Management policy

The purpose of our foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates.

The BT Group plc Board’s policy for foreign exchange risk management defines the type of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions.

Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the BT Group plc Group Finance Director, Director of Treasury, Tax and Risk Management or the BT Group Treasurer who have been delegated such authority by the BT Group plc Board.

Hedging strategy

A significant proportion of the group’s external revenue and costs arise within the UK and are denominated in Sterling. The group’s non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. Foreign currency borrowings used to finance the group’s operations have been predominantly swapped into Sterling using cross-currency swaps.

The group also enters into forward currency contracts to hedge foreign currency, capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.

102	BT plc
Annual Report & Form 20-F 2015

24. Financial instruments and risk management continued

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

	2015			2014
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	7,601	1,995	9,596	7,946	1,265	9,211
Euro	–	482	482	–	285	285
Total	7,601	2,477	10,078	7,946	1,550	9,496
Ratio of fixed to floating	75%	25%	100%	84%	16%	100%
Weighted average effective fixed interest rate – Sterling	6.3%			6.6%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

Sensitivity analysis

The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management have concluded that the following are reasonable benchmarks for performing sensitivity analysis:

– for interest, a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies

– for foreign exchange, a 10% strengthening/weakening in Sterling against other currencies

The impact on the group’s annual net finance expense of a 1% increase in interest rates would be a decrease of £200m (2013/14: £207m). The impact on equity, before tax, of a 1% increase in interest rates is as detailed below:

At 31 March	2015 £m Increase (Reduce)	2014 £m Increase (Reduce)
Sterling interest rates	428	337
US Dollar interest rates	(400)	(361)
Euro interest rates	(34)	(14)

A 1% decrease in interest rates would have broadly the same impact in the opposite direction.

The group’s exposure to foreign exchange volatility in the income statement, after hedging, and within shareholders’ equity (excluding translation exposures) was insignificant in both 2014/15 and 2013/14.

Credit ratings

The group’s 2016 and 2030 bonds contain covenants which have required the group to pay higher rates of interest once the group ceased to be rated at least A3 in the case of Moody’s or at least A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £2.5bn at 31 March 2015, the group’s finance expense would increase/decrease by approximately £12m a year if BT’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies from the current ratings.

BT Group plc’s credit ratings were as detailed below:

	2015		2014
At 31 March	Rating	Outlook	Rating	Outlook
Rating agency
Standard & Poor’s	BBB	Stable	BBB	Stable
Moody’s	Baa2	Positive	Baa2	Positive

BT Group plc is targeting a BBB+/Baa1 credit rating over the medium term.

Notes to the consolidated financial statements	103

24. Financial instruments and risk management continued

Liquidity risk management

Management policy

The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of the group’s loans and borrowings at 31 March 2015 is disclosed in note 22. The group has term debt maturities of £1.3bn in 2015/16.

Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the BT Group plc Board. The group holds cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2015 the group had undrawn committed borrowing facilities of £1.5bn (2013/14: £1.5bn) maturing in September 2019 and a further £3.6bn (2013/14: £nil) with an availability period to the earlier of the completion of BT Group plc’s planned acquisition of EE, or August 2016. This is subject to certain restrictions and can only be used to fund the transaction, including transaction costs.

Maturity analysis

The following table provides an analysis of the remaining contractually agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities

At 31 March 2015	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	1,706	515	3,805	32	6,058
Between one and two years	1,431	458	–	19	1,908
Between two and three years	1,251	392	–	15	1,658
Between three and four years	549	315	–	15	879
Between four and five years	1,033	302	–	13	1,348
After five years	4,463	2,973	–	218	7,654
	10,433	4,955	3,805	312	19,505
Interest payments not yet accrued	–	(4,759)	–	–	(4,759)
Fair value adjustment for hedged risk	143	–	–	–	143
Impact of discounting	–	–	–	(104)	(104)
Carrying value on the balance sheet[a]	10,576	196	3,805	208	14,785

At 31 March 2014	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	1,641	554	3,756	37	5,988
Between one and two years	1,291	485	–	36	1,812
Between two and three years	1,353	424	–	22	1,799
Between three and four years	1,172	360	–	18	1,550
Between four and five years	492	287	–	17	796
After five years	3,572	3,045	–	225	6,842
	9,521	5,155	3,756	355	18,787
Interest payments not yet accrued	–	(4,923)	–	–	(4,923)
Fair value adjustment for hedged risk	61	–	–	–	61
Impact of discounting	–	–	–	(157)	(157)
Carrying value on the balance sheet[a]	9,582	232	3,756	198	13,768

[a]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

104	BT plc
Annual Report & Form 20-F 2015

24. Financial instruments and risk management continued

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

Derivative financial liabilities

	Analysed by earliest payment date[a]				Analysed based on holding instrument to maturity
	Derivatives –	Derivatives –	Derivatives –		Derivatives –	Derivatives –	Derivatives –
	net	gross settled	gross settled		net	gross settled	gross settled
	settled	outflows	inflows	Total	settled	outflows	inflows	Total
At 31 March 2015	£m	£m	£m	£m	£m	£m	£m	£m
Due within one year	215	1,421	(1,292)	344	88	1,320	(1,179)	229
Between one and two years	471	39	(26)	484	109	42	(30)	121
Between two and three years	273	38	(26)	285	92	42	(30)	104
Between three and four years	177	38	(26)	189	94	42	(30)	106
Between four and five years	48	838	(749)	137	111	842	(753)	200
After five years	–	390	(394)	(4)	690	476	(491)	675
Total[b]	1,184	2,764	(2,513)	1,435	1,184	2,764	(2,513)	1,435

	Analysed by earliest payment date[a]				Analysed based on holding instrument to maturity
	Derivatives –	Derivatives –	Derivatives –		Derivatives –	Derivatives –	Derivatives –
	net	gross settled	gross settled		net	gross settled	gross settled
	settled	outflows	inflows	Total	settled	outflows	inflows	Total
At 31 March 2014	£m	£m	£m	£m	£m	£m	£m	£m
Due within one year	263	1,754	(1,706)	311	125	1,754	(1,706)	173
Between one and two years	351	661	(619)	393	84	560	(525)	119
Between two and three years	642	947	(904)	685	84	950	(908)	126
Between three and four years	70	806	(821)	55	84	65	(61)	88
Between four and five years	–	334	(327)	7	84	369	(361)	92
After five years	–	198	(186)	12	865	1,002	(1,002)	865
Total[b]	1,326	4,700	(4,563)	1,463	1,326	4,700	(4,563)	1,463

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Credit risk management

Management policy

The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading-related receivables.

For treasury-related balances, the BT Group plc Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A– for long-term and P1/A1 for short-term investments. Action is taken where appropriate and cost effective, if counterparties in respect of existing transactions fall below the permitted criteria.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty and in response to market conditions, up to the maximum allowable limit set by the BT Group plc Board.

Operational management policy

The BT Group plc Board’s credit policy for trading-related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, the group may endeavour to minimise risks by requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2015 £m	2014 £m
Derivative financial assets		1,329	653
Investments	20	23,185	21,398
Trade and other receivables[a]	15	2,264	2,189
Cash and cash equivalents	21	429	690
		27,207	24,930

[a]	The carrying amount excludes £184m (2013/14: £214m) of non-current trade and other receivables which relate to non-financial assets, and £876m (2013/14: £722m) of prepayments and other receivables.

Notes to the consolidated financial statements	105

24. Financial instruments and risk management continued

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2015 £m	2014 £m
Aa2/AA and above	3,133	1,774
Aa3/AA–	206	47
A1/A+	248	111
A2/Aa	793	434
A3/A–	121	–
Baa1/BBB+	439	376
Baa2/BBB and below	11	–
	4,951	2,742

[a]	The group holds cash collateral of £437m (2013/14: £174m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for trading balances of the group is provided in note 15, which analyses outstanding balances by line of business.

Where multiple transactions are undertaken with a single financial counterparty, or group of related counterparties the group has entered into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. The group has also entered into credit support agreements with certain swap counterparties whereby on a weekly and monthly basis the fair value position on notional £945m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash inflow during the year was £297m (2013/14: cash outflow of £209m). The collateral paid and received is recognised within current asset investments (2013/14: cash and cash equivalents), and loans and other borrowings, respectively.

Offsetting of financial instruments

The table below shows the group’s financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet
			Amounts	Right of
			presented in	set off with
	Gross	Amounts	the balance	derivative	Cash	Net
Financial assets and liabilities	amounts	set off	sheet	counterparties	collateral	amount
At 31 March 2015	£m	£m	£m	£m	£m	£m
Derivative financial assets	1,329	–	1,329	(603)	(437)	289
Derivative financial liabilities	(1,095)	–	(1,095)	603	30	(462)
Cash and cash equivalents	583	(154)	429	–	–	429
Bank overdrafts	(181)	154	(27)	–	–	(27)
Total	636	–	636	–	(407)	229

				Related amounts not set off in the balance sheet
			Amounts	Right of
			presented in	set off with
	Gross	Amounts	the balance	derivative	Cash	Net
Financial assets and liabilities	amounts	set off	sheet	counterparties	collateral	amount
At 31 March 2014	£m	£m	£m	£m	£m	£m
Derivative financial assets	653	–	653	(297)	(174)	182
Derivative financial liabilities	(818)	–	(818)	297	20	(501)
Cash and cash equivalents	3,160	(2,470)	690	–	–	690
Bank overdrafts	(2,481)	2,470	(11)	–	–	(11)
Total	514	–	514	–	(154)	360

Cash and cash equivalents and bank overdrafts include amounts set off of £154m (2013/14: £2,470m) as part of a master netting agreement with Barclays Bank Plc. Balances held within this arrangement are pooled and interest is paid or received on the net balance.

106	BT plc
Annual Report & Form 20-F 2015

24. Financial instruments and risk management continued

Derivatives

All of the group’s derivative financial instruments are held at fair value on the group’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

Derivatives At 31 March 2015	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	86	941	161	698
Designated in a fair value hedge	6	143	–	–
Other	5	148	7	229
Total derivatives	97	1,232	168	927

Derivatives At 31 March 2014	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	73	394	74	514
Designated in a fair value hedge	6	61	–	–
Other	35	84	65	165
Total derivatives	114	539	139	679

During the year the group deferred a gain of £nil (2013/14: £16m) relating to the fair value of a derivative energy contract at initial recognition. At 31 March 2015 the amount deferred which is not yet recognised in the income statement is £14m (2013/14: £14m). With the exception of this contract which is included at Level 3, and valued using assumptions on volumes, inflation, and market energy prices, all other derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 20.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro and US Dollar denominated borrowings. Forward currency contracts are taken out to hedge step up interest on currency denominated borrowings relating to our 2030 US Dollar bond. The hedged cash flows will affect profit or loss as interest and principal amounts are repaid over the remaining term of the borrowings. (See note 22 Loans and other borrowings).

Forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies, are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows will be recognised in the income statement over this period.

All cash flow hedges were fully effective in the period. See note 25 for details of the movements in the cash flow hedge reserve.

Fair value hedges

Fair value hedges consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of the 2028 Sterling bond due to movements in market interest rates.

Gains and losses arising on fair value hedges are disclosed in note 25.

Other derivatives

BT Group plc’s policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under IAS 39.

Notes to the consolidated financial statements	107

25. Other reserves

	Other comprehensive income
	Cash flow reserve[a] £m	Available-for- sale reserve[b] £m	Translation reserve[c] £m	Merger and other reserves[d] £m	Total other reserves £m
At 1 April 2012	229	24	366	858	1,477
Exchange differences	–	–	47	–	47
Net fair value gain on cash flow hedges	105	–	–	–	105
Recognised in income and expense	(168)	–	–	–	(168)
Fair value movement on available-for-sale assets	–	14	–	–	14
Tax recognised in other comprehensive income	14	–	10	–	24
At 1 April 2013	180	38	423	858	1,499
Exchange differences	–	–	(176)	–	(176)
Net fair value loss on cash flow hedges	(528)	–	–	–	(528)
Recognised in income and expense	384	–	–	–	384
Fair value movement on available-for-sale assets	–	(27)	–	–	(27)
Tax recognised in other comprehensive income	6	–	(2)	–	4
At 1 April 2014	42	11	245	858	1,156
Exchange differences	–	–	5	–	5
Net fair value gain on cash flow hedges	207	–	–	–	207
Recognised in income and expense	(218)	–	–	–	(218)
Fair value movements on available-for-sale assets	–	7	–	–	7
Tax recognised in other comprehensive income	24	–	13	–	37
At 31 March 2015	55	18	263	858	1,194

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net charge to the cash flow reserve of £244m (2013/14: net credit of £374m, 2012/13: net charge of £180m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[c]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
[d]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior ultimate parent company, British Telecommunications plc.

108	BT plc
Annual Report & Form 20-F 2015

26. Directors’ emoluments and pensions

For the year ended 31 March 2015 the aggregate emoluments of the directors excluding deferred bonuses of £355,000 (2013/14: £693,000) was £2,177,000 (2013/14: £2,263,000). Deferred bonuses are payable in 5p ordinary shares of BT Group plc in three years’ time subject to continuous employment.

Retirement benefits were accruing to one director (2013/14: one) under a money purchase scheme.

During the year one director exercised options (2013/14: one) under BT Group plc share option plans. Three directors who held office for the whole or part of the year (2013/14: three) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares which vested to directors during the year under BT long-term incentive plans was £3,512,000 (2013/14: £4,412,000).

The emoluments of the highest paid director excluding his deferred bonus of £238,000 (2013/14: £515,000) were £1,321,000 (2013/14: £1,464,000). He is entitled to receive 1,932,972 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met.

Included in the above aggregate emoluments are those of Tony Chanmugam who is also a director of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by him between his services as director of the company and his services as director of BT Group plc.

The emoluments of the directors are calculated in accordance with the relevant statutory provisions applicable to the company.

27. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee of BT Group plc as well as the directors of the company. Compensation of key management personnel is disclosed in note 5.

Amounts paid to the group’s retirement benefit plans are set out in note 18.

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares, the exercise of share options and the issuance of ordinary shares. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

A dividend of £1,200m (2013/14: £1,300m) was settled on 15 May 2014 with the parent company in relation to the year ended 31 March 2014. See note 10 and the group statement of changes in equity. A dividend of £1,450m has been declared in relation to the year ended 31 March 2015. This was declared after 31 March 2015 so no liability (amount owed to parent company) is recorded in these financial statements.

The loan facilities with both the parent company and ultimate parent company accrue interest at a rate of LIBOR plus 102.5 basis points, and are subject to an overall maximum of £25bn and £10bn respectively. The parent company currently finances its obligations on the loan as they fall due through dividends paid by the company.

On 12 February 2015 the ultimate parent company raised £1.0bn from an equity placing and entered into an additional intercompany loan agreement with British Telecommunications plc for this amount. This amount was raised to support BT Group plc’s planned acquisition of EE. Transaction costs of £26m relating to the planned acquisition were incurred by British Telecommunications plc in 2014/15.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is set out below:

		2015		2014
	Notes	Asset (liability) at 31 March £m	Finance income (expense) £m	Asset (liability) at 31 March £m	Finance income (expense) £m
Amounts owed by (to) parent company
Loan facility – non-current assets investments	20, 23	18,263	195	17,587	180
Loan facility – current asset investments	20	45	n/a	763	n/a
Trade and other receivables	15	–	n/a	–	n/a
Trade and other payables	16	(41)	n/a	(40)	n/a
Amounts owed by (to) ultimate parent company
Non-current assets investments	20, 23	1,307	23	1,225	28
Non-current liabilities loans	22	(1,002)	(2)	–	–
Trade and other receivables	15	1	n/a	4	n/a
Current asset investments	20	3	n/a	15	n/a
Current liabilities loans	22	(2)	–	–	–
Trade and other payables	16	(5)	n/a	(8)	n/a

Notes to the consolidated financial statements	109

28. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2015 £m	2014 £m
Capital commitments	507	400
Programme rights commitments	2,512	1,657
Total	3,019	2,057

At 31 March 2015 programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the group were as follows:

	2015 £m	2014 £m
Payable in the year ending 31 March:
2015	–	396
2016	427	397
2017	401	368
2018	392	365
2019	377	363
2020	365	366
Thereafter	4,562	4,583
Total future minimum operating lease payments	6,524	6,838

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 17 years (2013/14: 18 years) and rentals are fixed for an average of 17 years (2013/14: 18 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2015 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

Under the Broadband Delivery UK programme, grants received by the group may be subject to re-investment or repayment to the customer depending on the level of take-up.

The group has provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations, which is expected to be when the leases end on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2014/15 the aggregate volume and value of legal actions which the group is party to reduced.

29. Subsequent events

The shareholders of BT Group plc, the group’s ultimate parent company, approved the proposed acquisition of EE on 30 April 2015 and we are now awaiting approval from the Competition and Markets Authority. Subject to merger clearance, we expect the transaction to complete before the end of the 2015/16 financial year.

110	BT plc
Annual Report & Form 20-F 2015

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF BRITISH TELECOMMUNICATIONS PLC

Report on the parent company financial statements

Our opinion

In our opinion, British Telecommunications plc’s parent company financial statements (the ‘financial statements’):

•	give a true and fair view of the state of the parent company’s affairs as at 31 March 2015;
•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

British Telecommunications plc’s financial statements comprise:

•	the parent company balance sheet as at 31 March 2015;
•	the parent company accounting policies for the year then ended; and
•	the notes to the financial statements which include other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion, the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 58, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland) (‘ISAs (UK & Ireland)’). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•	whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed;
•	the reasonableness of significant accounting estimates made by the directors; and
•	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report & Form 20-F 2015 to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the group financial statements of British Telecommunications plc for the year ended 31 March 2015.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

13 May 2015

Parent company accounting policies	111

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC
BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES

(i)    Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP).

The principal accounting policies are set out below and have been applied consistently throughout the year and the previous year.

The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.

Exemptions

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

The BT plc consolidated financial statements for the year ended 31 March 2015 contain a consolidated cash flow statement. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’, not to present its own cash flow statement.

The BT plc consolidated financial statements for the year ended 31 March 2015 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.

The BT plc consolidated financial statements for the year ended 31 March 2015 contain financial instruments disclosures which are prepared in accordance with IFRS 7 and which therefore comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted from the disclosure requirements of FRS 29 in respect of its financial instruments.

Accounting standards, interpretations and amendments not yet effective

Following the publication of FRS 100 ‘Application of Financial Reporting Requirements’ by the Financial Reporting Council, BT plc is required to change its accounting framework for its entity financial statements, which is currently UK GAAP, for its financial year commencing 1 April 2015. The purpose of FRS 100 is to align reporting in the UK with IFRS. The company will adopt FRS 101 ‘Reduced Disclosure Framework’.

Changes in presentation of the financial statements

In 2013/14 and 2012/13 tangible fixed assets were presented net of £126m and £15m of government grants respectively. These amounts are now disclosed within other creditors which is consistent with the current year treatment and as required by the Companies Act 2006. There was no impact to the results or financial position of the company resulting from this change in presentation.

(ii)    Turnover

Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover is recognised when it is probable that the economic benefits associated with a transaction will flow to the company and the amount of turnover and associated costs can be measured reliably. Where the company acts as an agent in a transaction, it recognises turnover net of directly attributable costs.

Services

Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which it relates. Turnover from calls is recognised at the time the call is made over the company’s network.

Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the company’s network.

Equipment sales

Turnover from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Turnover from long-term contractual arrangements, including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial set up, transition or transformation phase, which is deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, turnover is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria are applied to each element as described above.

112	BT plc
Annual Report & Form 20-F 2015

(iii)   Research and development

Research expenditure is recognised in the profit and loss account in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the profit and loss account in the period in which it is incurred unless it is probable that economic benefits will flow to the company from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use.

Research and development costs include direct and indirect labour, materials and directly attributable overheads.

(iv)  Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of tangible fixed assets where the company holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

(v)    Foreign currencies

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account in the line that most appropriately reflects the nature of the item or transaction.

(vi)  Goodwill and intangible assets

Goodwill arising from the purchase of businesses represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.

Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

If a business is subsequently sold, the appropriate unamortised goodwill is included in the profit and loss account in the period of disposal as part of the gain or loss on disposal.

Telecommunications licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

(vii) Tangible fixed assets

Tangible fixed assets are stated at historical cost, net of any accumulated depreciation, and any impairment charges. On disposal of tangible fixed assets, the difference between the sale proceeds and the net book value at the date of disposal is recorded in operating costs in the profit and loss account.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials, and directly attributable overheads. Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the
shorter
Network infrastructure
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years
Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 10 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

(viii) Impairment of fixed assets, intangible assets and goodwill

Fixed assets, intangible assets and goodwill are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount might not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after its initial recognition.

When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the continued use of the asset, and the fair value less cost to sell. Impairment losses are recognised in the profit and loss account.

(ix) Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Government grants received relating to the purchase or build of property, plant and equipment are recognised as deferred income within other creditors and are credited to the profit and loss account over the expected useful life of the related asset on a basis that is consistent with our depreciation policy.

Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the profit and loss account.

(x)    Investments in subsidiary undertakings

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Parent company accounting policies	113

(xi)  Stocks

Stocks mainly comprise items of equipment held for sale or rental and consumable items.

Equipment and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(xii) Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 14. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the profit and loss account.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the profit and loss account over the period of the related broadcast. Programme rights are tested for impairment in accordance with the company’s policy for impairment of fixed assets, intangible assets and goodwill set out on page 112.

(xiii) Redundancy costs

Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The company recognises redundancy or leaver costs when it is demonstrably committed to the affected employees leaving the company.

(xiv) Post retirement benefits

The company’s obligation in respect of defined benefit pension plans is the present value of the defined benefit pension obligation less the fair value of the plan assets. The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The profit and loss account charge is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from pension benefit earned by active employees in the current period. The net finance income reflects the expected return on the assets of the plan offset by the unwinding of the discount applied to the liabilities of the plan, based on conditions prevailing at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.

The company also operates defined contribution pension schemes and the profit and loss account charge represents the contributions payable for the year.

(xv) Share-based payments

The ultimate parent of BT plc, BT Group plc, operates a number of equity settled share-based arrangements, as detailed in note 19 to the BT plc consolidated financial statements, under which the company receives services from employees as consideration for equity instruments (share options and shares) of BT Group plc.

Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the company’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the profit and loss account. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the profit and loss account (reversing the previously recognised charges) in the year in which they lapse or are forfeited.

(xvi) Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. The company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the company establishes provisions where appropriate on the basis of the amounts expected to be paid to the tax authorities.

Deferred tax is recognised, in respect of timing differences between the carrying amount of the company’s assets and liabilities and their tax base. A deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible timing difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax balances are not discounted.

(xvii) Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

(xviii) Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil or the cost to exit the contract.

114	BT plc
Annual Report & Form 20-F 2015

(xix) Financial instruments

Financial assets

Financial assets at fair value through profit and loss

A financial asset is classified in this category if it is either acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets at fair value through profit and loss are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account. Any direct transaction costs are recognised immediately in the profit and loss account.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale. Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account.

Fixed asset investments

Fixed asset investments are stated at cost net of permanent diminution in value.

Available-for-sale financial assets

Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the profit and loss account) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account in the line that most appropriately reflects the nature of the item or transaction.

Debtors

Financial assets within debtors are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful debts. Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash

Cash includes cash in hand and bank deposits repayable on demand.

Impairment of financial assets

The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired. Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

Financial liabilities

Creditors

Financial liabilities within creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, are recognised in the profit and loss account.

Derivative financial instruments and hedge accounting

The company uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are classified as held for trading and are initially recognised and subsequently measured at fair value.

The gain or loss on re-measurement to fair value is recognised immediately in the profit and loss account in net finance expense. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either fixed assets or creditors falling due after more than one year.

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or no longer qualifies for hedge accounting or the company chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods that the hedged transaction affects the profit and loss account. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the profit and loss. Where ineffectiveness arises on highly probable transactions, it is recognised in the profit and loss account line that most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the profit and loss account at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation

Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.

Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.

Parent company financial statements	115
Parent company balance sheet

PARENT COMPANY BALANCE SHEET

British Telecommunications plc parent company balance sheet

At 31 March	Notes	2015 £m	2014 £m	[a]
Fixed assets
Intangible assets	1	458	470
Tangible assets	2	14,326	14,152
Derivative financial instruments	18	1,232	539
Investments in subsidiary undertakings, associates and joint ventures	3	29,539	32,243
Other investments	4	19,573	20,404
Total fixed assets		65,128	67,808
Current assets
Programme rights	5	118	107
Stocks		51	37
Debtors	6	3,128	2,711
Derivative financial instruments	18	97	114
Other investments	4	11,090	7,380
Cash		190	111
Total current assets		14,674	10,460
Creditors: amounts falling due within one year
Loans and other borrowings	7	34,690	12,004
Derivative financial instruments	18	168	139
Other creditors	8	4,405	4,197
Total creditors: amounts falling due within one year		39,263	16,340
Net current liabilities		(24,589)	(5,880)
Total assets less current liabilities		40,539	61,928
Creditors: amounts falling due after more than one year
Loans and other borrowings	7	14,384	37,249
Derivative financial instruments	18	927	679
Other creditors	9	1,444	1,045
Total creditors: amounts falling due after more than one year		16,755	38,973
Provisions for liabilities and charges
Deferred taxation	10	1,037	1,075
Other provisions	10	488	443
Total provisions for liabilities and charges		1,525	1,518
Net assets excluding pension obligation		22,259	21,437
Pension obligation	15	5,901	5,487
Net assets including pension obligation		16,358	15,950
Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	11	8,000	8,000
Other reserves	11, 12	783	768
Profit and loss account	11	5,403	5,010
Equity shareholders’ funds		16,358	15,950
[a] Restated for presentation of government grants (see notes 2 and 9).

The financial statements of the company on pages 111 to 127 were approved by the Board of Directors on 13 May 2015 and were signed on its behalf by

Tony Chanmugam

Director

116	BT plc
Annual Report & Form 20-F 2015

NOTES TO THE FINANCIAL STATEMENTS

1.    Intangible fixed assets

		Goodwill £m	Telecoms Licences £m	Other £m	Total £m
Cost
At 1 April 2014		473	202	–	675
Additions		–	–	10	10
At 31 March 2015		473	202	10	685

Accumulated amortisation
At 1 April 2014		205	–	–	205
Charge for the year		22	–	–	22
At 31 March 2015		227	–	–	227

Net book value
At 31 March 2015		246	202	10	458
At 31 March 2014		268	202	–	470

2. Tangible fixed assets
	Land and buildings £m	Network infrastructure £m [a]	Other £m [b]	Assets in course of construction £m	Total £m
Cost
At 1 April 2014[c]	412	41,105	4,789	1,107	47,413
Additions	–	–	117	2,307	2,424
Transfers	16	1,518	458	(1,992)	–
Disposals and adjustments	(15)	(1,137)	(188)	(12)	(1,352)
At 31 March 2015	413	41,486	5,176	1,410	48,485
Depreciation
At 1 April 2014	217	29,412	3,700	–	33,329
Charge for the year	21	1,666	545	–	2,232
Disposals and adjustments[d]	(12)	(1,144)	(172)	–	(1,328)
At 31 March 2015	226	29,934	4,073	–	34,233
Net book value
At 31 March 2015	187	11,552	1,103	1,410	14,252
Engineering stores	–	–	–	74	74
Total	187	11,552	1,103	1,484	14,326
At 31 March 2014[c]	195	11,693	1,089	1,107	14,084
Engineering stores	–	–	–	68	68
Total[c]	195	11,693	1,089	1,175	14,152

At 31 March				2015 £m	2014 £m
The net book value of land and buildings comprised:
Freehold				49	56
Leasehold				138	139
Total net book value of land and buildings				187	195

[a]	The net book value of assets held under finance leases included within network infrastructure at 31 March 2015 was £292m (2013/14: £118m). The depreciation charge on those assets for the year ended 31 March 2015 was £50m (2013/14: £150m). Within network infrastructure are assets with net book value of £7.4bn which have useful economic lives of more than 18 years.
[b]	Other mainly comprises software, computers and motor vehicles.
[c]	The opening cost at 1 April 2014 has been increased by £141m to restate the presentation of government grants, see note (i) on page 111 and notes 8 and 9.
[d]	Fully depreciated assets in the company’s fixed asset registers were reviewed during the year, as part of the BT Group plc annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £1.3bn.

Notes to the financial statements	117

3.    Investments in subsidiary undertakings, associates and joint ventures

	Subsidiary undertakings £m	Associates and joint ventures £m	Total £m
Cost
At 1 April 2014	38,783	8	38,791
Additions[a]	1,383	8	1,391
Disposals[a]	(56)	–	(56)
At 31 March 2015	40,110	16	40,126
Provisions and amounts written off
At 1 April 2014	6,548	–	6,548
Additions[a]	4,076	–	4,076
Disposals[a]	(37)	–	(37)
At 31 March 2015	10,587	–	10,587
Net book value at 31 March 2015	29,523	16	29,539
Net book value at 31 March 2014	32,235	8	32,243

[a]	Additions and disposals principally arise due to transactions undertaken to simplify our entity hierarchy.

Details of the principal operating subsidiary undertakings are set out on page 127.

4.    Other investments

At 31 March	2015 £m	2014 £m
Fixed assets
Available-for-sale assets	3	3
Loans to group undertakings	–	7,186
Loans to parent undertakings	19,570	13,215
	19,573	20,404
Current assets
Available-for-sale assets	3,133	1,774
Loans and receivables	445	309
Loans to group undertakings	7,464	4,711
Loans to parent undertakings	48	586
	11,090	7,380

Available-for-sale current assets consist of investments in AAA rated liquidity funds denominated in Sterling.

Loans and receivables consist of bank deposits totalling £445m (2013/14: £309m), £386m (2013/14: £254m) are denominated in Sterling and £59m (2013/14: £55m) are denominated in US Dollars.

Loans to group and parent undertakings total £27,082m (2013/14: £25,698m). These consist of amounts denominated in Sterling of £24,635m (2013/14: £21,126m), Euros of £1,295m (2013/14: £1,284m), US Dollars of £372m (2013/14: £2,418m) and other currencies of £780m (2013/14: £870m).

Intercompany loans and borrowings were restructured during 2014/15, such that loans of £7,186m due to other group entities became due to the immediate parent company.

5.    Programme rights

Total £m
At 1 April 2013	–
Additions	310
Amortisation	(203)
At 1 April 2014	107
Additions	341
Amortisation	(330)
At 31 March 2015	118

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Payments made for programme rights for which the legally enforceable licence period has not yet started are included within prepayments (see note 6).

Programme rights commitments are disclosed in note 14.

118	BT plc
Annual Report & Form 20-F 2015

6.    Debtors

At 31 March	2015 £m	2014 £m
Debtors due within one year
Trade debtors	669	632
Amount owed by group undertakings	1,193	1,015
Amount owed by parent undertakings	1	4
Other debtors	297	128
Accrued income	536	476
Prepayments	340	329
	3,036	2,584
Debtors due after more than one year
Other assets[a]	92	127
Total debtors	3,128	2,711

[a]	Primarily represents prepayments and costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

7.    Loans and other borrowings

At 31 March	2015 £m	2014 £m
5.25% €750m bond due June 2014[a]	–	645
6.125% €600m bond due July 2014[a,b]	–	518
2.00% US$750m bond due June 2015[a]	508	452
6.50% €1,000m bond due July 2015[a]	758	867
1.625% US$600m bond due June 2016[a]	406	361
8.50% £683m bond due December 2016 (minimum 7.50%d)	695	699
1.25% US$500m bond due February 2017[a]	337	300
6.625% £500m bond due June 2017[a]	525	526
5.95% US$1,100m bond due January 2018[a]	750	668
2.35% US$800m bond due February 2019[a]	541	481
1.125% €1,000m bond due June 2019	730	–
8.625% £300m bond due March 2020	299	299
3.50% £250m index linked bond due April 2025	392	382
5.75% £600m bond due December 2028[c]	751	670
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%d)	1,850	1,648
6.375% £500m bond due June 2037[a]	522	522
Total listed bonds	9,064	9,038
Finance leases	4	6
Finance leases with group undertakings[f]	294	50
Total finance leases	298	56
Commercial paper[e]	–	324
Loans from group undertakings[f]	39,270	39,655
Other loans	439	177
Bank overdrafts	3	3
Total other loans and borrowings	39,712	40,159
Total loans and borrowings	49,074	49,253

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB–, respectively.
[c]	Designated in a fair value hedge relationship.
[d]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A- respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[e]	Commercial paper of £nil (2013/14: £237m) is denominated in Euros and of £nil (2013/14: £87m) in US Dollars.
[f]	Loans from group undertakings including finance leases are £39,564m (2013/14: £39,705m) which consist of £37,191m (2013/14: £34,779m) denominated in Sterling, £1,371m (2013/14: £1,971m) denominated in Euros, £423m (2013/14: £2,464m) denominated in US Dollars and £579m (2013/14: £491m) denominated in other currencies. Included within these balances are fixed interest bonds issued to group undertakings amounting to £1,783m (2013/14: £1,714m) denominated in Sterling and £13m (2013/14: £15m) denominated in Euros with maturities between 2015 and 2025.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Notes to the financial statements	119

7.    Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2015 £m	2014 £m
Current liabilities
Listed bonds	1,422	1,349
Finance leases	2	2
Finance lease with subsidiary undertakings	62	33
Commercial paper	–	324
Loans from group undertakings	32,763	10,118
Other loans and bank overdrafts	441	178
Total current liabilities	34,690	12,004
Non-current liabilities
Listed bonds	7,642	7,689
Finance leases	2	4
Finance lease with subsidiary undertakings	232	17
Loans from group undertakings	6,507	29,537
Other loans and borrowings	1	2
Total non-current liabilities	14,384	37,249
Total	49,074	49,253

At 31 March	2015 £m	2014 £m
Repayments falling due as follows:
Within one year, or on demand	34,690	12,004
Between one and two years	1,477	1,283
Between two and three years	1,297	1,344
Between three and four years	594	1,163
Between four and five years	1,077	483
After five years	9,796	32,915
Total due for repayment after more than one year	14,241	37,188
Total repayments	48,931	49,192
Fair value adjustments for hedged risk	143	61
Total loans and other borrowings	49,074	49,253

During 2014/15, following a review of intra-group borrowings, the terms of certain agreements were amended resulting in a reclassification of £21,420m from non-current liabilities to current liabilities.

	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	2015 £m	2014 £m	2015 £m	2014 £m
Amounts payable under finance leases:
Within one year	77	36	64	35
In the second to fifth years inclusive	276	20	225	17
After five years	22	5	9	4
	375	61	298	56
Less: future finance charges	(77)	(5)	–	–
Total finance lease obligations	298	56	298	56

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

8.    Other creditors: amounts falling due within one year

At 31 March	2015 £m	2014 £m
Trade creditors	1,735	1,629
Amounts owed to group undertakings	620	437
Amounts owed to parent undertakings	47	48
Other taxation and social security	325	388
Current tax payable	80	143
Other creditors	397	414
Accrued expenses	301	283
Deferred income[a]	900	855
Total	4,405	4,197

[a]	Deferred income includes government grants received or accrued of £29m (2013/14: £nil).

120	BT plc
Annual Report & Form 20-F 2015

9.   Other creditors: amounts falling due after more than one year

At 31 March	2015 £m	2014 £m
Other creditors[a]	921	885
Deferred income[b]	523	160
Total	1,444	1,045

[a]	Other creditors mainly relate to operating lease liabilities.
[b]	Deferred income includes government grants received or accrued of £494m at 31 March 2015. Deferred income at 31 March 2014 has been increased by £141m to restate the presentation of government grants, see note (i) on page 111.

10.   Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions £m	[a]	Other provisions £m	[b]	Total £m
At 1 April 2014	201		242		443
Charged to the profit and loss account	46		86		132
Unwind of discount	8		–		8
Utilised or released	(38)		(63)		(101)
Transfers	–		6		6
At 31 March 2015	217		271		488

[a]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 31 years.
[b]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks, which will be utilised as the obligations are settled.

Deferred taxation

Deferred tax is provided for in full on certain timing differences.

£m
At 1 April 2014	1,075
Credit recognised in the profit and loss account	(46)
Charge recognised in reserves	8
At 31 March 2015	1,037

At 31 March	2015 £m	2014 £m
Tax effect of timing differences due to:
Excess capital allowances	1,112	1,168
Share-based payments	(27)	(29)
Other	(48)	(64)
Total provision for deferred taxation	1,037	1,075

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 15.

11.   Reconciliation of movement in equity shareholders’ funds

	Share capital £m	[a]	Share premium account £m	[b]	Other reserves £m [d]	Profit and loss account £m	Total £m
At 1 April 2013	2,172		8,000		904	5,757	16,833
Profit for the year[c]	–		–		–	1,944	1,944
Actuarial losses	–		–		–	(1,531)	(1,531)
Tax on actuarial losses	–		–		–	90	90
Share-based payments	–		–		–	50	50
Tax on items taken directly to equity	–		–		6	–	6
Decrease in fair value of cash flow hedges	–		–		(528)	–	(528)
Dividends to holding company	–		–		–	(1,300)	(1,300)
Recognised in profit and loss account in the year	–		–		386	–	386
At 1 April 2014	2,172		8,000		768	5,010	15,950
Profit for the year[c]	–		–		–	2,510	2,510
Actuarial losses	–		–		–	(1,245)	(1,245)
Tax on actuarial losses	–		–		–	258	258
Share-based payments	–		–		–	70	70
Tax on items taken directly to equity	–		–		24	–	24
Increase in fair value of cash flow hedges	–		–		207	–	207
Dividends to holding company	–		–		–	(1,200)	(1,200)
Recognised in profit and loss account in the year	–		–		(216)	–	(216)
At 31 March 2015	2,172		8,000		783	5,403	16,358

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2015 and 31 March 2014 was £2,172m representing 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
[c]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £2,510m (2013/14: £1,944m) before dividends paid of £1,200m (2013/14: £1,300m).
[d]	A breakdown of other reserves is provided in note 12.

Notes to the financial statements	121

12.   Reconciliation of movement in other reserves

	Cash flow reserve £m [a]	Capital redemption reserve £m	[b]	Total other reserves £m
At 1 April 2013	152	752		904
Net fair value losses	(528)	–		(528)
Recognised in profit and loss account in the year	386	–		386
Tax on items taken directly to equity	6	–		6
At 1 April 2014	16	752		768
Net fair value gains	207	–		207
Recognised in profit and loss account in the year	(216)	–		(216)
Tax on items taken directly to equity	24	–		24
At 31 March 2015	31	752		783

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts recognised in profit and loss account in the year relate to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The capital redemption reserve is not available for distribution.

13.   Related party transactions

The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.

Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. Consequently, the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’, from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.

14.   Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2015 £m	2014 £m
Contracts placed for capital expenditure not provided in the accounts	491	394
Programme rights commitments	2,512	1,657
Total	3,003	2,051

At 31 March 2015 programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the company were as follows:

At 31 March	2015 £m	2014 £m
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	11	11
Between one and five years	45	42
After five years	296	295
Total payable within one year	352	348

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 17 years (2013/14: 18 years) and rentals are fixed for an average of 17 years (2013/14: 18 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2015, other than those arising in the ordinary course of the company’s business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the company generally carries its own risks.

Under the Broadband Delivery UK programme, grants received by the company may be subject to re-investment or repayment to the customer depending on the level of take-up.

The company has provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefónica group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations, which is expected to be when the leases end on 30 January 2017.

The company does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the company. During 2014/15 the aggregate volume and value of legal actions which the company is party to reduced.

122	BT plc
Annual Report & Form 20-F 2015

15.   Retirement benefits

Background

The company has both defined benefit and defined contribution retirement benefit plans. These plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based defined contribution arrangement.

Accounting under FRS 17

Profit and loss account

Year ended 31 March	2015 £m	2014 £m
Current service cost – defined benefit plans	244	261
– defined contribution plans	135	115
Total operating charge	379	376
Expected return on pension plan assets	(1,871)	(2,028)
Interest expense on pension plan liabilities	1,944	1,933
Net finance expense (income)	73	(95)
Amount charged to profit before taxation	452	281

The total current service cost relating to defined benefit plans was £246m (2013/14: £263m) of which £2m (2013/14: £2m) has been recharged to subsidiary undertakings who are participating employers in the BTPS. The company retains the full liability for the BTPS.

The profit and loss account charge in respect of defined contribution schemes represents the contributions payable by the company based upon a fixed proportion of employees’ pay. The company has no exposure to investment and other experience risk.

Amounts recognised in equity shareholders’ funds

Year ended 31 March	2015 £m	2014 £m
Actuarial losses at 1 April	(7,747)	(6,216)
Actuarial (losses) gains for the year:
– arising on plan liabilities	(3,989)	289
– arising on plan assets	2,745	(1,820)
Effect of asset limit and acquisitions	(1)	–
Net actuarial losses recognised for the year in equity shareholders’ funds	(1,245)	(1,531)
Actuarial losses at 31 March	(8,992)	(7,747)

The history of actuarial gains and losses analysed between amounts arising from changes in assumptions and amounts arising from experience gains and losses is set out below:

At 31 March	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Present value of defined benefit liability	(50,779)	(46,799)	(47,040)	(40,667)	(38,754)
Fair value of plan assets	43,403	39,939	41,344	38,345	37,034
Impact of asset ceiling	(2)	–	–	–	–
Net pension obligation	(7,378)	(6,860)	(5,696)	(2,322)	(1,720)
Actuarial (losses) gains arising from assumptions used to value the defined benefit liability[a]	(4,431)	593	(6,078)	(1,007)	4,656
Actuarial gains (losses) arising from experience adjustments on defined benefit liability[b]	442	(304)	(142)	(640)	258
Total actuarial (losses) gains arising on defined benefit liability	(3,989)	289	(6,220)	(1,647)	4,914
Total actuarial gains or losses arising on defined benefit liability as a percentage of the present value of the defined benefit liability	7.9%	0.6%	13.2%	4.0%	12.7%
Actuarial gains (losses) arising from experience adjustment on plan assets[c]	2,745	(1,820)	2,493	(1,073)	212
Actuarial gains or losses arising from experience adjustment on plan assets as a percentage of the plan assets	6.3%	4.6%	6.0%	2.8%	0.6%

[a]	The actuarial losses or gains on defined benefit liabilities arising from changes in the assumptions used to value those liabilities at the year end compared with the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
b	The actuarial losses or gains arising from experience adjustments on the defined benefit liabilities represent the impact on the liabilities of differences between actual experience during the year compared with the assumptions made. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed, or actual benefit increases being higher than the long-term inflation assumption.
[c]	The actuarial losses or gains arising from experience adjustments on plan assets represent the difference between actual investment performance in the year and the expected rate of return on assets assumed at the start of the year.

Notes to the financial statements	123

15.   Retirement benefits continued

Balance sheet

The net pension obligation in respect of defined benefit plans reported in the balance sheet is set out below:

	2015			2014
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	43,386	(50,715)	(7,329)	39,939	(46,759)	(6,820)
Other plans[a]	17	(64)	(47)	–	(40)	(40)
Total asset (deficit)	43,403	(50,779)	(7,376)	39,939	(46,799)	(6,860)
Impact of asset ceiling			(2)			–
Deferred tax asset			1,477			1,373
Net pension obligation			(5,901)			(5,487)

[a]	Included in the present value of liabilities of other plans is £49m (2013/14: £40m) related to unfunded pension arrangements.

At 31 March 2015, £9m (2013/14: £8m) of contributions to defined contribution plans were outstanding and are reported under other creditors on the balance sheet.

Movements in defined benefit plan assets and liabilities are shown below:

	Assets £m	Liabilities £m	Asset ceiling £m	Deficit £m
At 1 April 2013	41,344	(47,040)	–	(5,696)
Current service cost	–	(263)	–	(263)
Interest income (expense)	2,028	(1,933)	–	95
Actuarial (loss) gain[a]	(1,820)	289	–	(1,531)
Regular contributions by employer	210	–	–	210
Deficit contributions by employer	325	–	–	325
Contributions by employees	11	(11)	–	–
Benefits paid	(2,159)	2,159	–	–
At 1 April 2014	39,939	(46,799)	–	(6,860)
Acquisition[a]	15	(14)	(1)	–
Current service cost	–	(246)	–	(246)
Interest income (expense)	1,871	(1,944)	–	(73)
Actuarial gain (loss)[b]	2,745	(3,989)	(1)	(1,245)
Regular contributions by employer	171	–	–	171
Deficit contributions by employer	875	–	–	875
Contributions by employees	10	(10)	–	–
Benefits paid	(2,223)	2,223	–	–
At 31 March 2015	43,403	(50,779)	(2)	(7,378)

[a]	Arising from an intra-group reorganisation.
[b]	Actual return on plan assets in 2014/15 was £4,616m (2013/14: £208m).

BTPS

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent Trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors all of whom are appointed by BT. The Chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate at least one of the Trustee directors is customarily a current pensioner or deferred pensioner of the BTPS. Trustee directors are usually appointed for a three-year term, but are then eligible for re-appointment.

124	BT plc
Annual Report & Form 20-F 2015

15.   Retirement benefits continued

BTPS assets

			2015			2014
			Expected			Expected
			long-term rate			long-term rate
		Asset fair value	of return[a]		Asset fair value	of return
At 31 March	£bn (total)	% (total)	% pa	£bn	%	% pa
UK equities	0.8	2	n/a	2.6	7	6.30
Non-UK equities	12.3	28	n/a	8.6	21	6.30
Fixed-interest securities	7.4	17	n/a	7.1	18	3.80
Index-linked securities	11.7	27	n/a	9.9	24	3.20
Property	4.6	11	n/a	4.3	11	6.00
Alternative assets[b]	6.2	14	n/a	7.1	18	5.00
Cash and other	0.4	1	n/a	0.3	1	2.60
Total	43.4	100	n/a	39.9	100	4.80

[a]	The company will be adopting FRS101 from 1 April 2015, under which assumptions for the expected long-term rate of return are not required.
[b]	Alternative asset classes include commodities, private equity and credit opportunities.

The BTPS assets are invested in UK and non-UK equities, UK and overseas properties, fixed-interest and index-linked securities, alternative assets comprising hedge funds, private equity and credit opportunities, and deposits and short-term investments. At 31 March 2015 and 31 March 2014, the scheme’s assets did not include any directly held ordinary shares of the ultimate parent company, BT Group plc. However, the Scheme held £9m (2013/14: £9m) of index-linked bonds issued by the company.

BTPS liabilities

The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain. The rate of inflation influences the assumptions for salary and pension increases.

Details of the actuarial assumptions are disclosed in note 18 of the consolidated financial statements of BT plc.

Cash contributions to the BTPS

The company has made the following contributions to the BTPS:

Year ended 31 March	2015 £m	2014 £m
Ordinary contributions	168	205
Deficit contributions	875	325
Total contributions in the year	1,043	530

The company made a deficit contribution payment of £625m in April 2015 and expects to make further contributions of approximately £510m to the BTPS in 2015/16, comprising ordinary contributions of approximately £260m and deficit contributions of £250m.

Details of the valuation methodology of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 18 of the consolidated financial statements of BT plc.

16. Employees and directors

The average number of persons employed by the company (including directors) during the year was:

Year ended 31 March	2015 000	2014 000
Average monthly number of employees[a]	66.7	67.5

The aggregate staff costs were as follows:

Year ended 31 March	2015 £m	2014 £m
Wages and salaries	2,711	2,755
Share-based payments	57	50
Social security	324	319
Other pension costs	379	376
	3,471	3,500

[a]	Includes an average of 25 non-UK employees (2013/14: 35 employees).

Notes to the financial statements	125

17.   Directors’ remuneration

Information covering directors’ remuneration, interests in shares and share options of BT Group plc, (the ultimate parent) and pension benefits is included in note 26 to the consolidated financial statements of BT plc.

18.   Derivatives

All of the company’s derivative financial instruments are held at fair value on the company’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

Derivatives At 31 March 2015	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	86	941	161	698
Designated in a fair value hedge	6	143	–	–
Other	5	148	7	229
Total derivatives	97	1,232	168	927

Derivatives At 31 March 2014	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	73	394	74	514
Designated in a fair value hedge	6	61	–	–
Other	35	84	65	165
Total derivatives	114	539	139	679

During the year the company deferred a gain of £nil (2013/14: £16m) relating to the fair value of a derivative energy contract at initial recognition. At 31 March 2015 the amount deferred which is not yet recognised in the income statement is £14m (2013/14: £14m). With the exception of this contract which is included at Level 3, and valued using assumptions on volumes, inflation, and market energy prices, all other derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined on page 97.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with FRS 26.

Cash flow hedges

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging Euro and US Dollar denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to our 2030 US Dollar bond. The hedged cash flows will affect profit or loss as interest and principal amounts are repaid over the remaining term of the borrowings (see note 7).

Forecast foreign currency purchases, principally denominated in US Dollar, Euro and Asia Pacific currencies are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows will be recognised in the income statement over this period.

All cash flow hedges were fully effective in the period. See note 12 for details of the movements in the cash flow hedge reserve.

Fair value hedges

Fair value hedges consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of the 2028 Sterling bond due to movements in market interest rates.

The fair value movement on derivatives designated as hedging instruments in fair value hedges was a credit of £82m (2013/14: charge of £47m).

Other derivatives

The company’s policy is not to use derivatives for speculative purposes. However, due to the complex nature of hedge accounting under FRS 26, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are classified as held for trading and held at fair value through profit or loss under FRS 26.

126	BT plc
Annual Report & Form 20-F 2015

18.   Derivatives continued

Fair value of financial instruments

The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent re-set of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable.

The fair value of the company’s bonds, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The carrying value of floating rate borrowings approximated to their fair values due to the frequent re-set of interest rates to market rates. The fair value of the company’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models that the company would receive or pay in order to terminate such contracts in an arm’s length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value
	2015 £m	2014 £m	2015 £m	2014 £m
Non-derivatives:
Financial liabilities
Listed bonds	9,064	9,038	10,919	10,597
Finance leases	298	56	298	56
Other loans and borrowings	39,712	40,159	39,712	40,159

19. Audit services

Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 7 to the consolidated financial statements of BT plc.

Subsidiary undertakings	127

SUBSIDIARY UNDERTAKINGS

The table below gives brief details of the group’s principala operating subsidiariesb at 31 March 2015. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation. The group did not have any significant associates or joint ventures at 31 March 2015.

Subsidiary undertakings	Activity	Group interest in allotted capital[c]	Country of operation	[d]
BT Americas Inc[d,e]	Communications-related services, systems integration and products provider	100% common	International
BT Australasia Pty Limited[e]	Communications-related services and products provider	100% ordinary	Australia
100% preference
BT Business Direct Limited[e]	Technology equipment retailer	100% ordinary	UK
BT Communications do Brasil Limitada[b,e]	Communications-related services, technology consulting and products provider	100% common	Brazil
BT Communications Ireland Limited[e]	Telecommunications services provider	100% ordinary	Republic of
Ireland
BT Conferencing Inc[e]	Audio, video and web collaboration services provider	100% common	US
BT Conferencing Video Inc[e]	Audio, video and web collaboration services provider	100% common	US
BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SAe	Communications-related services and products provider	100% ordinary	Spain
BT Fleet Limited	Fleet management company	100% ordinary	UK
BT France SAe	Communications-related services, systems integration and products provider	100% ordinary	France
BT (Germany) GmbH & Co. oHG[e,f]	Communications-related services and products provider	100% ordinary	Germany
BT Global Communications India Private Limited[e]	Communications-related services	74% ordinary	India
BT Global Services Limited[e]	International telecommunications network systems provider	100% ordinary	UK
BT Holdings Limited	Investment holding company	100% ordinary	UK
BT Hong Kong Limited[e]	Communications-related services and products provider	100% ordinary	Hong Kong
100% preference
BT Italia SpA[e]	Communications-related services and products provider	98.6% ordinary	Italy
BT IT Services Limited[g]	IT solutions provider	100% ordinary	UK
BT Latam Argentina SAe	Communications-related services and products provider	100% common	Argentina
BT Limited[e]	International telecommunications network systems provider	100% ordinary	International
BT Managed Services Limited	Communications-related services and products provider	100% ordinary	UK
BT Nederland NV	Communications-related services and products provider	100% ordinary	Netherlands
BT Payment Services Limited	Payment services provider	100% ordinary	UK
BT Services SAe	Technology consulting and engineering services	100% ordinary	France
BT Singapore Pte Ltd[e]	Communications-related services and products provider	100% ordinary	Singapore
BT Switzerland AGe	Communications-related services and products provider	100% ordinary	Switzerland
Communications Global Network Services Limited[d,e]	Communications-related services and products provider	100% ordinary	International
Communications Networking Services (UK)[e]	Communications-related services and products provider	100% ordinary	UK
dabs.com plc	Technology equipment retailer	100% ordinary	UK
Plusnet plc	Broadband service provider	100% ordinary	UK
Radianz Americas Inc[e]	Global managed network service provider	100% common	US
100% preference

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except for entities domiciled in Brazil, due to regulatory requirements.
[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda, respectively.
[e]	Held through intermediate holding company.
[f]	BT (Germany) GmbH & Co. oHG is making use of disclosure exemptions under the German Commercial Code paragraph 264.
[g]	On 12 May 2014, BT Engage IT Limited changed its name to BT IT Services Limited.

128	BT plc
Annual Report & Form 20-F 2015

ADDITIONAL INFORMATION

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are: the trend in underlying revenue excluding transit, and in underlying operating costs excluding transit, as well as in reported and adjusted EBITDA. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way that financial performance is measured by management and reported to the BT Group plc Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items are disclosed in note 8 to the consolidated financial statements.

Trends in underlying revenue and operating costs

Underlying revenue and underlying operating costs are measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable, profitable growth. As such they exclude the impact of acquisitions or disposals, foreign exchange movements and specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit, as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

A reconciliation from the decrease in reported revenue and reported operating costs, the most directly comparable IFRS measures, to the decrease in underlying revenue and underlying operating costs excluding transit, is set out below.

Year ended 31 March	2015%	2014%	2013%
(Decrease) increase in reported revenue	(1.7)	1.0	(4.7)
Specific items	(0.7)	(1.3)	(0.8)
Decrease in adjusted revenue	(2.4)	(0.3)	(5.5)
Transit revenue	0.6	1.0	1.3
Acquisitions and disposals	–	(0.1)	0.2
Foreign exchange movements and other	1.4	(0.1)	0.9
(Decrease) increase in underlying revenue excluding transit	(0.4)	0.5	(3.1)

Year ended 31 March	2015%	2014%	2013%
Decrease in reported operating costs	(4.3)	(0.1)	(5.9)
Depreciation and amortisation	0.4	1.2	(0.3)
(Decrease) increase in reported operating costs before depreciation and amortisation	(3.9)	1.1	(6.2)
Specific items	(1.0)	(1.3)	(2.5)
Decrease in adjusted operating costs before depreciation and amortisation	(4.9)	(0.2)	(8.7)
Transit costs	1.0	1.5	1.5
Acquisitions and disposals	–	(0.1)	0.2
Foreign exchange movements and other	1.5	(0.2)	1.3
(Decrease) increase in underlying operating costs before depreciation and amortisation excluding transit	(2.4)	1.0	(5.7)

Additional information	129

Alternative performance measures continued

EBITDA

In addition to measuring financial performance of the group and lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

Within the lines of business we may also consider our performance using an underlying EBITDA measure, which additionally excludes the impact of acquisitions and disposals and foreign exchange.

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in note 4 to the consolidated financial statements.

Year ended 31 March	2015 £m	2014 £m	2013 £m
Operating profit	3,486	3,147	2,952
Depreciation and amortisation	2,538	2,695	2,843
Reported EBITDA	6,024	5,842	5,795
Specific items	253	276	352
Adjusted EBITDA	6,277	6,118	6,147

Cautionary statement regarding forward-looking statements

Certain statements in this Annual Report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; revenue and revenue trends; EBITDA; proposed acquisitions and related forecasts; net debt; capital expenditure; credit ratings; the group-wide restructuring programme, cost transformation plans and restructuring costs; investment in and rollout of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; our investment in TV, enhancing our TV service and BT Sport; the BT Pension Scheme recovery plan, operating charge, regular cash contributions and interest expense; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; anticipated financial and other benefits and synergies resulting from BT Group’s plc proposed acquisition of EE, including revenue, operating cost and capital expenditure synergies; our plans and objectives following completion of the acquisition; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions, conditions or requirements in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; external threats to cyber security data or resilience; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the group-wide restructuring programme not being achieved; uncertainties and assumptions relating to the proposed EE acquisition by BT Group plc, conditions of the acquisition (including regulatory approval) not being satisfied and the anticipated synergies, strategic benefits and return on investment not being realised; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our risks on pages 17 to 25 and EE acquisition: risks on pages 26 to 28. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

130	BT plc
Annual Report & Form 20-F 2015

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.

BT Group plc was formed when the mmO2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc (BT plc) shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group plc’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly-owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the US is Richard Nohe, 620 Eighth Avenue, New York, NY 10018, US.

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. New Articles of Association were adopted on 5 August 2010, largely to take account of changes in UK company law brought about by the Companies Act 2006 (2006 Act). Under the 2006 Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since August 2010, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect. Under the 2006 Act, BT’s objects are unrestricted.

Articles

(a)	Voting rights

In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘member’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every member present in person or by proxy at any general meeting has one vote and, on a poll, every member present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of members is by a show of hands unless a poll is demanded by the chairman of the meeting or by any member at the meeting who is entitled to vote (or the member’s proxy).

(b)	Changes in capital

The company may by ordinary resolution:

(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount than its existing shares;
(ii)	divide its shares, or any of them, into shares of a smaller amount and the resolution may decide that, as between the shares resulting from the division, any of them may have any preference or advantage as compared with the others.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c)	Dividends

The company’s members can declare dividends by passing an ordinary resolution, in addition to the powers of the Board, but no dividend can exceed the amount recommended by the Board. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 10 years after it was declared or became due for payment will be forfeited and belong to the company again unless the directors decide otherwise.

(d)	Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of a special resolution passed by the members, divide among the members all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between members or different groups of members. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under BT’s Articles which could give them a liability.

Additional information	131

Articles continued

(e)	Transfer of shares

Shares of the company may only be transferred in writing and either in the usual form or another form approved by the Board. A transfer form must be signed or made effective in some other way, by or on behalf of the person making the transfer and, unless the share is fully paid, by or on behalf of the person to whom the shares are being transferred.

(f)	General meetings

The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or member may call a general meeting.

(g)  Limitations on rights of non-resident or foreign shareholders

There are no limitations on the rights of non-resident or foreign shareholders.

(h)	Directors

Directors’ remuneration

The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.

The directors can decide whether to provide pensions, annual payments or other allowances or benefits to any people including people who are or were directors of the company. The Board can decide to extend these arrangements to relations or dependants of, or people connected to these people. The Board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. However, the company can only provide pension and other similar benefits to any director or former director who has not been employed by or held any other office or executive position, in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the members approve this by passing an ordinary resolution.

(i)	Directors’ votes

A director need not be a member, but a director who is not a member can still attend and speak at members’ meetings. Unless BT’s Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(I)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(II)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(III)	which involves the giving of any security, guarantee or indemnity to the director or any other person for: money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(IV)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT or BT Group plc securities; or where the director will be involved in the underwriting or sub-underwriting;

(V)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company. These rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(VI)	relating to an arrangement for the benefit of BT employees or former employees of BT or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(VII)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(VIII)	relating to the giving of indemnities in favour of directors;

(IX)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(X)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the members can by passing an ordinary resolution ratify any particular contract or arrangement carried out in breach of those provisions.

132	BT plc
Annual Report & Form 20-F 2015

Articles continued

(j)	Retirement of directors

No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(k)  Directors’ borrowing powers

To the extent that the legislation and BT’s Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

Further note on certain activities

During 2014/15, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other CPs, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law. Our disclosures for 2014/15 are below.

BT Group plc has a contract in place with Telecommunications Infrastructure Company (TIC), to make and receive voice calls from Iran to the UK. These payments are subject to HM Treasury approval.

BT entered into a Framework Agreement with Rafsanjan Industrial Complex (RIC) for business consultancy services in May 2010 and provided an initial consultancy engagement under phase 1 of the agreement. In February 2011, phase 2 was agreed with RIC however BT stopped work in December 2011 due to the geopolitical situation. RIC made an advance payment to BT of €384,120 to carry out the phase 2 work. We continue to explore whether the amount can be refunded.

Limitations affecting security holders

There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, US. These reports may be accessed via the SEC’s website at www.sec.gov.

Material contracts

The contracts summarised below (not being entered into in the ordinary course of business) have been entered into in the two years preceding the date of this document by, BT Group plc or another member of the group and are, or may be, material to the group or have been entered into by, BT Group plc or another member of the group and contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to, BT Group plc or such other member of the group.

Definitions

The definitions from the shareholder circular apply to the following summary of the principal terms of the proposed acquisition of EE by BT Group plc and Financial effects of the acquisition considered in the shareholder circular. For reference and understanding, we set out certain of these definitions below.

Acquisition: the proposed acquisition by BT Group plc of EE

Acquisition Resolution: the Resolution to approve the Acquisition and to grant the Directors specific authority to allot the Consideration Shares

Articles: the articles of association of BT Group plc in force from time to time

Board: the Directors of BT Group plc from time to time

BT Pension Scheme: BT’s main defined benefit pension scheme

Buy-Back Resolution: the resolution to approve the buy-back of Ordinary Shares from Deutsche Telekom and/or Orange pursuant to the CP Contracts

CP Contracts: the DT CP Contract and Orange CP Contract

Completion: completion of the Acquisition pursuant to the terms of the Share Purchase Agreement

Conditions: the conditions to Completion as set out in the Share Purchase Agreement

Consideration Shares: the Ordinary Shares to be issued by BT Group plc to the Sellers pursuant to the Share Purchase Agreement

Directors or Board of Directors: the directors of BT Group plc whose names appear in the section in the shareholder circular entitled

Directors, Company Secretary, Registered Office and Advisers

Enlarged Group: BT Group plc and its subsidiaries and subsidiary undertakings, including EE and its subsidiaries and subsidiary undertakings, after the Acquisition and from time to time thereafter

Financial Investor: a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates)

General Meeting: the general meeting of BT Group plc held at 10.00 a.m. on 30 April 2015 to approve the Resolutions

Long Stop Date: 5 August 2016

Additional information	133

Definitions continued

Ordinary Shares: the ordinary shares of nominal value 5 pence each in the capital of BT Group plc, including, if the context requires, the Consideration Shares

Regulations: the Uncertificated Securities Regulations 2001 of the United Kingdom

Resolutions: the Resolutions set out in the Notice of General Meeting

Sellers: Deutsche Telekom and Orange

Shareholder: a holder of Ordinary Shares and ‘Shareholders’ shall be construed accordingly

Sponsor: J.P. Morgan Cazenove

Transaction Documents: the Share Purchase Agreement, the Relationship Agreement, the Standstill and Lock-up Agreement and the CP Contracts

SUMMARY OF THE PRINCIPAL TERMS OF THE PROPOSED ACQUISITION OF EE BY BT GROUP PLC

Part A Share Purchase Agreement

On 5 February 2015, the Share Purchase Agreement was entered into between BT Group plc, the Sellers, who hold 100% of the issued share capital of EE on a combined basis, Deutsche Telekom AG as guarantor of Deutsche Telekom and Orange SA as guarantor of Orange. Pursuant to the Share Purchase Agreement, the Sellers have conditionally agreed to sell, and BT Group plc has conditionally agreed to acquire, the entire issued share capital of EE.

1. Purchase price

1.1 Consideration adjustments

Under the terms of the Share Purchase Agreement, BT Group plc will purchase the entire issued share capital of EE for a purchase price equivalent to £12.5bn on a debt and cash free basis. The purchase price to be paid is subject to customary post-Completion adjustments to reflect the debt, cash, working capital and capex position of EE at Completion. Based upon EE’s net debt as at 31 December 2014, adjusted for estimated other debt-like items, the consideration payable by BT Group plc will be satisfied by:

(a)	the issue to Deutsche Telekom of around 1.2bn new Ordinary Shares, equivalent to 12% of BT Group plc’s share capital on an enlarged basis post-Acquisition;

(b)	a residual cash payment to Deutsche Telekom of around £200m based upon a reference price of 411.5 pence per Ordinary Share, being the closing price on 4 December 2014 (subject to further variation in accordance with the cap and collar protection mechanism described below);

(c)	the issue to Orange of around 0.4bn new Ordinary Shares, equivalent to 4% of BT Group plc’s share capital on an enlarged basis post-Acquisition; and

(d)	a residual cash payment to Orange of around £3.4bn based upon a reference price of 411.5 pence per Ordinary Share (subject to further variation in accordance with the cap and collar protection mechanism described below).

The Consideration Shares will be issued at Completion, credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends, distributions or any return of capital declared, made or paid after Completion.

1.2 Cap and collar mechanism

The Share Purchase Agreement contains a cap and collar protection mechanism which provides for an adjustment to the cash element of the consideration where there is a movement in the price of an Ordinary Share (measured by reference to the average Ordinary Share price in the 15 trading days before the date which is five Business Days before Completion) from the reference price set out above, subject to:

(a)	a minimum share price per Ordinary Share of approximately 395.0 pence (being 4% below the reference price). A share price below this level would not result in further adjustment to the cash consideration and therefore the value of the Acquisition would fall below £12.5bn; and

(b)	a maximum share price per Ordinary Share of approximately 428.0 pence (being 4% above the reference price). A share price above this level would not result in further adjustment to the cash consideration and therefore the value of the Acquisition would increase above £12.5bn.

If the cash element of the consideration due to Deutsche Telekom is estimated to be less than zero at Completion (as a result of EE’s estimated adjusted net debt position as at Completion), BT Group plc can reduce the number of Ordinary Shares to be issued to Deutsche Telekom by such number as results in the cash consideration payable to Deutsche Telekom then being as near as possible to zero. In such circumstances, Deutsche Telekom would then receive less than 12% of BT Group plc’s enlarged issued share capital as a result of the Acquisition.

2. Conditions

Completion is conditional upon satisfaction or, where capable of being waived, waiver of the following Conditions prior to the Long Stop Date (or such later date as the parties may agree):

(a)	passing the Acquisition Resolution;

(b)	allotment of the Consideration Shares to the Sellers, subject only to their admission to listing and trading;

(c)	the UK Listing Authority having approved the admission of the Consideration Shares to the Official List and the London Stock Exchange having approved admission of the Consideration Shares to trading with effect from Completion;

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2. Conditions continued

(d)	clearance of the Acquisition by the CMA, meaning:

(i)	clearance of the Acquisition by the CMA at Phase 1 unconditionally, or conditionally on BT Group plc giving remedies, which are at BT Group plc’s sole discretion to agree (but in co-ordination and consultation with the Sellers); or

(ii)	clearance of the Acquisition by the CMA at Phase 2 unconditionally, or conditionally on BT Group plc giving remedies, which are to be agreed by BT Group plc acting reasonably and in co-ordination and consultation with the Sellers, provided that BT Group plc shall not be required to give any remedy which would have a material adverse effect on BT Group plc or the EE Group, or would not be reasonable from a financial or strategic perspective, and in the event that BT Group plc agrees such remedies, the Sellers shall share the cost of such remedies by way of a reasonable reduction in the purchase price for the Acquisition;

(e)	or, if the Acquisition is referred to the European Commission, clearance of the Acquisition by the European Commission, meaning;

(i)	clearance of the Acquisition by the European Commission under Article 6(1)(b) of the European Union Merger Regulation unconditionally, or conditionally on BT Group plc giving remedies, which are at BT Group plc’s sole discretion to agree (but in co-ordination and consultation with the Sellers); or

(ii)	clearance of the Acquisition by the European Commission under Article 8(1) or 8(2) of the European Union Merger Regulation unconditionally, or conditionally on BT Group plc giving remedies, which are to be agreed by BT Group plc acting reasonably and in co-ordination and consultation with the Sellers, provided that BT shall not be required to give any remedy which would have a material adverse effect on BT Group plc or the EE Group, or would not be reasonable from a financial or strategic perspective, and in the event that BT Group plc agrees such remedies, the Sellers shall share the cost of such remedies by way of a reasonable reduction in the purchase price for the Acquisition;

(f)	no EE material adverse change having occurred; and

(g)	no BT material adverse change having occurred.

If the Acquisition Resolution is approved at the General Meeting and each of the other Conditions is satisfied (or, where capable of being waived, waived) prior to the Long Stop Date (or such later date as the parties may agree), BT Group plc will be contractually obliged to proceed to Completion unless the Share Purchase Agreement is otherwise terminated.

BT expects the Acquisition to complete before the end of BT’s 2015/16 financial year (on 31 March 2016).

3. Pre-Completion undertakings

3.1 BT Group plc

BT Group plc has agreed that until Completion or earlier termination of the Share Purchase Agreement, it shall:

(a)	ensure at all times that its shares are admitted to the Official List and to trading on the London Stock Exchange;

(b)	not undertake any share issuance or create any right to subscribe for any Ordinary Shares or share capital, or issue or create any right to subscribe for any other securities or equity interests convertible into Ordinary Shares or share capital (save in connection with any existing BT Group plc employee share plans);

(c)	not announce, authorise, declare, make or pay any dividend other than ordinary course dividends payable in cash in accordance with its announced dividend policy;

(d)	not implement any share buy-back or other return of capital, except in accordance with its existing ordinary course share buy-back programme;

(e)	not implement any reorganisation or other demerger or spin-off;

(f)	not take any other action which would affect the number of Ordinary Shares in issue or make any other shareholder distribution of income or capital or similar arrangement (other than the exceptions outlined above); or

(g)	subject to customary exceptions, not solicit any takeover offer for BT Group plc or any similar transaction which would materially prejudice the likelihood of Completion.

As a result of the undertakings described above, BT Group plc will be unable to access the equity capital markets to raise additional capital until Completion or earlier termination of the Share Purchase Agreement.

3.2 EE

The Sellers have agreed that until Completion or earlier termination of the Share Purchase Agreement, they shall procure that EE:

(a)	carries on its business in the ordinary course and exercises such rights as it has to procure that the affairs of MBNL are carried on in the ordinary course; and

(b)	does not, without the prior consent of BT Group plc (except in relation to certain projects of EE agreed with BT Group plc around the time of entry into the Share Purchase Agreement):

(i)	make any material acquisitions or disposals of assets or properties;

(ii)	enter into or alter any material contracts except in the ordinary course of business;

(iii)	enter into or alter any existing material arrangements with the Sellers’ Groups;

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3. Pre-Completion undertakings continued

(iv)	incur any new material indebtedness or incur any new material guarantee obligations or, except in the ordinary course, indemnity obligations;

(v)	agree to any change in the terms of the existing investment strategy or, except in limited circumstances, the funding basis of the EE defined benefit pension scheme;

(vi)	agree any surrender of, or take any action which could prejudice the use of, the EE Group’s tax losses;

(vii)	enter into or settle any material litigation or other material dispute;

(viii)	acquire any wireless spectrum;

(ix)	make any fundamental changes to the network technologies or principal billing systems of the EE Group; and/or

(x)	perform a number of further customary actions, including: changing the material general terms of employment of its employees; adopting or materially amending any employee benefit, bonus or profit sharing scheme; materially changing its pension and retirement arrangements for employees; declaring a dividend (except in accordance with EE’s 2015 budget) which would result in the Deutsche Telekom cash consideration resulting from the Aquisition being less than zero; issuing or encumbering shares; or making changes to its accounting policies, constitutional documents or corporate group structure.

The Sellers have also agreed to customary standstill provisions prohibiting acquisitions of Ordinary Shares or the making of any takeover offer for BT Group plc prior to Completion, from which point the terms of the Relationship Agreement and Standstill and Lock-up Agreement shall apply.

4. Seller Warranties, Indemnities and Covenants

4.1 Warranties

The Share Purchase Agreement contains customary warranties given by the Sellers, including in relation to authorisations, valid obligations, filings and consents for the entry of the Sellers into the Transaction Documents, and including in relation to the EE Group, its share capital, accounts and financial condition, material licences and approvals, compliance with laws, condition and sufficiency of its network and assets, tax, material contracts, related party arrangements, litigation, IP and IT systems, employees and benefit arrangements, pension schemes, real estate and ownership and conduct of the MBNL joint venture arrangement.

4.2 Indemnities

The Sellers have also agreed, amongst other things, to indemnify BT Group plc in the event that it suffers loss as a result of certain regulatory fines being levied against BT Group plc or the EE Group, and against losses suffered by BT Group plc or the EE Group as a result of certain other investigations and disputes.

The warranties and indemnities given by the Sellers are subject to customary financial and other limitations.

4.3 Covenants

The Share Purchase Agreement contains customary covenants restricting the Sellers from competing with EE’s business for a period of three years following Completion (subject to customary exceptions for existing businesses and financial investments) and from soliciting employees of the EE Group for a period of two years following Completion (subject to customary exceptions).

The Share Purchase Agreement also contains a customary tax covenant in respect of liability for taxes due pre and post-Completion.

5. Company Warranties and Indemnity

The Share Purchase Agreement contains warranties given by BT Group plc as to, amongst other things, its capacity and authority to enter into and perform its obligations under the Transaction Documents, compliance by BT Group plc in all material respects with certain laws and regulations, the availability of financing for the cash element of the consideration for the Acquisition, the accuracy of its public filings, and there having been no material adverse change to its financial position since its last accounts date.

BT Group plc also agrees that it will indemnify the Sellers in the event that they suffer loss as a result of BT having taken certain actions in respect of the EE defined benefit pension scheme or the BT defined benefit pension scheme (but in relation to the BT Pension Scheme, only where Deutsche Telekom is identified as being connected to BT Group plc by virtue of the appointment of a Director to the Board by the Deutsche Telekom Group).

The warranties and indemnity given by BT Group plc are subject to customary financial and other limitations.

6. Other undertakings

Prior to Completion, the Sellers and BT Group plc will agree the scope and terms of any transitional services arrangements required after Completion, with a view to entering into separate transitional services agreements between EE, BT Group plc and each of the Sellers at Completion. The purpose of these transitional services agreements is to document any services that are currently provided by a party (or a member of its group) and that the recipient of those services wishes to continue to receive for a transitional period from Completion. Any services that a service recipient elects to continue to receive from Completion will be provided on the current terms or agreement applicable to the provision and receipt of those services. Unless otherwise agreed, the maximum term of each service will be between six and 18 months depending on the type of service.

Each Seller, as applicable, will procure that EE can continue to benefit from an existing Orange or T-Mobile brand licence for three calendar months following Completion. Prior to the date falling three calendar months after Completion, the Sellers (or the relevant members of their groups), BT Group plc, and EE will agree appropriate conditions for the continued use of the Orange or T-Mobile (as applicable) brands by EE following that date until the date falling 36 months (in the case of the T-Mobile brand) and 33 months (in the

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6. Other undertakings continued

case of the Orange brand) thereafter. Such agreement will include appropriate modifications to the existing brand licences to reflect the change in ownership of EE, and continued use of the brands will be for the purpose of an orderly wind-down and extraction of the Orange and T-Mobile brands from EE’s business and subject to the continued payment of royalties.

BT Group plc has also undertaken to Deutsche Telekom AG to provide, from Completion, a back-to-back guarantee of Deutsche Telekom AG’s guarantee to Hutchison, to a maximum value of £750m. Deutsche Telekom AG’s existing arrangement guarantees EE’s obligations in respect of any liability incurred by EE under the MBNL joint operation.

7. Guarantee

Deutsche Telekom AG has agreed to guarantee the performance by Deutsche Telekom, and Orange S.A. has agreed to guarantee the performance by Orange, of their respective obligations under the Share Purchase Agreement.

8. Break fee

If the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote being taken and Shareholders do not approve the Acquisition or if BT Group plc recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result, then BT Group plc shall pay a break fee of £250m (in aggregate) to Deutsche Telekom and Orange.

9. Termination

In the event that the Conditions are not satisfied or, where capable of being waived, waived by the Long Stop Date (or such later date as the parties may agree), including where any remedies required by the CMA in order to obtain merger clearance are not reasonable, the Share Purchase Agreement will automatically terminate.

BT Group plc may terminate the Share Purchase Agreement prior to the Long Stop Date if the Acquisition Resolution is not approved.

The Sellers are entitled to terminate the Share Purchase Agreement prior to the Long Stop Date if the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote being taken and Shareholders do not approve the Acquisition or if BT recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result.

10. Costs

BT Group plc and the Sellers have each agreed to pay the costs and expenses incurred by them in connection with the preparation, negotiation, entering into and completion of the Transaction Documents and any other agreements in respect of the Acquisition. BT Group plc has agreed to bear any stamp duty or other transfer taxes in respect of the transfer of the shares of EE.

Part B Relationship Agreement

1. Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom

At Completion, BT Group plc will enter into the Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom, which will regulate aspects of the ongoing relationship between BT Group plc, Deutsche Telekom AG and the Deutsche Telekom Group.

The Relationship Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities or (b) the Deutsche Telekom Group ceases to be interested in more than 3% of the issued ordinary share capital of BT Group plc.

The Relationship Agreement will contain, among other things, undertakings from Deutsche Telekom AG that for such period as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT Group plc:

(i)	transactions and arrangements between BT Group plc and the Deutsche Telekom Group will be entered into on an arm’s length basis and on normal commercial terms;

(ii)	neither it nor any member of the Deutsche Telekom Group will take any action that would have the effect of preventing BT Group plc from complying with its obligations under the Listing Rules; and

(iii)	neither it nor any member of the Deutsche Telekom Group will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules (the ‘Independence Provisions’).

Deutsche Telekom AG undertakes to procure the compliance of its group members with the Independence Provisions.

2. Standstill Provisions

The Relationship Agreement will contain standstill provisions pursuant to which Deutsche Telekom AG undertakes on behalf of itself and the Deutsche Telekom Group for a period of three years from the date of the Relationship Agreement (the “Initial Standstill Period”), subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT Group plc as a result of which the aggregate interest of the Deutsche Telekom Group and any of its concert parties increases above 12% of Ordinary Shares in issue at any time;

(ii)	act in concert with any person with respect to the holding, voting or disposition of any shares or other securities of BT Group plc;

(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of Shareholders; or

(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT Group plc (for the purposes of this Part B only, the ‘Standstill Provisions’).

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2. Standstill Provisons continued

The exceptions to the Standstill Provisions include circumstances:

(i)	where the Deutsche Telekom Group acquires an interest in any shares or other securities of BT Group plc from the Orange Group provided that such acquisition does not increase the aggregate interest of the Deutsche Telekom Group and its concert parties above 15% of the Ordinary Shares in issue;

(ii)	where the Deutsche Telekom Group announces an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT Group plc;

(iii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT Group plc, whether such offer is recommended by the Directors of BT Group plc or not; and

(iv)	where BT Group plc makes any offering or issue of shares or other securities and the Deutsche Telekom Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT Group plc.

Under the Relationship Agreement, Deutsche Telekom AG undertakes, among other things, that for a period of two years from the expiry of the Initial Standstill Period, in the event that the Deutsche Telekom Group acquires (other than as a result of a reduction or reorganisation of share capital or re-purchase of shares or other securities of BT Group plc) any Shares in excess of 15% of the Ordinary Shares in issue (the ‘Excess Shares’), it shall procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code and applicable law or regulation) in accordance with the recommendation of the Board of Directors of BT Group plc on all shareholder resolutions which relate to a transfer of an interest in Ordinary Shares carrying in aggregate 30% or more of the voting rights of BT Group plc and on all special resolutions of BT Group plc. After expiry of the Initial Standstill Period, the Deutsche Telekom Group will otherwise be free to increase its shareholding in BT Group plc.

3. Lock-up Provisions

The Relationship Agreement contains lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, offer, sell, contract to sell, grant or sell options over, purchase any option or contract to sell, transfer, charge, pledge, grant any right or warrant or otherwise transfer, lend or dispose of any shares in BT Group plc or any securities convertible into or exercisable or exchangeable for such shares, or announce or otherwise publish an intention to do any of the foregoing (each of the above activities being a ‘Disposal’). The exceptions include:

(i)	where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT Group plc, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;

(ii)	any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Relationship Agreement; and

(iii)	any sale of shares via any single off-market trade to a Financial Investor of no more than 5% each of the Ordinary Shares in issue of BT Group plc (or, on one occasion only, the sale of two stakes of not more than 5% each at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Relationship Agreement.

4. DT CP Contract

Prior to any Disposal by Deutsche Telekom AG, Deutsche Telekom or any of their group members in accordance with paragraph 3(iii) above, BT Group plc has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the DT CP Contract.

Pursuant to the DT CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT Group plc specifying the number of Ordinary Shares proposed to be sold or transferred. BT Group plc has nine Business Days within which to make an offer for all of the Ordinary Shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT Group plc at a price equal to or greater than the price offered by BT Group plc. If BT Group plc does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT Group plc at any price. The DT CP Contract will terminate 18 months from Completion.

The notice from the selling entity may be issued to BT Group plc during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT Group plc. If any such period does not expire prior to the end of the nine Business Day period within which BT Group plc may elect to make an offer to buy-back the shares, BT Group plc will not be able to exercise its right of first offer.

When exercised in conjunction with BT Group plc’s right of first offer in relation to Ordinary Shares held by Orange and Orange SA, the maximum amount of Ordinary Shares BT Group plc can acquire by exercise of its rights of first offer is approximately 14% of BT Group plc’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT Group plc makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. In addition, BT Group plc has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the DT CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned. After expiry of the lock-up period described above, the Deutsche Telekom Group will be free to dispose of its shareholding in BT Group plc without further restriction.

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4. DT CP Contract continued

A copy of the DT CP Contract will be available for inspection at the Company’s registered office not less than 15 days before the date of the General Meeting.

5. Rights of Deutsche Telekom AG

Under the Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the ‘Deutsche Telekom Representative Director’) to the Board for so long as the Deutsche Telekom Group holds 10% or more of the issued share capital of BT Group plc (provided that, if the shareholding is reduced below 10% as a result of a non-pre-emptive share issuance by BT Group plc, the board appointment right shall continue for as long as the Deutsche Telekom Group holds at least 8% of BT Group plc’s shares but provided further that such reduced shareholding shall not have occurred as a result of the Deutsche Telekom Group selling Ordinary Shares, and also provided that the Deutsche Telekom Group must top up to 10% within 12 months or the right will lapse). Any such appointment shall be made in consultation with the BT Group plc Nominating & Governance Committee and the appointee must be approved by the BT Group plc Chairman (such approval not to be unreasonably withheld or delayed).

The Relationship Agreement provides for the establishment of a new committee of BT Group plc (the ‘Conflicted Matters Committee’) which shall assess whether and to what extent the Board papers and Board meetings of BT Group plc are likely to consider or refer to any matter in respect of which the Conflicted Matters Committee believes that either:

(i)	BT Group plc and the Deutsche Telekom Group are competitors; or

(ii)	there is an actual or potential conflict of interest between BT Group plc and the Deutsche Telekom Group (a ‘Conflicted Matter’).

The Conflicted Matters Committee shall comprise of at least three members including at all times the Secretary to the BT Group plc Board, the Head of Competition and Regulatory Law and the Director of Governance. The Deutsche Telekom Representative Director shall not be a member of the Conflicted Matters Committee. The Deutsche Telekom Representative Director shall not attend any Board meeting of BT Group plc unless a senior compliance officer of Deutsche Telekom AG has received prior confirmation that the Conflicted Matters Committee has considered whether such attendance raises any concerns in relation to a Conflicted Matter. In the event that the Conflicted Matters Committee has a serious or immediate concern in relation to a Conflicted Matter, the Deutsche Telekom Representative Director shall not attend any BT Group plc Board meetings in relation to the Conflicted Matter and shall not receive any information in relation to the Conflicted Matter.

Deutsche Telekom AG is also entitled to receive, subject to compliance by BT Group plc with its legal and regulatory obligations, such financial or other information in relation to the BT group as is necessary or reasonably required by Deutsche Telekom AG in order to comply with its reporting requirements and legal, regulatory or tax obligations.

Part C Standstill and Lock-up Agreement with Orange SA and Orange

1. Standstill and Lock-up Agreement

At Completion, BT Group plc will enter into a Standstill and Lock-up Agreement with Orange SA and Orange, which will regulate the ability of the Orange Group to deal in shares and other securities of BT Group plc. The Standstill and Lock-up Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities or (b) the Orange Group ceases to be interested in more than 3% of the issued ordinary share capital of BT Group plc

2. Standstill Provisions

The Standstill and Lock-up Agreement will contain standstill provisions pursuant to which Orange SA will undertake on behalf of itself and its group for a period of three years from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, not to:

(i)	acquire or offer to acquire any interest in any shares or other securities of BT Group plc as a result of which the aggregate interest of the Orange Group and its concert parties increases above 4% of Ordinary Shares in issue at any time;

(ii)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of BT Group plc;

(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or

(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT Group plc (for the purposes of this Part C only, the ‘Standstill Provisions’).

The exceptions to the Standstill Provisions include:

(i)	where the Orange Group announces an offer under Rule 2.7 of the Code or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT Group plc;

(ii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT Group plc, whether such offer is recommended by the Directors of BT Group plc or not; and

(iii)	where BT Group plc makes any offering or issue of shares or other securities and the Orange Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT Group plc.

After expiry of the standstill period, the Orange Group will otherwise be free to increase its shareholding in BT Group plc.

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3. Lock-up Provisions

The Standstill and Lock-up Agreement will contain lock-up provisions pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal (as defined in Part B above). The exceptions include:

(i)	any Disposal to the Deutsche Telekom Group;

(ii)	where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT Group plc, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;

(iii)	any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Standstill and Lock-up Agreement;

(iv)	any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT Group plc in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Standstill and Lock-up Agreement; and

(v)	if the Orange Group owns 2% or less of the issued ordinary share capital of BT Group plc, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

4. Orange CP Contract

Prior to any Disposal by Orange SA, Orange or any of their group members, in accordance with paragraph 3(iv) above, BT Group plc has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the Orange CP Contract.

Pursuant to the Orange CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT Group plc specifying the number of Ordinary Shares proposed to be sold or transferred. BT Group plc has nine Business Days within which to make an offer for all of the shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT Group plc at a price equal to or greater than the price offered by BT Group plc. If BT Group plc does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT Group plc at any price. The Orange CP Contract will terminate 12 months from Completion.

The notice from the selling entity may be issued to BT Group plc during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT Group plc. If any such period does not expire prior to the end of the nine Business Day period within which BT Group plc may elect to make an offer to buy-back the shares, BT Group plc will not be able to exercise its right of first offer.

When exercised in conjunction with BT Group plc’s right of first offer in relation to Ordinary Shares held by Deutsche Telekom AG and Deutsche Telekom, the maximum amount of Ordinary Shares BT Group plc can acquire by exercise of its rights of first offer is approximately 14% of BT Group plc’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT Group plc makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. After expiry of the lock-up period described above, the Orange Group will be free to dispose of its shareholding in BT Group plc without further restriction.

A copy of the Orange CP Contract will be available for inspection at BT’s registered office not less than 15 days before the date of the General Meeting.

FINANCIAL EFFECTS OF THE ACQUISITION CONSIDERED IN THE SHAREHOLDER CIRCULAR

Introduction

The BT Group plc Board believes that the proposed acquisition of EE (the ‘Acquisition’) will generate considerable value for shareholders, with significant cost savings as well as revenue synergies. We have reproduced below the information relating to cost savings and revenue synergies that was set out in the shareholder circular.

Adjusting for the net present value of operating cost and capex synergies, the Acquisition values EE at a multiple of 6.0x 2014 EBITDA and 9.6x 2014 OpFCF.a The Acquisition is expected to be accretive to FCF per Ordinary Share from the first full year post-Completion.b As a result of EE’s high amortisation and depreciation charge, the Acquisition is expected to be accretive to Adjusted EPS one year later.c

The cash return on investment is expected to comfortably exceed BT Group plc’s cost of capital in the third year post-Completion on the basis of estimated synergies and integration costs.

Cost savings

The Acquisition is expected to generate significant operating cost savings and additional capex savings. Together these are expected to reach approximately £360m per annum in the fourth full year post-Completion. Integration costs to achieve these savings are expected to be around £600m. The savings are equivalent to a net present value of around £3.5bn before integration costs or around £3.0bn after integration costs.

Both BT and EE have a proven track record in delivering transformation with strong financial results. BT brings its tried and tested approach to cost transformation, which uses forensic analysis to redesign processes to remove inefficiency, reduce the cost of failure and improve customer experience. EE has demonstrated its ability to deliver post-transaction synergies ahead of initial expectations following its creation by the merger of the Orange Group’s UK business and the Deutsche Telekom Group’s UK business. BT is confident it can use the combined experience to unlock significant synergies across the Enlarged Group.

140	BT plc
Annual Report & Form 20-F 2015

Cost savings continued

The operating cost and capex savings are expected to be achieved as follows:

•	commercial savings with an annual run-rate of approximately £70m from consolidating sales and marketing operations, procurement efficiencies and simplifying digital platforms and the brand portfolio;
•	IT savings with an annual run-rate of approximately £90m through consolidating IT systems and insourcing activities;
•	network savings with an annual run-rate of approximately £80m through integrating some network elements and insourcing certain activities; and
•	operational savings with an annual run-rate of approximately £120m from consolidating head office functions, rationalising property and realising scale economies in customer service operations.

Revenue synergies

BT Group plc expects to generate revenue synergies by providing a full range of communications services to the combined customer base. This includes selling BT’s broadband, fixed telephony and pay-TV services to those EE customers who do not currently take a service from BT. BT Group plc also expects to accelerate the sale of converged fixed-mobile services to its existing consumer and business customers and offer new services, using both companies’ product portfolios, skills and networks. BT Group plc expects revenue synergies, over and above the revenue it had expected to be generated from its standalone mobile strategy, to have a net present value of around £1.6bn. The revenue synergies are expected on a recurring basis, reaching a run-rate level in the fourth year post-Completion.

[a]	The multiples are calculated based on: an Acquisition price of £12.5bn less the NPV of the operating cost and capex synergies after integration costs of approximately £3.0bn; and EE Adjusted EBITDA for the twelve months to 31 December 2014 of £1,589m and OpFCF for the twelve months to 31 December 2014 of £993m (both adjusted to remove management and brand fees of £146m, restructuring costs of £77m and exceptional expenses of £336m), as reported in EE’s results for the year ended 31 December 2014.
[b]	After operating cost and capex synergies and before integration costs.
[c]	After operating cost and capex synergies and before integration costs, and excluding purchase accounting adjustments relating to the Acquisition. This statement regarding earnings enhancement is not intended to be a profit forecast and should not be interpreted to mean that the earnings per Ordinary Share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

Cross reference to Form 20-F	141

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes. None of the websites referred to in this Annual Report 2015, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company
4A	History and development of the company	Additional information Background	130
		Group performance
		Group financial performance Capital expenditure	50
4B	Business overview	Purpose and strategy
		Our purpose	2
		Our goal	3
		Our strategy[a]	3
		Delivering our strategy
		Our business model	6
		Our networks and physical assets	9
		Research and development	10
		Brand and reputation	10
		Stakeholders and relationships
		Our suppliers	12
		Human rights	13
		Our relationship with HM Government	14
		Regulation	14
		Our lines of business	29
		Consolidated financial statements
		Notes to the consolidated financial statements Segment information	73
		Additional information
		Cautionary statement regarding forward-looking statements	129
		Further note on certain activities	132
4C	Organisational structure	Purpose and strategy
		Overview	2
		Subsidiary undertakings	127
4D	Property, plants and equipment	Delivering our strategy
		Our networks and physical assets Properties	9
		Consolidated financial statements
		Notes to the consolidated financial statements Property, plant and equipment	84
5	Operating and financial review and prospects
5A	Operating results	Our lines of business	29
		Group performance	47
		Additional information
		Alternative performance measures	128
		Cautionary statement regarding forward-looking statements	129
5B	Liquidity and capital resources	Group performance	47
		Additional information
		Cautionary statement regarding forward-looking statements	129
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	98
		Financial instruments and risk management	101
		Financial commitments and contingent liabilities	109
5C	Research and development, patents and licences	Delivering our strategy
		Research and development	10
5D	Trend information	Group performance	47
		Additional information
		Cautionary statement regarding forward-looking statements	129
5E	Off-balance sheet arrangements	Report of the directors
		Statutory information
		Off-balance sheet arrangements	55
5F	Tabular disclosure of contractual obligations	Group performance
		Group financial performance
		Contractual obligations and commitments	52
6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Delivering our strategy
		Our people	7
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	77
6E	Share ownership	Omitted due to reduced disclosure format

142	BT plc
Annual Report & Form 20-F 2015

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page
7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements
Notes to the consolidated financial statements
		Related party transactions	108
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
Report of the directors
Statutory information
		Legal proceedings	56
Group performance
Group financial performance
Income statement
		Dividends	49
Consolidated financial statements
Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	109
Additional information
Articles of Association (Articles)
		Dividends	130
8B	Significant changes	Report of the directors
Statutory information
		Going concern	56
9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information
		Articles of Association (Articles)	130
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information
		Limitations affecting security holders	132
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information
		Documents on display	132
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Notes to the consolidated financial statements
Significant accounting policies
		Financial instruments	71
		Financial instruments and risk management	101

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable

15	Controls and Procedures	Report of the directors
Statutory information
		US Sarbanes-Oxley Act of 2002	56
		Disclosure controls and procedures	57
		Internal control over financial reporting	57
Report of the independent auditors – Consolidated financial statements
		United States opinion	60
16A	Audit Committee financial expert	Omitted due to reduced disclosure format

16B	Code of ethics	Omitted due to reduced disclosure format

16C	Principal accountants fees and services	Report of the directors
Statutory information
		Auditors	56
Consolidated financial statements
Notes to the consolidated financial statements
		Audit, audit related and other non-audit services	77
16E	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable

16F	Change in registrant’s certifying accountants	Not applicable

16G	Corporate governance	Omitted due to reduced disclosure format

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors – Consolidated financial statements
		United States opinion	60
		Consolidated financial statements	61
		Notes to the consolidated financial statements	66

[a]	Excluding the second sentence in the third paragraph under the sub-heading “Proposed acquisition of EE by BT Group plc” on page 5.

British Telecommunications plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England No. 1800000

Produced by BT Group

Typeset by RR Donnelley

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